UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

5 October 2005

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS.333-126811, 333-85646 AND 333-12384) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

A document containing extracts of the previously published interim results announcement of Barclays PLC for the six months ended 30th June 2005 and certain supplemental US GAAP information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: 5 October 2005	By:	/s/ Marie Smith
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC (Registrant)

Date: 5 October 2005	By:	/s/ Marie Smith
Marie Smith
Assistant Secretary

Barclays PLC and Barclays Bank PLC

This document includes extracts of the previously published results announcement of Barclays PLC for the six months ended 30th June 2005. This document does not update or restate any of the financial information set forth in the June 2005 results announcement. This document does incorporate certain modifications to the June 2005 announcement in order to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission, which govern the use of non-IFRS financial measures in documents filed with the Commission. This document also provides condensed financial information for Barclays Bank PLC.

This document provides additional information in accordance with SEC Release 33-8567 relating to the presentation of interim period financial statements by issuers. The release provides four options for foreign private issuers that are first-time adopters of International Financial Reporting Standards and are required to provide interim financial statements in Securities Act or Exchange Act documents used after nine months from the financial year end. Barclays PLC is using the US GAAP condensed financial information option. This option allows foreign companies to use condensed financial information prepared in accordance with US Generally Accepted Accounting Principles to bridge the gap in interim financial information between previous GAAP and IFRS. The condensed US GAAP financial information provides a level of detail consistent with that required by Article 10 of Regulation S-X for interim financial statements. The additional information is as follows:

•	reconciliations of the IFRS financial statements of Barclays PLC and Barclays Bank PLC for the six months ended 30th June 2005 and 30th June 2004 to US Generally Accepted Accounting Principles;

•	reconciliations of the IFRS financial statements of Barclays PLC and Barclays Bank PLC for 1st January 2004 to 1st January 2005 to UK GAAP, as previously in effect;

•	condensed consolidated statements of income, balance sheets and statements of comprehensive income for Barclays PLC and Barclays Bank PLC for the six months ended 30th June 2005 and 30th June 2004 and the year ended 30th December 2004, all prepared in accordance with US GAAP.

In this document, certain non-IFRS measures are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its business and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management.

All of the financial information presented in this document is unaudited.

The interim financial data as of 30th June 2005 and for the six months ended 30th June 2005, 31st December 2004, and 30th June 2004 include, in the opinion of the Group, all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of the interim periods. The interim financial information complies with IAS 34, ‘Interim Financial Reporting’.

i

BARCLAYS PLC AND BARCLAYS BANK PLC

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operation.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and pending tax elections with regards to certain subsidiaries, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation, the impact of competition, and the Group’s ability to increase earnings per share from acquisitions such as Absa (which may be affected by, among other things, the ability to realise expected synergies, integrate businesses, and costs associated with the acquisition and integration) - a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC including its most recent Annual Report on Form 20-F.

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON E14 5HP, TELEPHONE 020 7116 1000. COMPANY NO. 48839.

ii

BARCLAYS PLC – INTERIM RESULTS ANNOUNCEMENT

Extracts from the Interim Results Announcement of Barclays PLC, published on August 5th 2005, are provided on pages 2 to 73, with certain modifications as set out on page (i).

The information in the announcement, which was approved by the Board of Directors on 4th August 2005, did not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts for the year-ended 31st December 2004 were prepared under UK GAAP and included certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 235 of the Act and which did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

BARCLAYS PLC

RESULTS FOR SIX MONTHS TO 30TH JUNE 2005 (UNAUDITED)

	Half-year ended
	30.06.05	30.06.04	% Change
	£m	£m
Total income, net of insurance claims	7,922	6,967	14
Impairment charges and other credit provisions	(706)	(589)	20
Operating expenses	(4,542)	(3,974)	14
Profit before tax	2,690	2,463	9
Profit attributable to shareholders	1,841	1,798	2
Earnings per share	29.1p	28.0p	4
Proposed interim dividend per share	9.2p	8.25p	12
Post-tax return on average shareholders’ equity	23.4%	24.3%

Highlights of business profit before tax	£m	£m	% Change
UK Banking	1,275	1,162	10
Barclays Capital	703	588	20
Barclays Global Investors	242	151	60
Wealth Management[1]	89	64	39
Barclaycard	379	459	(17)
International Retail and Commercial Banking	188	145	30

In this document the income statement analysis compares, unless stated otherwise, the half-year ended 30th June 2005 to the corresponding period of 2004. Balance sheet comparisons, unless stated otherwise, relate to the corresponding position at 31st December 2004. 2004 comparatives do not include additional impacts arising from the first time application of IAS 32 (Financial instruments: Disclosure and Presentation), IAS 39 (Financial instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts), which were applied from 1st January 2005.

[1]	Formerly Private Clients

BARCLAYS PLC

FINANCIAL HIGHLIGHTS (UNAUDITED)

		Half-year ended
RESULTS		30.06.05	31.12.04	30.06.04
		£m	£m	£m
Net interest income		3,700	3,500	3,333
Net fee and commission income		2,540	2,532	2,315
Principal transactions		1,549	1,398	1,116
Net premiums from insurance contracts		371	506	536
Other income		49	75	56
Total income		8,209	8,011	7,356
Net claims and benefits paid on insurance contracts		(287)	(870)	(389)
Total income, net of insurance claims		7,922	7,141	6,967
Impairment charges and other credit provisions		(706)	(504)	(589)
Net income		7,216	6,637	6,378
Operating expenses		(4,542)	(4,562)	(3,974)
Share of results of associates and joint ventures		16	42	14
Profit on disposal of associates and joint ventures		—	—	45

Profit before tax		2,690	2,117	2,463

Profit attributable to shareholders		1,841	1,456	1,798
Economic profit[2]		1,004	604	964

PER ORDINARY SHARE		p	p	p
Earnings		29.1	23.0	28.0
Proposed dividend		9.2	15.75	8.25
Net asset value		249	246	232

PERFORMANCE RATIOS		%	%	%
Post-tax return on average shareholders’ equity		23.4	18.9	24.3
Cost:income ratio[1]		57	64	57
Cost:net income ratio		63	69	62

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
BALANCE SHEET	£m	£m	£m	£m
Shareholders’ equity excluding minority interests	16,099	15,287	15,870	14,978
Minority interests	5,686	3,330	894	178
Total shareholders’ equity	21,785	18,617	16,764	15,156
Loan capital	11,309	10,606	12,277	12,468
Total capital resources	33,094	29,223	29,041	27,624
Total assets	850,123	715,600	538,181	512,331
Weighted risk assets	242,406	219,758	218,601	203,333

	30.06.05	01.01.05	31.12.04	30.06.04
	%	%	%	%
Tier 1 ratio	7.6	7.1	7.6	7.7
Risk asset ratio	12.1	11.8	11.5	12.2

ECONOMIC DATA
Period end - US$/£	1.79		1.92	1.81
Average - US$/£	1.88		1.83	1.82
Period end - €/£	1.48		1.41	1.49
Average - €/£	1.46		1.47	1.48

[1]	Total income, net of insurance claims
[2]	A reconciliation of economic profit to profit after tax and minority interests is included on page 50.

BARCLAYS PLC

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Half-year ended
Continuing operations	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Interest income	7,648	7,315	6,565
Interest expense	(3,948)	(3,815)	(3,232)

Net interest income	3,700	3,500	3,333
Fee and commission income	2,872	2,861	2,648
Fee and commission expense	(332)	(329)	(333)
Net fee and commission income	2,540	2,532	2,315
Net trading income	1,176	684	803
Net investment income	373	714	313
Principal transactions	1,549	1,398	1,116
Net premiums from insurance contracts	371	506	536
Other income	49	75	56

Total income	8,209	8,011	7,356
Net claims and benefits paid on insurance contracts	(287)	(870)	(389)

Total income, net of insurance claims	7,922	7,141	6,967
Impairment charge and other credit provisions	(706)	(504)	(589)

Net income	7,216	6,637	6,378
Operating expenses	(4,542)	(4,562)	(3,974)
Share of results of associates and joint ventures	16	42	14
Profit on disposal of associates and joint ventures	—	—	45

Profit before tax	2,690	2,117	2,463
Tax	(715)	(634)	(645)

Profit for the period	1,975	1,483	1,818

Profit attributable to minority interests	134	27	20
Profit attributable to shareholders	1,841	1,456	1,798

	1,975	1,483	1,818

	p	p	p
Basic earnings per ordinary share	29.1	23.0	28.0
Diluted earnings per share	28.4	22.5	27.5

Proposed dividends per ordinary share:
Interim	9.2	—	8.25
Final	—	15.75	—

Proposed dividend	£582m	£1,010m	£528m

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Assets
Cash and balances at central banks	4,106	3,238	1,753	1,829
Items in the course of collection from other banks	2,208	1,772	1,772	2,527
Treasury bills and other eligible bills	n/a	n/a	6,658	6,547
Trading portfolio assets	134,235	110,033	n/a	n/a
Financial assets designated at fair value:
- held on own account	9,747	9,799	n/a	n/a
- held in respect of linked liabilities to customers under investment contracts	69,792	63,124	n/a	n/a
Derivative financial instruments	133,932	94,211	n/a	n/a
Loans and advances to banks	35,225	25,728	80,632	83,034
Loans and advances to customers	237,123	207,259	262,409	252,053
Debt securities	n/a	n/a	130,311	119,840
Equity shares	n/a	n/a	11,399	8,599
Available for sale financial investments	61,143	48,097	n/a	n/a
Reverse repurchase agreements and cash collateral on securities borrowed	149,400	139,574	n/a	n/a
Other assets	3,491	3,647	25,915	21,344
Insurance assets, including unit-linked assets	107	109	8,576	8,165
Investments in associates and joint ventures	438	429	429	442
Goodwill	4,590	4,518	4,518	4,398
Intangible assets	120	139	139	62
Property, plant and equipment	2,407	2,282	2,282	2,108
Deferred tax assets	2,059	1,641	1,388	1,383

Total assets	850,123	715,600	538,181	512,331

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Liabilities
Deposits from banks	84,538	74,735	111,024	115,836
Items in the course of collection due to other banks	2,809	1,205	1,205	1,442
Customer accounts	217,715	194,478	217,492	206,170
Trading portfolio liabilities	65,598	59,114	n/a	n/a
Financial liabilities designated at fair value: held on own account	8,231	5,320	n/a	n/a
Liabilities to customers under investment contracts	71,608	64,609	n/a	n/a
Derivative financial instruments	132,784	94,429	n/a	n/a
Debt securities in issue	93,328	76,154	83,842	69,431
Repurchase agreements and cash collateral on securities lent	122,076	98,582	n/a	n/a
Other liabilities	9,649	9,869	82,936	79,546
Current tax liabilities	786	621	621	697
Insurance contract liabilities, including unit-linked liabilities	3,589	3,596	8,377	7,944
Subordinated liabilities:
- Undated loan capital-non convertible	4,366	4,208	6,149	6,233
- Dated loan capital-convertible to preference shares	13	15	15	15
- Dated loan capital-non convertible	6,930	6,383	6,113	6,220
Deferred tax liabilities	1,891	1,397	1,362	1,284
Other provisions for liabilities	386	403	416	329
Retirement benefit liabilities	2,041	1,865	1,865	2,028

Total liabilities	828,338	696,983	521,417	497,175

Shareholders’ equity
Called up share capital	1,616	1,614	1,614	1,613
Share premium account	5,554	5,524	5,524	5,437
Less: treasury shares	(239)	(119)	(119)	(115)
Available for sale reserve	374	314	n/a	n/a
Cash flow hedging reserve	328	302	n/a	n/a
Capital redemption reserve	309	309	309	305
Other capital reserve	617	617	617	617
Translation reserve	(35)	(58)	(58)	(43)
Retained earnings	7,575	6,784	7,983	7,164

Shareholders’ equity excluding minority interest	16,099	15,287	15,870	14,978
Minority interests	5,686	3,330	894	178

Total shareholders’ equity	21,785	18,617	16,764	15,156

Total liabilities and shareholders’ equity	850,123	715,600	538,181	512,331

BARCLAYS PLC

Group performance ratios

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Net asset value per ordinary share (excluding minority interests)	249p	236p	246p	232p

	Half-year ended
	30.06.05	31.12.04	30.06.04
	%	%	%
Post-tax return on average shareholders’ equity (excluding minority interests)	23.4	18.9	24.3

Cost:income ratios

The cost:income ratios are defined as follows:

•	The cost:income ratio is defined as operating expenses compared to total income, net of insurance claims; and

•	The cost:net income ratio is defined as operating expenses compared to total income, net of insurance claims, less impairment charges.

	Half-year ended
	30.06.05	31.12.04	30.06.04
	%	%	%
Cost:income ratio	57	64	57
Cost:net income ratio	63	69	62

BARCLAYS PLC

FINANCIAL REVIEW

Results by business

The following section analyses the Group’s performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

•	UK Banking, comprising

–	UK Retail Banking

–	UK Business Banking

•	Barclays Capital

•	Barclays Global Investors

•	Wealth Management

•	Wealth Management – closed life assurance activities

•	Barclaycard

•	International Retail and Commercial Banking

•	Head office functions and other operations

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Mortgages, Small Business and UK Premier. This cluster of businesses enables the building of broader and deeper relationships with both existing and new customers. Personal Customers and Mortgages provide a wide range of products and services to 14 million retail customers, including current accounts, savings, mortgages, and general insurance. Small Business provides banking services to 580,000 small businesses. UK Premier provides banking, investment products and advice to some 280,000 affluent customers.

UK Business Banking

UK Business Banking provides relationship banking to the Group’s larger and medium business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital. UK Business Banking provides asset financing and leasing solutions through a specialist business to customers in the United Kingdom and continental Europe.

BARCLAYS PLC

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime brokerage and equity related activities; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credits, as well as hybrid capital products, asset based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, tactical asset allocation and risk-controlled active products. BGI also provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in Exchange Traded Funds, with over 130 funds for institutions and individuals trading in eleven global markets. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost.

Wealth Management

Wealth Management (formerly Private Clients) serves affluent, high net worth and corporate clients, primarily in the UK and continental Europe, providing private banking, offshore banking, stockbroking, asset management and financial planning services.

Wealth Management – closed life assurance activities

Wealth Management - closed life assurance activities comprise the closed life assurance businesses of Barclays and Woolwich in the UK.

BARCLAYS PLC

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business with an increasing international presence and is one of the leading credit card businesses in Europe.

In the UK, Barclaycard manages the Barclaycard branded credit cards and other non-Barclaycard branded card portfolios including Monument, SkyCard and Solution Personal Finance. In consumer lending, Barclaycard manages both secured and unsecured loan portfolios, through Barclays branded loans, being mostly Barclayloan, and also through the FirstPlus and Clydesdale Financial Services businesses.

Outside the UK, Barclaycard operates in the United States, through Juniper Financial Corporation, in Germany, Spain, Greece, Italy, Portugal, Republic of Ireland and across Africa. In the Nordic region, Barclaycard operates through Entercard, the joint venture with FöreningsSparbanken (Swedbank).

Barclaycard Business processes card payments for retailers and issues purchasing and credit cards to business customers and to the UK Government.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capability.

International Retail and Commercial Banking

International Retail and Commercial Banking provides a range of banking services, including current accounts, savings, investments, mortgages and loans to personal and corporate customers across Spain, Portugal, France, Italy, the Caribbean, Africa and the Middle East.

International Retail and Commercial Banking works closely with other parts of the Group, including Barclaycard, UK Banking, Barclays Capital and Barclays Global Investors, to leverage synergies from product and service propositions.

Head office functions and other operations

Head office functions and other operations comprise:

•	head office and central support functions
•	discontinued businesses in transition
•	consolidation adjustments

Head office and central support functions comprise the following areas: Executive Management, Finance, Treasury, Communications, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Discontinued businesses in transition principally relate to South American and Middle Eastern corporate banking businesses. These businesses are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of inter segment transactions.

BARCLAYS PLC

SUMMARY OF RESULTS (UNAUDITED)

Analysis of profit attributable to shareholders

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
UK Banking	1,275	1,103	1,162
UK Retail Banking	549	405	558
UK Business Banking	726	698	604
Barclays Capital	703	432	588
Barclays Global Investors	242	185	151
Wealth Management	89	46	64
Wealth Management - closed life assurance activities	(2)	(51)	(1)
Barclaycard	379	384	459
International Retail and Commercial Banking	188	148	145
Head office functions and other operations	(184)	(130)	(105)

Profit before tax	2,690	2,117	2,463
Tax	(715)	(634)	(645)

Profit for the period	1,975	1,483	1,818
Profit attributable to minority interests	(134)	(27)	(20)

Profit attributable to shareholders	1,841	1,456	1,798

BARCLAYS PLC

TOTAL ASSETS AND WEIGHTED RISK ASSETS

Total assets
	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
UK Banking	134,322	128,573	119,561	114,404
UK Retail Banking	67,518	69,064	68,861	67,255
UK Business Banking	66,804	59,509	50,700	47,149
Barclays Capital	566,675	454,437	346,901	330,235
Barclays Global Investors	68,630	61,201	798	711
Wealth Management	5,215	5,050	5,007	4,409
Wealth Management - closed life assurance activities	6,653	6,551	6,425	6,092
Barclaycard	23,777	22,878	23,059	20,693
International Retail and Commercial Banking	29,505	28,723	28,448	25,114
Head office functions and other operations	10,756	3,669	3,464	6,275
Goodwill	4,590	4,518	4,518	4,398

	850,123	715,600	538,181	512,331

Weighted risk assets

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
UK Banking	100,355	92,590	91,913	87,506
UK Retail Banking	37,010	37,835	37,111	36,458
UK Business Banking	63,345	54,755	54,802	51,048
Barclays Capital	90,828	79,511	79,949	72,715
Barclays Global Investors	1,474	1,233	1,230	1,004
Wealth Management	4,589	4,187	4,018	3,632
Barclaycard	21,666	21,595	20,188	18,404
International Retail and Commercial Banking	19,430	18,701	19,319	17,292
Head office functions and other operations	4,064	1,941	1,984	2,780

	242,406	219,758	218,601	203,333

BARCLAYS PLC

UK Banking

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Net interest income	1,919	1,780	1,697
Net fee and commission income	868	974	962
Net trading income	(2)	—	—
Net investment income	19	4	1
Principal transactions	17	4	1
Net premiums from insurance contracts	141	100	149
Other income	15	31	6

Total income	2,960	2,889	2,815
Net claims and benefits on insurance contracts	(33)	(20)	(26)

Total income, net of insurance claims	2,927	2,869	2,789
Impairment charges and other credit provisions	(148)	(46)	(153)

Net income	2,779	2,823	2,636
Operating expenses	(1,498)	(1,722)	(1,519)
Share of results of associates and joint ventures	(6)	2	3
Profit on disposal of associates and joint ventures	—	—	42

Profit before tax	1,275	1,103	1,162

Cost:income ratio	51%	60%	54%
Cost:net income ratio	54%	61%	58%

Risk Tendency	£420m	£375m	£360m

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Loans and advances to customers	£125.4bn	£119.6bn	£114.1bn	£109.0bn
Customer accounts	£131.0bn	£124.6bn	£114.8bn	£113.1bn
Total assets	£134.3bn	£128.6bn	£119.6bn	£114.4bn
Weighted risk assets	£100.4bn	£92.6bn	£91.9bn	£87.5bn

Key Facts		30.06.05	31.12.04	30.06.04
Number of UK branches		2,053	2,061	2,064

UK Banking profit before tax increased 10% (£113m) to £1,275m (2004: £1,162m), driven by good income growth, well controlled risk and strong cost management as operating expenses were held below 2004 levels.

UK Banking has continued to make good progress towards achieving its strategic aims of delivering integrated banking solutions to customers, enhancing the customer service experience, capturing revenue growth opportunities and improving productivity. UK Banking is targeting cost:income ratio improvements of 2 percentage points per annum in 2005, 2006 and 2007. During the first half of 2005 UK Banking made good progress towards achieving this target with the cost:income ratio improving by 3 percentage points to 51% (2004: 54%).

BARCLAYS PLC

UK Retail Banking

		Half-year ended
		30.06.05	31.12.04	30.06.04
		£m	£m	£m
Net interest income		1,041	1,046	1,013
Net fee and commission income		550	554	569
Net trading income		—	—	—
Net investment income		9	1	—
Principal transactions		9	1	—
Net premiums from insurance contracts		141	100	149
Other income		12	22	4

Total income		1,753	1,723	1,735
Net claims and benefits on insurance contracts		(33)	(20)	(26)

Total income, net of insurance claims		1,720	1,703	1,709
Impairment charges and other credit provisions		(72)	2	(62)

Net income		1,648	1,705	1,647
Operating expenses		(1,092)	(1,300)	(1,133)
Share of results of associates and joint ventures		(7)	—	2
Profit on disposal of associates and joint ventures		—	—	42

Profit before tax		549	405	558

Cost:income ratio		63%	76%	66%
Cost:net income ratio		66%	76%	69%

Risk Tendency		£160m	£150m	£150m

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Loans and advances to customers	£64.9bn	£66.0bn	£65.6bn	£64.4bn
Customer accounts	£74.6bn	£73.1bn	£72.4bn	£70.7bn
Total assets	£67.5bn	£69.1bn	£68.9bn	£67.3bn
Weighted risk assets	£37.0bn	£37.8bn	£37.1bn	£36.5bn

Key Facts		30.06.05	31.12.04	30.06.04
Personal Customers
Number of UK current accounts		10.9m	10.7m	10.6m
Number of UK savings accounts		10.7m	10.6m	10.5m
Total UK mortgage balances (residential)		£61.0bn	£61.7bn	£60.8bn

Small Business and UK Premier
Number of Small Business customers		580,000	566,000	567,000
Number of UK Premier customers		280,000	273,000	269,000

BARCLAYS PLC

UK Retail Banking profit before tax decreased 2% (£9m) to £549m (2004: £558m).

Total income net of insurance claims increased 1% (£11m) to £1,720m (2004: £1,709m). There was a good performance in current accounts, whilst income from mortgages and retail savings was weaker. Net income was flat at £1,648m (2004: £1,647m).

Net interest income increased 3% (£28m) to £1,041m (2004: £1,013m). Growth was driven by a higher contribution from current accounts (both deposits and overdrafts), which was offset by margin pressure in retail savings. Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased 1%.

UK average residential mortgage balances increased 1% to £61.4bn (2004: £60.6bn). The mortgage business focused on higher margin new business rather than volume during the period, which resulted in an improved margin on new business. Gross advances were £5.2bn (2004: £9.2bn), an estimated market share of 4%. UK residential mortgage balances ended the period at £61.0bn (31st December 2004: £61.7bn). The estimated loan to value ratio within the residential mortgage book on a current valuation basis was 34% (31st December 2004: 35%). Average overdraft balances within Personal Customers increased 11% and average Small Business loan balances rose 10%.

Total average customer deposit balances increased 5% to £71.0bn (2004: £67.5bn). There was strong growth in UK Premier with average deposits up 12% and good growth in Small Business where average deposit balances were 5% higher. Personal Customer average current account balances increased 4% and average retail savings balances by 3%.

Net fee and commission income decreased 3% (£19m) to £550m (2004: £569m), as lending related fees were impacted by the application of IAS 32 and IAS 39 from 1st January 2005. Excluding this impact, net fee and commission income was 1% higher. Higher fee income was generated by value-added fee-based current accounts, reflecting higher account numbers and a broader product range.

Income from principal transactions was £9m (2004: £nil) representing the gain on the sale of the investment in Gresham, an insurance underwriting business, ahead of the launch of the new general insurance offering.

Net premiums from insurance underwriting activities decreased 5% (£8m) to £141m (2004: £149m), due to a lower insurance take up on consumer lending activity.

Impairment charges increased 16% (£10m) to £72m (2004: £62m), in line with expectations. The increase has principally arisen in Personal Customer overdrafts and Small Business loans reflecting balance growth. The quality of the mortgage portfolio remains high. Mortgage arrears balances remained at a low level, despite some modest deterioration in the period.

Operating expenses decreased 4% (£41m) to £1,092m (2004: £1,133m) as cost saving initiatives focused on the back and middle office more than offset cost pressures arising from investment in frontline customer service, inflation and volume growth. Investment in the infrastructure of the business continued during the first half of 2005. The cost:income ratio improved by 3 percentage points to 63% (2004: 66%).

BARCLAYS PLC

UK Business Banking

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Net interest income	878	734	684
Net fee and commission income	318	420	393
Net trading income	(2)	—	—
Net investment income	10	3	1
Principal transactions	8	3	1
Other income	3	9	2

Total income	1,207	1,166	1,080
Impairment charges and other credit provisions	(76)	(48)	(91)

Net income	1,131	1,118	989
Operating expenses	(406)	(422)	(386)
Share of results of associates and joint ventures	1	2	1

Profit before tax	726	698	604

Cost:income ratio	34%	36%	36%
Cost:net income ratio	36%	38%	39%

Risk Tendency	£260m	£225m	£210m

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Loans and advances to customers	£60.5bn	£53.6bn	£48.5bn	£44.7bn
Customer accounts	£56.4bn	£51.6bn	£42.4bn	£42.4bn
Total assets	£66.8bn	£59.5bn	£50.7bn	£47.1bn
Weighted risk assets	£63.3bn	£54.8bn	£54.8bn	£51.0bn

Key Facts		30.06.05	31.12.04	30.06.04
Total number of Business Banking customers		182,000	179,000	179,000
Customers registered for online banking/Business Master		70,300	66,900	66,800

BARCLAYS PLC

UK Business Banking profit before tax increased 20% (£122m) to £726m (2004: £604m), as a result of strong income growth and lower impairment losses. Both Larger Business and Medium Business performed well. The asset and sales finance business performed very strongly and future growth will be enhanced by the acquisition of a 51% stake in Iveco Finance, which completed during June 2005.

Total income increased 12% (£127m) to £1,207m (2004: £1,080m). Net income increased 14% (£142m) to £1,131m (2004: £989m).

Net interest income increased 28% (£194m) to £878m (2004: £684m). Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased by 12%.

Balance sheet growth was very strong. The application of IAS 32 and IAS 39 from 1st January 2005 has resulted in the grossing up of previously netted positions (assets and liabilities subject to master netting agreements). These amounted to £8.7bn as at 30th June 2005. Average lending balances (excluding previously netted balances) increased 21% to £51.7bn (2004: £42.7bn), with particularly strong growth in the large corporate segment. UK Business Banking’s market share of lending balances increased over the period. Average deposit balances (excluding previously netted balances) increased 10% to £44.4bn (2004: £40.4bn). Adjusting for the income reclassification, there has been a modest decline in both the lending and deposit margins.

The impact of the Iveco transaction was to increase both period end total assets and weighted risk assets by £1.8bn.

Net fee and commission income decreased 19% (£75m) to £318m (2004: £393m). Excluding the impact of the IAS 32 and IAS 39, net fee and commission income increased 8%, as a result of higher underlying lending fees and higher fees from the asset and sales finance business.

Income from principal transactions was £8m (2004: £1m). The majority of the increase represented gains on the sale of venture capital investments.

Impairment charges decreased 16% (£15m) to £76m (2004: £91m). The overall credit profile of the portfolio was maintained and the average credit quality of new lending was above that of the average for the overall book.

Operating expenses increased 5% (£20m) to £406m (2004: £386m), reflecting volume growth and higher expenditure on front line staff. The cost:income ratio improved by 2 percentage points to 34% (2004: 36%).

BARCLAYS PLC

Barclays Capital

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Net interest income	483	535	456
Net fee and commission income	350	331	272
Net trading income	1,115	679	784
Net investment income	158	121	176
Principal transactions	1,273	800	960
Other income	11	11	10

Total income	2,117	1,677	1,698
Impairment charges and other credit provisions	(48)	(53)	(49)

Net income	2,069	1,624	1,649
Operating expenses	(1,366)	(1,192)	(1,061)

Profit before tax	703	432	588

Cost:income ratio	65%	71%	62%
Cost:net income ratio	66%	73%	64%
Risk Tendency	£75m	£70m	£80m
Average net income per member of staff (‘000)	£257	£221	£260

As at
	30.06.05	01.01.05	31.12.04	30.06.04
Total assets	£566.7bn	£454.4bn	£346.9bn	£330.2bn
Weighted risk assets	£90.8bn	£79.5bn	£79.9bn	£72.7bn

Key Facts[1]	30.06.05		30.06.04
	League table position	Issuance value	League table position	Issuance value
Global all debt	4th	$163.5bn	5th	$122.3bn
European all debt	2nd	$116.0bn	3rd	$80.9bn
All international bonds (all currencies)	4th	$96.0bn	6th	$75.9bn
All international bonds (Euros)	3rd	€44.3bn	3rd	€35.4bn
Sterling bonds	2nd	£8.3bn	2nd	£7.7bn
US investment grade bonds	4th	$5.1bn	12th	$2.1bn

[1]	League tables compiled by Barclays Capital from external sources including Dealogic and Thomson Financials.

BARCLAYS PLC

Barclays Capital continued to perform strongly delivering record first half profit before tax and net income despite difficult market conditions, particularly during the second quarter. Profit before tax increased 20% (£115m) to £703m (2004: £588m) reflecting very strong income growth driven by higher business volumes and client activity levels. Net income increased 25% (£420m) to £2,069m (2004: £1,649m).

Total income increased 25% (£419m) to £2,117m (2004: £1,698m) as a result of strong growth across the Rates and Credit businesses. Income by asset category was broadly based with particularly strong income growth from credit products and commodities. Areas of investment in 2004, such as commercial mortgage backed securities, equity derivatives and commodities, performed well. Average DVaR decreased 20% to £30.4m (2004: £38.1m) primarily due to better diversification and was broadly in line with DVaR for the second half of 2004 (£30.7m).

Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing financing and client risk management solutions. This increased 24% (£340m) to £1,756m (2004: £1,416m).

Trading income increased 42% (£331m) to £1,115m (2004: £784m) due to strong performances across the Rates and Credit businesses, in particular from commodities, foreign exchange, structured capital markets and credit derivatives. This was driven by higher volumes of client led activity across a broad range of products and geographic regions and the continued return on prior year investments. Net investment income decreased 10% (£18m) to £158m (2004: £176m), due to lower contributions from structured capital markets and private equity realisations. Net interest income increased 6% (£27m) to £483m (2004: £456m).

Primary income, comprising net fee and commission income from advisory and origination activities, grew 29% (£78m) to £350m (2004: £272m). This reflected increased volumes and market share gains in a number of key markets with particularly strong performances from primary bonds and loans.

Other income of £11m (2004: £10m) reflected income from operating leases.

Impairment charges of £48m (2004: £49m) were broadly in line with prior year as the wholesale credit environment remained stable.

Operating expenses increased 29% (£305m) to £1,366m (2004: £1,061m), reflecting the ongoing costs associated with staff hired during 2004 and the first half of 2005 and higher business volumes. Performance related costs increased due to the strong profit performance. Investment expenditure, primarily in the front office continued to be significant, but decreased, relative to 2004, reflecting the reduced pace of hiring in the first half of 2005. The cost:net income ratio increased to 66% (2004: 64%). Total staff costs to net income was in line with the prior year at 53%. Approximately half of the total operating expenses comprised performance related pay, discretionary investment spend and short-term contractor resource, consistent with the experience in the first half of 2004.

Total headcount increased by 500 during the first half of 2005 to 8,300 (31st December 2004: 7,800). Almost 60% of the increase was in the front office, spread across product, client coverage and distribution across all geographies. The remainder was directed at the continued strengthening of the back office and control environment, mostly in lower cost jurisdictions.

BARCLAYS PLC

Barclays Global Investors

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Net interest income	7	1	4
Net fee and commission income	570	464	418
Net trading income	2	3	—
Net investment income	4	3	—
Principal transactions	6	6	—
Other income	—	(1)	1

Total income	583	470	423
Operating expenses	(342)	(284)	(272)
Share of results of associates and joint ventures	1	(1)	(1)
Profit on disposal of associates and joint ventures	—	—	1

Profit before tax	242	185	151

Cost:income ratio	59%	60%	64%
Average income per member of staff (‘000)	£299	£247	£217

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Total assets	£68.6bn	£61.2bn	£0.8bn	£0.7bn
Weighted risk assets	£1.5bn	£1.2bn	£1.2bn	£1.0bn

Key Facts		30.06.05	31.12.04	30.06.04
Number of institutional clients		2,700	2,600	2,600
Assets under management:
-indexed		£517bn	£478bn	£429bn
-active		£169bn	£147bn	£134bn
-managed cash and other		£95bn	£84bn	£71bn
Total assets under management		£781bn	£709bn	£634bn
Total assets under management (US$)		$1,401bn	$1,362bn	$1,151bn
Number of iShares products		135	132	123
Total iShares assets under management[1]		£84bn	£68bn	£52bn

[1]	Included in indexed assets

BARCLAYS PLC

Barclays Global Investors (BGI) delivered another excellent performance. Profit before tax increased 60% (£91m) to £242m (2004: £151m) reflecting substantial income growth coupled with tight cost control and focused investment spend.

Net fee and commission income increased 36% (£152m) to £570m (2004: £418m). This was driven by a sharp rise in management and incentive fees across all areas, particularly in the active and iShares businesses. Higher margin assets under management and strong investment performance contributed to the significant income growth along with higher market levels. In addition, securities lending income growth was strong, reflecting increased volumes in this area.

Very strong income and profit performance continued across a diverse range of products, distribution channels and geographies. The trend of net new revenue generation from an increasingly higher margin product mix continued. Active product investment performance remained very good and most funds outperformed their benchmarks. The growth in global iShares continued at pace with assets under management up 24% (£16bn) to £84bn from 2004 year-end and up 62% (£32bn) from June 2004.

Operating expenses increased 26% (£70m) to £342m (2004: £272m) primarily as a result of higher performance based expenses and investment in growth initiatives including Fixed Income and Alternative Assets. The cost:income ratio of 59% showed continued improvement over the prior year (2004: 64%).

Total headcount rose by 200 in the period to 2,100 (31st December 2004: 1,900) driven by the targeted ongoing investment for future growth of the business. Headcount increased in all regions, across both product groups and the support functions.

Total assets under management increased 10% (£72bn) to £781bn (31st December 2004: £709bn). The growth included £33bn of net new assets, £32bn attributable to favourable exchange rate movements and £7bn as a result of market movements. The increase in the US$ assets under management from US$1,362bn (31st December 2004) to US$1,401bn includes US$61bn of net new assets and US$11bn of market movements, partially offset by adverse exchange rate movements of US$33bn. BGI manages assets denominated in numerous currencies with the majority being in US dollars.

BARCLAYS PLC

Wealth Management

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Net interest income	165	155	148
Net fee and commission income	283	268	261
Net trading income	—	—	—
Net investment income	5	—	—
Principal transactions	5	—	—
Other income	(1)	4	3

Total income	452	427	412
Impairment charges and other credit provisions	(1)	1	—

Net income	451	428	412
Operating expenses	(362)	(382)	(348)

Profit before tax	89	46	64

Cost:income ratio	80%	89%	84%
Cost:net income ratio	80%	89%	84%
Risk Tendency	£5m	£5m	£5m
Average net income per member of staff (‘000)	£63	£60	£59

As at
	30.06.05	01.01.05	31.12.04	30.06.04
Loans and advances to customers	£4.5bn	£4.2bn	£4.1bn	£3.6bn
Customer accounts	£22.6bn	£21.4bn	£21.3bn	£20.4bn
Total assets	£5.2bn	£5.1bn	£5.0bn	£4.4bn
Weighted risk assets	£4.6bn	£4.2bn	£4.0bn	£3.6bn

Key Facts		30.06.05	31.12.04	30.06.04
Total customer funds		£74.2bn	£70.8bn	£69.0bn

BARCLAYS PLC

Wealth Management profit before tax increased 39% (£25m) to £89m (2004: £64m), reflecting broad based income growth and tight control of costs.

Total income increased 10% (£40m) to £452m (2004: £412m).

Net interest income increased 11% (£17m) to £165m (2004: £148m) reflecting good balance sheet growth. Total average customer deposits increased 9% to £22.2bn (2004: £20.4bn) driven by strong growth from offshore and private banking clients. Total average loans increased 27% to £4.2bn (2004: £3.3bn), largely as a result of an increase in lending to corporate clients in the offshore business. The deposit margin remained stable whilst the lending margin declined modestly.

Net fee and commission income increased 8% (£22m) to £283m (2004: £261m). The increase was driven principally by sales of investment products to private banking and financial planning clients together with the growth in equity markets.

Operating expenses increased 4% (£14m) to £362m (2004: £348m). Growth was driven by investment in new customer propositions, Gerrard integration costs and the continued investment in customer service and geographic expansion. Core operating costs remained in line with 2004 levels. The cost:income ratio improved to 80% (2004: 84%).

The integration of the Gerrard business continued to progress well with profits ahead of 2004 and expectations.

Total customer funds, comprising customer deposits and assets under management, increased to £74.2bn (31st December 2004: £70.8bn). Multi-Manager assets increased to £4.1bn (31st December 2004: £1.6bn), including existing customer assets.

BARCLAYS PLC

Wealth Management - closed life assurance activities

		Half-year ended
		30.06.05	31.12.04	30.06.04
		£m	£m	£m
Net interest income		(15)	(33)	(20)
Net fee and commission income		18	—	—
Net trading income		—	—	—
Net investment income		115	517	79
Principal transactions		115	517	79
Net premiums from insurance contracts		100	195	167
Other income		1	1	3

Total income		219	680	229
Net claims and benefits on insurance contracts		(167)	(639)	(179)

Total income, net of insurance claims		52	41	50
Endowment redress costs		(40)	(64)	(33)
Other operating expenses		(14)	(28)	(18)

Loss before tax		(2)	(51)	(1)

Cost:income ratio		104%	224%	102%

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Total assets	£6.7bn	£6.6bn	£6.4bn	£6.1bn

BARCLAYS PLC

From 1st January 2005, following the application of IAS 39 and IFRS 4, life assurance products are divided into investment contracts and insurance contracts. Investment income from assets backing investment contracts, and the corresponding movement in investment contract liabilities, has been presented on a net basis in other income. Therefore the line by line results for 2005 are not directly comparable to those reported for 2004.

Wealth Management - closed life assurance activities loss before tax was stable at £2m (2004: loss of £1m).

Total income decreased £10m to £219m (2004: £229m). The decrease was offset by a broadly similar reduction in net claims and benefits of £12m.

Costs relating to redress for customers in respect of sales of endowment policies increased 21% (£7m) to £40m (2004: £33m). Other operating expenses decreased by 22% to £14m (2004: £18m).

BARCLAYS PLC

Barclaycard

		Half-year ended
		30.06.05	31.12.04	30.06.04
		£m	£m	£m
Net interest income		863	790	810
Net fee and commission income		454	416	374
Net premiums from insurance contracts		10	11	11

Total income		1,327	1,217	1,195
Net claims and benefits on insurance contracts		(2)	(3)	(2)

Total income, net of insurance claims		1,325	1,214	1,193
Impairment charges and other credit provisions		(508)	(404)	(357)

Net income		817	810	836
Operating expenses		(439)	(428)	(379)
Share of results of associates and joint ventures		1	2	2

Profit before tax		379	384	459

Cost:income ratio		33%	35%	32%
Cost:net income ratio		54%	53%	45%
Risk Tendency		£980m	£860m	£810m

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Loans and advances to customers	£23.1bn	£22.2bn	£22.3bn	£20.1bn
Total assets	£23.8bn	£22.9bn	£23.1bn	£20.7bn
Weighted risk assets	£21.7bn	£21.6bn	£20.2bn	£18.4bn

		Half-year ended
Key Facts		30.06.05	31.12.04	30.06.04
Number of Barclaycard UK customers		11.2m	11.2m	10.8m
Number of retailer relationships		92,000	90,000	89,000
UK credit cards-average outstanding balances		£10.2bn	£9.9bn	£9.3bn
UK credit cards-average extended credit balances		£8.8bn	£8.5bn	£7.9bn
UK loans-average consumer lending balances		£9.9bn	£9.6bn	£9.2bn
International-average extended credit balances		£1.7bn	£1.0bn	£0.8bn
International-cards in issue		3.7m	2.9m	1.8m

BARCLAYS PLC

Barclaycard profit before tax decreased 17% (£80m) to £379m (2004: £459m) as good income growth was more than offset by higher impairment charges together with increased costs arising from continued investment in the business.

Total income, net of insurance claims, increased 11% (£132m) to £1,325m (2004: £1,193m) driven by good performances across the diversified UK cards and loans businesses, strong momentum in the international cards business and continued growth in Barclaycard Business.

Net income fell 2% (£19m) to £817m (2004: £836m) as a result of the rise in impairment charges.

Net interest income increased 7% (£53m) to £863m (2004: £810m) reflecting growth in balances. UK average extended credit balances rose 11% to £8.8bn (2004: £7.9bn) and international average extended credit balances more than doubled to £1.7bn (2004: £0.8bn). UK average consumer loan balances increased 8% to £9.9bn (2004: £9.2bn). Margins in the cards business declined from the levels in the first half of 2004, falling to 7.56% (2004: 7.83%), but increased from those in the second half of 2004 (6.88%), due to the flow through of the UK rate rises and a reduced impact from promotional offers. Margins in consumer lending fell from 2004 levels to 5.15% (2004: 6.31%), due to competitive pressure, change in the product mix and the impact of IAS 39 moving fee and commission expenses to net interest income. Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased by 5%.

Net fee and commission income increased 21% (£80m) to £454m (2004: £374m) reflecting the inclusion of Juniper for the full period and increased contributions from FirstPlus and Barclaycard Business. Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 16%.

Impairment charges increased to £508m, an increase of 26% relative to the second half of 2004 and 42% relative to the first half of 2004. The increase was driven largely by an increase in the size of the book and a rise in delinquent balances and severity rates. The increases arose primarily in the UK cards business and reflected the UK industry wide credit experience in the first part of 2005. In UK consumer loans and internationally (excluding Juniper), the rate of increase in impairment charges was lower. Non-performing card and loan balances increased significantly, driven by the growth in delinquent balances.

Operating expenses rose 16% (£60m) to £439m (2004: £379m) as a result of the inclusion of Juniper. Costs in the UK cards and loans business were flat.

In the UK, the FirstPlus business and Barclaycard Business performed well. The SkyCard program was launched in April and customer recruitment was ahead of expectations at the end of the period.

Barclaycard International continued to make good progress with its growth strategy. The businesses in Germany and Spain performed particularly strongly. In June Barclaycard formed a new joint venture with Swedbank to develop a card business in the Nordic region. Barclaycard International profit before tax was £1m (2004: £1m). Juniper performance and integration proceeded in line with expectations, with strong growth in balances and customer account numbers and a steady stream of new partnerships being established.

BARCLAYS PLC

International Retail and Commercial Banking

		Half-year ended
		30.06.05	31.12.04	30.06.04
		£m	£m	£m
Net interest income		288	277	257
Net fee and commission income		171	145	143
Net trading income		6	—	—
Net investment income		67	71	64
Principal transactions		73	71	64
Net premiums from insurance contracts		60	155	145
Other income		14	12	13

Total income		606	660	622
Net claims and benefits on insurance contracts		(85)	(208)	(182)

Total income, net of insurance claims		521	452	440
Impairment charges and other credit provisions		(8)	(12)	(19)

Net income		513	440	421
Operating expenses		(345)	(330)	(287)
Share of results of associates and joint ventures		20	38	11

Profit before tax		188	148	145

Cost:income ratio		66%	73%	65%
Cost:net income ratio		67%	75%	68%
Risk Tendency		£75m	£65m	£75m

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
Loans and advances to customers	£21.7bn	£20.8bn	£20.7bn	£17.6bn
Customer accounts	£9.6bn	£9.5bn	£10.1bn	£9.7bn
Total assets	£29.5bn	£28.7bn	£28.4bn	£25.1bn
Weighted risk assets	£19.4bn	£18.7bn	£19.3bn	£17.3bn

		Half-year ended
Key Facts		30.06.05	31.12.04	30.06.04
Number of international branches		799	830	837
Number of Barclays Africa and the Middle East customer accounts		1.3m	1.4m	1.5m
Number of Barclays Spain customers		0.5m	0.5m	0.5m
Number of Openplan customers in Spain		52,000	47,000	44,000
European mortgages - average balances (Euros)		€19.9bn	€18.1bn	€16.0bn
European assets under management (Euros)		€19.5bn	€17.1bn	€17.2bn

BARCLAYS PLC

International Retail and Commercial Banking performed very strongly with profit before tax increasing 30% (£43m) to £188m (2004: £145m). There was progress in all geographies, with very good growth in Spain, where profit before integration costs rose 30%, driven by the successful realisation of synergies from the integration of Banco Zaragozano.

From 1st January 2005, following the application of IAS 39 and IFRS 4, life assurance products are divided into investment contracts and insurance contracts. Investment income from assets backing insurance contracts, and the corresponding movement in investment contract liabilities, has been presented on a net basis in other income. Therefore the line by line results for 2005 are not directly comparable to those reported for 2004.

Total income, net of insurance claims, increased 18% (£81m) to £521m (2004: £440m). Net income increased 22% (£92m) to £513m (2004: £421m).

Net interest income increased 12% (£31m) to £288m (2004: £257m) as a result of good balance growth in Spain, Italy, Africa and the Middle East. Total average customer loans increased 28% to £20.8bn (2004: £16.3bn), reflecting growth across the portfolio. Mortgage balance growth in Europe was strong with average Euro balances up 24% including the benefit of recent mortgage campaigns in France. Average lending balances in Africa and the Middle East increased 38%. Competitive pressures in key European markets and a change in the overall product mix, with a higher weighting to mortgages, have contributed to slightly lower lending margins. Average customer deposits increased 10% to £9.1bn (2004: £8.3bn), mainly in Africa and the Middle East. Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased by 5%.

Net fee and commission income increased 20% (£28m) to £171m (2004: £143m). This reflected a strong performance in Spain from increased fund management related fees, together with good growth in France. Spain’s assets under management increased by 18%. Sales of mortgage related insurance products in Italy have also contributed. Fee income showed solid growth in Africa and the Middle East. Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 25%.

Principal transactions increased 14% (£9m) to £73m (2004: £64m). This reflected gains from investment realisations, including the sale of a preference share holding in FirstCaribbean, partly offset by the change in accounting for insurance businesses.

Impairment charges decreased 58% (£11m) to £8m (2004: £19m) with the reduction mainly in Africa and the Middle East.

Operating expenses increased 20% (£58m) to £345m (2004: £287m). The majority of the increase was attributable to integration costs in Spain and the continued expansion of the business in Africa and the Middle East. The cost:income ratio was 66% (2004: 65%).

Barclays Spain performed very strongly with profit before tax, pre integration costs, up 30% to £82m (2004: £63m). This was driven by benefits from the accelerated integration of Banco Zaragozano, together with growth in mortgages and assets under management. The integration of Banco Zaragozano is well ahead of plan.

BARCLAYS PLC

In Spain, Openplan continued to grow strongly reflecting the successful targeting of new customer segments. Total customer numbers increased in the period to 52,000 (31st December 2004: 47,000). The recent re-launch of Openplan in Portugal has contributed to a strong performance, supported by further expansion in the branch network, and customer numbers reached 10,600 by 30th June (31st December 2004: 8,900).

Africa and the Middle East profit before tax increased 12% to £65m (2004: £58m) reflecting balance sheet growth across the businesses, particularly in Egypt, UAE and South Africa.

The post-tax profit from associates increased £9m to £20m (2004: £11m) reflecting an increased contribution from FirstCaribbean.

BARCLAYS PLC

Head office functions and other operations

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Net interest expense	(10)	(5)	(19)
Net fee and commission expense	(174)	(66)	(115)
Net trading income	55	2	19
Net investment income	5	(2)	(7)
Principal transactions	60	—	12
Net premiums from insurance contracts	60	45	64
Other income	9	17	20

Total income	(55)	(9)	(38)
Impairment charges and other credit provisions	7	10	(11)

Net (loss)/income	(48)	1	(49)
Other operating expenses	(136)	(132)	(57)
Share of results of associates and joint ventures	—	1	1

Loss before tax	(184)	(130)	(105)

Loss before tax increased £79m to £184m (2004: loss £105m), reflecting increased costs and the impact of the elimination of inter-segment transactions.

Group segmental reporting is prepared in accordance with Group accounting policies as if each business segment were a stand alone company. This means that inter-segment transactions are recorded in each segment as if undertaken on an arms length basis. Consolidation adjustments necessary to fully eliminate the inter-segment transactions, including adjustments to eliminate timing differences on the recognition of inter-segment cost and income, are included in Head office functions and other operations.

The consolidation adjustments amount to a loss to Head office functions and other operations of £132m. The most significant adjustments include: internal fees for structured capital market activities arranged by Barclays Capital of £63m (2004: £45m); the timing of the recognition of insurance commissions between UK Retail Banking and Barclaycard included as a net fee and commission expense of £49m (2004: £nil) and net fees paid to Barclays Capital for capital raising and currency management of £32m (2004: £nil).

Net trading income of £55m (2004: £19m) arose as a result of hedging-related transactions in Treasury. The hedge ineffectiveness from 1st January 2005, together with other related Treasury adjustments, amounted to a gain of £12m (2004: £nil) and was reported in net interest income. Other income comprises mainly property rental income.

Impairment gains reflect recoveries made on loans previously written off in the transition businesses.

Operating expenses rose £79m to £136m (2004: £57m). Of this increase, £47m reflected non-recurring costs relating to the head office relocation to Canary Wharf.

BARCLAYS PLC

FINANCIAL REVIEW

Results by nature of income and expense

Net interest income

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Interest income	7,648	7,315	6,565
Interest expense	(3,948)	(3,815)	(3,232)

	3,700	3,500	3,333

Group net interest income increased 11% (£367m) to £3,700m (2004: £3,333m), reflecting growth in average balances across all businesses. Growth in net interest income was most notable in UK Banking, partly due to the growth in average lending balances and deposit balances and the reclassification of certain lending related fees from net fee and commission income to net income with the application of IAS 32 and IAS 39 from 1st January 2005. Net interest income also improved in Barclaycard and International Retail and Commercial Banking, as a result of strong growth in balances.

The increase in net interest income also reflects the application of IAS 32 and IAS 39 with effect from 1st January 2005, under which Reserve Capital Instruments and other capital instruments were classified from debt under UK GAAP to minority interests under IFRS. The associated funding cost has moved from interest expense to profit attributable to minority interests.

A component of the benefit of free funds included in Group net interest income is the structural hedge which functions to reduce the impact of the volatility of short-term interest rate movements. The contribution of the structural hedge has decreased to £58m (2004: £206m), largely due to the impact of higher short-term interest rates.

BARCLAYS PLC

FINANCIAL REVIEW

Net fee and commission income

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Fee and commission income	2,872	2,861	2,648
Fee and commission expense	(332)	(329)	(333)

	2,540	2,532	2,315

Net fee and commission income increased 10% (£225m) to £2,540m (2004: £2,315m), reflecting increases across the business. The application of IAS 32 and 39 caused the reclassification of £109m from net fee and commission income to net interest income in the first half of 2005. Excluding IAS 32 and 39 growth was 14% reflecting increases across all businesses.

Fee and commission income receivable rose 8% (£224m) to £2,872m (2004: £2,648m). The increase was driven by Barclays Global Investors, reflecting strong investment performance and higher market levels and Barclays Capital, due to increased business volumes and improved market share; and Barclaycard fee and commission income increased as a result of including Juniper for the full period, and higher contributions from FirstPlus and Barclaycard Business.

Total foreign exchange income was £298m (half-year ended 31st December 2004: £260m; half-year ended 30th June 2004: £260m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by UK Retail Banking, UK Business Banking, International Retail and Commercial Banking, Barclaycard, Barclays Global Investors and Wealth Management, both externally and with Barclays Capital, is reported in those business units, within fee and commission income. The foreign exchange income earned in Barclays Capital is reported within trading income.

BARCLAYS PLC

FINANCIAL REVIEW

Principal transactions

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Net trading income
Rates related business	859	443	698
Credit related business	317	241	105

	1,176	684	803

Net investment income
Cumulative gain from disposal of available for sale assets/investment securities	87	129	70
Dividend income	13	11	6
Net income from financial instruments designated at fair value	175	—	—
Income from assets backing insurance policies	—	581	136
Other investment income	98	(7)	101

	373	714	313

Most of the Group’s trading income is generated in Barclays Capital.

Trading income increased 46% (£373m) to £1,176m (2004: £803m) due to strong performances across the Rates and Credit businesses, in particular from commodities, foreign exchange, structured capital markets and credit derivatives. This was driven by higher volumes of client led activity across a broad range of products and geographic regions and the return on prior year headcount investment.

Net investment income rose by 19% (£60m) to £373m (2004: £313m) reflecting gains on the disposals of short term investments and fair value movements.

Following the application of IAS 39 at 1st January 2005, certain assets and liabilities have been designated at fair value. Fair value movements on these items of £175m are taken to net investment income. Fair value movements on insurance assets included within this category contributed £149m.

From 1st January 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. This has resulted in investment income and the corresponding movement in investment contract liabilities being presented on a net basis within other income. In 2004, all contracts were accounted for as insurance contracts and the gross income relating to these contracts was reported as income from assets backing insurance policies.

BARCLAYS PLC

FINANCIAL REVIEW

Net premiums from insurance contracts

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Gross premiums from insurance contracts	385	519	550
Premiums ceded to reinsurers	(14)	(13)	(14)

Net premiums from insurance contracts	371	506	536

The change in accounting for investment contracts results in a substantial decline in reported net premiums from insurance contracts in the Wealth Management - closed life assurance activities and International Retail and Commercial Banking businesses. There is a corresponding decline in net claims and benefits on insurance contracts.

Other income

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	6,885	n/a	n/a
Increase in liabilities held in respect of linked liabilities to customers under investment contracts	(6,885)	n/a	n/a
Property rentals	25	28	18
Other income	24	47	38

	49	75	56

In accordance with IAS 39, from 1st January 2005, asset management products offered to institutional pension funds by Barclays Global Investors are recognised as investment contracts. This results in a substantial increase in the fair value of assets held in respect of linked liabilities to customers under investment contracts and the related liabilities compared to the increase which has followed the change in accounting for investment contracts in the Wealth Management – closed life assurance activities and International Retail and Commercial Banking businesses.

BARCLAYS PLC

FINANCIAL REVIEW

Net claims and benefits paid on insurance contracts

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Gross claims and benefits paid on insurance contracts	296	880	395
Reinsurers’ share of claims paid	(9)	(10)	(6)

Net claims and benefits paid on insurance contracts	287	870	389

The change in accounting for investment contracts results in a substantial decline in reported net claims and benefits paid on insurance contracts in Wealth Management - closed life assurance activities and International Retail and Commercial Banking. There is a corresponding decline in net premiums from insurance contracts.

BARCLAYS PLC

FINANCIAL REVIEW

Impairment charges and other credit provisions

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Impairment charges
The charges for the period in respect of impairment for loans and advances comprise:
- New and increased	945	927	828
- Releases	(134)	(267)	(129)
- Recoveries	(98)	(140)	(115)

Total impairment charges	713	520	584

Other credit provisions
Charges for the period in respect of provision for undrawn contractually committed facilities and guarantees provided	(7)	(16)	5

Total impairment charges and other credit provisions	706	504	589

Period-on-period comparison is affected by the adoption of IAS 39 on 1st January 2005, which has changed the absolute value and calculation basis of the impairment charges and Potential Credit Risk Loans (PCRLs).

The high level of household indebtedness in the UK and lower discretionary incomes have led to strains on household budgets and resulted in a deterioration in consumer credit risk. Wholesale and corporate credit conditions remained satisfactory though loan markets were very competitive.

Overall, an increase in retail impairment charges was partly offset by lower wholesale impairment charges, resulting in impairment charges for the half-year of £706m (2004: £589m). As a percentage of period-end total non-trading loans and advances, impairment charges on an annualised basis were 0.51% (2004: 0.53%).

Retail impairment charges increased to £582m (2004: £417m), accounting for over 80% of the Group’s impairment charges and amounting to 1.06% (2004: 0.83%) of the period-end total non-trading loans and advances. The increase was predominantly in the UK cards portfolio. The mortgage impairment charge was low. There was some deterioration in mortgage arrears though they remain low and below the level of mid-2003.

In the wholesale and corporate businesses, impairment charges declined to £131m (2004: £161m). The decrease occurred largely in UK Business Banking which included a number of recoveries. Wholesale and corporate impairment charges were 0.16% (2004: 0.26%) of period-end total non-trading loans and advances.

In the second half of 2004, the credit loss was reduced by a number of one-off items, including an exceptional recovery of £57m in UK Business Banking and a release of mortgage provisions of £40m. The absence of such items means that the increase in the impairment charge in the first half of 2005 relative to the second half of 2004 appears greater than the increase in the underlying trends.

BARCLAYS PLC

FINANCIAL REVIEW

Operating expenses

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Staff costs (refer to page 39)	2,854	2,720	2,507
Administrative expenses	1,382	1,553	1,213
Depreciation	152	156	141
Amortisation of intangible assets	17	13	9
Impairment loss - intangible assets	—	5	4
Operating lease rentals	137	115	100

	4,542	4,562	3,974

Operating expenses increased 14% (£568m) to £4,542m (2004: £3,974m).

Administrative expenses increased 14% (£169m) to £1,382m (2004: £1,213m) principally as a result of higher business activity in Barclays Capital and Barclays Global Investors and the inclusion of Juniper in Barclaycard. There was a strong focus on cost control, particularly in UK Retail Banking.

Amortisation of intangible assets increased £8m to £17m (2004: £9m), primarily due to the acquisition of Juniper in December 2004.

Operating lease rentals increased by £37m to £137m (2004: £100m) as a consequence of the double occupancy costs associated with the head office relocation to Canary Wharf.

The Group cost:income ratio remained steady at 57%. This reflected improved productivity in UK Banking, Barclays Global Investors and Wealth Management, offset by increases in Barclays Capital, Barclaycard and International Retail and Commercial Banking, reflecting increased investment.

The Group cost:net income ratio was 63% (2004: 62%).

BARCLAYS PLC

FINANCIAL REVIEW

Staff costs

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Salaries and accrued incentive payments	2,256	2,124	1,974
Social security costs	197	172	167
Pension costs
- defined contribution plans	40	39	53
- defined benefit plans	156	126	109
Other post retirement benefits	13	16	13
Other	192	243	191

	2,854	2,720	2,507

Included in salaries and accrued incentive payments is £130m (half-year ended 31st December 2004: £115m; half-year ended 30th June 2004: £89m) arising from equity settled share based payments.

Staff costs increased by 14% (£347m) to £2,854m (2004:£2,507m).

Salaries and accrued incentive payments rose by 14% (£282m) to £2,256m (2004: £1,974m), primarily due to increased headcount in Barclays Capital and performance related payments primarily in Barclays Capital and Barclays Global Investors.

Pension costs comprise all UK and international pension schemes. Included in pension costs is a charge of £155m (2004: £140m) in respect of the Group’s main UK pension schemes.

BARCLAYS PLC

FINANCIAL REVIEW

	Half-year ended
	30.06.05	31.12.04	30.06.04
Staff numbers:
UK Banking	40,700	41,800	40,700
UK Retail Banking	32,900	34,400	33,500
UK Business Banking	7,800	7,400	7,200
Barclays Capital	8,300	7,800	6,900
Barclays Global Investors	2,100	1,900	1,900
Wealth Management	7,200	7,200	7,100
Barclaycard	7,200	6,700	6,600
International Retail and Commercial Banking	12,400	12,100	12,000
Head office functions and other operations	900	900	1,000

Total Group permanent and contract staff worldwide	78,800	78,400	76,200
Temporary and agency staff worldwide	4,300	4,300	5,600

Total including temporary and agency staff	83,100	82,700	81,800

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and contract staff comprise 59,200 (31st December 2004: 60,000) in the UK and 19,600 (31st December 2004: 18,400) internationally.

Since 31st December 2004, permanent and contract staff numbers increased by 400. The implementation of restructuring programmes resulted in a decrease of 800 staff, which was offset by the recruitment of additional staff throughout the Group.

UK Banking staff numbers fell by 1,100 to 40,700 (31st December 2004: 41,800), reflecting the cost management programme in UK Retail Banking offset by an increase in UK Business Banking frontline staff and the inclusion of 200 Iveco Finance staff.

Barclays Capital staff numbers rose by 500 to 8,300 (31st December 2004: 7,800), reflecting the continued expansion of the business. Barclays Global Investors increased staff numbers in line with business growth plans to 2,100 (31st December 2004: 1,900).

Barclaycard staff numbers rose by 500 to 7,200 (31st December 2004: 6,700), reflecting growth in Juniper and an increase in customer facing staff, particularly in partnership activities.

International Retail and Commercial Banking increased staff numbers by 300 to 12,400 (31st December 2004: 12,100), mainly due to growth in continental Europe.

Head office functions and other operations staff numbers remained stable at 900 (31st December 2004: 900).

The number of staff who were under notice at 30th June 2005, was 1,700.

BARCLAYS PLC

FINANCIAL REVIEW

Share of results of associates and joint ventures (after tax)

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Profit from joint ventures	1	—	—
Profit from associates	15	42	14

	16	42	14

Profit from associates in the first half of 2005 primarily relates to the investment in FirstCaribbean.

Tax

The charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2005 (full-year 2004: 30%). The effective rate of tax for the first half of 2005 was 26.7% (2004: 26.3%). This excludes tax on associates and joint ventures whose results are stated on an after tax basis. This is lower than the standard rate due to the beneficial effects of lower tax on overseas income and certain non-taxable gains.

Profit attributable to minority interests

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Preference shares	33	2	—
Reserve capital instruments	65	—	—
Upper Tier 2 instruments	7	—	—
Other minority interests	29	25	20

	134	27	20

Profit attributable to minority interests has increased due to the inclusion of reserve capital instruments within minority interests in accordance with IAS 39, together with an increase in the preference share capital of subsidiary undertakings and the related dividends payable.

Other minority interests include the share of earnings in Barclays Global Investors attributable to employee shareholders.

BARCLAYS PLC

FINANCIAL REVIEW

Earnings per share

	Half-year ended
	30.06.05	31.12.04	30.06.04
Profit attributable to the members of Barclays PLC	£1,841m	£1,456m	£1,798m

Basic weighted average number of shares in issue	6,337m	6,341m	6,421m
Potential ordinary shares[1]	141m	120m	106m

Diluted weighted average number of shares	6,478m	6,461m	6,527m

	p	p	p
Basic earnings per ordinary share	29.1	23.0	28.0

Diluted earnings per ordinary share	28.4	22.5	27.5

Dividends on ordinary shares

An interim dividend for the year ending 31st December 2005 of 9.2p per ordinary share was paid on 3rd October 2005, for shares registered in the books of the Company at the close of business on 19th August 2005. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2004/2005 tax year in mid-October 2005.

The amount payable for the 2005 interim dividend is £582m (half-year ended 31st December 2004: £1,010m; half-year ended 30th June 2004: £528m). This amount excludes £12m payable on shares held by employee benefit trusts (half-year ended 31st December 2004: £7m; half-year ended 30th June 2004: £3m). Dividends payable are no longer accrued but rather are recognised when they are paid.

For qualifying US and Canadian resident ADR holders, the interim dividend of 9.2p per ordinary share becomes 36.8p per ADS (representing four shares). The ADR depositary mailed the dividend on 3rd October 2005 to ADR holders on the record on 19th August 2005.

For qualifying Japanese shareholders, the interim dividend of 9.2p per ordinary share will be distributed in mid-October to shareholders on the record on 19th August 2005.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, Share Dividend Team, The Causeway, Worthing, West Sussex, BN99 6DA; or, by telephoning 0870 609 4535. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

[1]	Potential ordinary shares reflect the dilutive effect of share options outstanding.

BARCLAYS PLC

Analysis of amounts included in the balance sheet

Capital resources

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Shareholders’ equity excluding minority interests	16,099	15,287	15,870	14,978
Preference shares	2,971	690	690	—
Reserve capital instruments	1,929	1,907	n/a	n/a
Upper Tier 2 instruments	586	586	n/a	n/a
Other minority interests	200	147	204	178
Minority interests	5,686	3,330	894	178

Total shareholders’ equity	21,785	18,617	16,764	15,156
Loan capital	11,309	10,606	12,277	12,468

	33,094	29,223	29,041	27,624

The authorised share capital of Barclays PLC is £2,500m (2004: £2,500m) comprising 9,996 million (2004: 9,996million) ordinary shares of 25p shares and 1 million (2004: 1 million) staff shares of £1 each. Called up share capital comprises 6,461million (December 2004: 6,454 million; June 2004: 6,447 million) ordinary shares of 25p each and 1 million (2004: 1 million) staff shares of £1 each.

Total capital resources increased since 1st January 2005 by £3,871m to £33,094m.

Shareholders’ equity excluding minority interests increased by £812m since 1st January 2005. The increase included profits attributable to shareholders of £1,841m, available for sale movements of £60m, £32m of proceeds from shares issued, cashflow hedge movements of £26m, tax credits of £26m and foreign exchange movements of £23m and other movements of £31m. These were offset by dividends of £1,017m1, increases in ESOP shares of £120m and tax adjustments of £90m.

Loan capital rose by £703m reflecting raisings of £1,011m, fair value uplift of £156m and exchange rate movements of £41m offset by redemptions of £458m, accrued interest of £44m and amortisation of issue expenses of £3m.

Minority interests increased by £2,356m since 1st January 2005 primarily reflecting the issue of preference shares during the first six months of 2005:

•	140,000 preference shares of Euro 100 each (€1.4bn; £978m) with a 4.75% dividend

•	100,000 preference shares of US$100 each (US$1.0bn; £551m) with a 6.278% dividend

•	75,000 preference shares of £100 each (£750m) with a 6% dividend

The impact of IAS 32 resulted in the reclassification of certain capital instruments from debt to minority interests. This accounts for substantially all of the increase in minority interests between 31st December 2004 and 1st January 2005.

[1]	This amount includes £7m dividend on shares held by employee benefit trusts.

BARCLAYS PLC

Capital ratios

Weighted risk assets and capital resources, as defined for supervisory purposes by the Financial Services Authority (FSA), comprise:

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Weighted risk assets:
Banking book
On-balance sheet	159,927	148,328	148,621	138,021
Off-balance sheet	30,090	28,191	26,741	23,894
Associated undertakings and joint ventures	3,299	3,020	3,020	3,386

Total banking book	193,316	179,539	178,382	165,301

Trading book
Market risks	26,432	22,106	22,106	20,338
Counterparty and settlement risks	22,658	18,113	18,113	17,694

Total trading book	49,090	40,219	40,219	38,032

Total weighted risk assets	242,406	219,758	218,601	203,333

Capital resources:
Tier 1
Called up share capital	1,616	1,614	1,614	1,613
Eligible reserves	15,544	14,933	15,670	15,245
Minority interests[1]	5,237	2,824	2,890	2,227
Tier one notes[2]	957	920	920	951
Less: intangible assets	(4,880)	(4,747)	(4,432)	(4,427)

Total qualifying Tier 1 capital	18,474	15,544	16,662	15,609

Tier 2
Revaluation reserves	25	25	25	25
Collectively assessed impairment allowances	2,067	2,046	n/a	n/a
General Provisions	n/a	n/a	564	713
Minority Interests	494	397	—	—
Qualifying subordinated liabilities[3]
Undated loan capital	3,210	3,176	3,573	3,595
Dated loan capital	6,560	5,647	5,647	5,773
Other	—	3	2	2

Total qualifying Tier 2 capital	12,356	11,294	9,811	10,108

Tier 3: short term subordinated liabilities[3]	—	286	286	267

Less: Supervisory deductions:
Investments not consolidated for supervisory purposes	(696)	(781)	(1,047)	(923)
Other deductions	(713)	(496)	(496)	(343)

	(1,409)	(1,277)	(1,543)	(1,266)

Total net capital resources	29,421	25,847	25,216	24,718

Tier 1 ratio	7.6%	7.1%	7.6%	7.7%
Risk asset ratio	12.1%	11.8%	11.5%	12.2%

[1]	Includes Reserve Capital Instruments of £1,679m (01.01.05: £1,627m; 31.12.04: £1,627m; 30.06.04: £1,656m).
[2]	Tier one notes are included in undated loan capital in the consolidated balance sheet.
[3]	Subordinated liabilities are included in Tiers 2 or 3, subject to limits laid down in the supervisory requirements.

BARCLAYS PLC

Capital ratios (continued)

Capital ratios strengthened from 1st January 2005 with the addition of £3.6bn in net total capital resources. This more than offset the growth in weighted risk assets. The risk asset ratio increased 30 basis points and the Tier 1 capital ratio increased 50 basis points.

Tier 1 capital rose £2.9bn, including retained profit of £0.8bn. In accordance with IFRS, no amount has been provided for the 2005 interim dividend which will impact the capital ratios when paid. Minority interests increased £2.4bn primarily due to the issuance of £2.3bn of preference shares by Barclays Bank PLC. This increase included funding for balance sheet growth and for the acquisition of a majority stake in Absa which closed subsequent to the half-year end. Tier 2 capital increased £1.1bn largely due to the issue of loan stock. The Tier 3 debt matured in April 2005.

The increase in weighted risk assets since 1st January 2005 comprised a rise of £13.8bn in the Banking book and a rise of £8.9bn in the Trading book.

A reconciliation of accounting capital to regulatory capital is as follows:

	30.06.05	01.01.05
	£m	£m
Shareholders’ equity excluding minority interests	16,099	15,287

Available for sale reserve	(374)	(314)
Cashflow hedging reserve	(328)	(302)
Defined benefit pension scheme	1,401	1,252
Additional companies in regulatory consolidation and non-consolidated companies	5	266
Foreign exchange on Reserve Capital Instruments and Upper Tier 2 loan stock	390	459
Other adjustments	(33)	(101)

Called up share capital and eligible reserves for regulatory purposes	17,160	16,547

The difference between shareholders’ equity excluding minority interests and called up share capital and eligible reserves for regulatory purposes, arises from the treatment of regulatory capital versus the treatment of accounting capital.

The available for sale reserve in respect of debt instruments is reversed for regulatory capital purposes. Equity net losses are written back but net gains are included in Tier 2 capital. The effect of cashflow hedging is eliminated from the calculation of regulatory capital.

For regulatory capital purposes the defined benefit pension scheme post tax deficit is replaced with a liability calculated for regulatory purposes.

For regulatory capital purposes the Reserve Capital Instruments and Upper Tier 2 loan stock are converted to sterling at the exchange rates ruling at the reporting date rather than the exchange rates at issue date which are used for financial reporting.

BARCLAYS PLC

Total assets and weighted risk assets

Total assets increased 19% to £850.1bn (1st January 2005: £715.6bn). Weighted risk assets increased 10% to £242.4bn (1st January 2005: £219.8bn). Securitised assets are excluded from weighted risk assets but included in total assets.

UK Banking total assets increased 4% to £134.3bn (1st January 2005: £128.6bn). Weighted risk assets increased 8% to £100.4bn (1st January 2005: £92.6bn).

UK Retail Banking total assets decreased 2% to £67.5bn (1st January 2005: £69.1bn). This was mainly attributable to lower period end UK residential mortgage balances. Weighted risk assets decreased 2% to £37.0bn (1st January 2005: £37.8bn).

UK Business Banking total assets increased 12% to £66.8bn (1st January 2005: £59.5bn). Weighted risk assets increased 16% to £63.3bn (1st January 2005: £54.8bn), reflecting strong growth in lending balances. The acquisition of a 51% stake in Iveco Finance, completed in June, increased total assets and weighted risk assets by £1.8bn.

Barclays Capital total assets increased 25% to £566.7bn (1st January 2005: £454.4bn), due to the impact of market movements on derivatives financial instruments and growth in settlement balances and debt securities, as the expansion of the business continued. Weighted risk assets increased 14% to £90.8bn (1st January 2005: £79.5bn), reflecting increased business volumes and expansion of the credit derivatives business to meet client demand.

Barclays Global Investors total assets increased 12% to £68.6bn (1st January 2005: £61.2bn) due to growth in asset management products held on the balance sheet. Equal and offsetting balances are reflected within liabilities to customers. Weighted risk assets rose 25% to £1.5bn (1st January 2005: £1.2bn), primarily driven by growth in the securities lending business.

Wealth Management total assets increased 2% to £5.2bn (1st January 2005: £5.1bn). Weighted risk assets increased 10% to £4.6bn (1st January 2005: £4.2bn) reflecting the growth in lending balances.

Barclaycard total assets increased 4% to £23.8bn (1st January 2005: £22.9bn). Weighted risk assets were in line at £21.7bn (1st January 2005: £21.6bn).

International Retail and Commercial Banking total assets increased 3% to £29.5bn (1st January 2005: £28.7bn) and weighted risk assets increased 4% to £19.4bn (1st January 2005: £18.7bn).

Head office and other operations total assets increased 192% to £10.8bn (1st January 2005: £3.7bn), excluding goodwill. The increase includes assets acquired for hedging purposes and cash raised from preference share issues during the period relating to the funding for the acquisition of Absa which closed in July. Weighted risk assets increased 116% to £4.1bn (1st January 2005: £1.9bn) reflecting assets held for hedging purposes.

BARCLAYS PLC

Economic capital

Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within seven risk categories: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity.

The Group regularly enhances its economic capital methodology and benchmarks outputs to external reference points. During 2004, the framework was enhanced to reflect default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus seeking to remove cyclicality from the capital calculation. The framework also adjusts capital to reflect time horizon, correlation of risks and risk concentrations.

Economic capital is allocated on a consistent basis across all of Barclays businesses and risk activities. A single cost of equity is applied to calculate the cost of risk. Capital allocations are adjusted to reflect varying levels of risk.

The total average economic capital required by the Group, as determined by risk assessment models and after considering the Group’s estimated diversification benefits, is compared with the supply of capital to evaluate capital utilisation. Supply of economic capital is calculated as the average available shareholders’ equity after adjustment and including preference shares.

The economic capital methodology will form the basis of the Group’s submission for the Basel II Internal Capital Adequacy Assessment Process (ICAAP).

Capital demand

The average demand for capital from the Group’s businesses via the economic capital framework is set out below:

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
UK Banking	5,150	4,800	4,450
UK Retail Banking	2,250	2,200	2,150
UK Business Banking	2,900	2,600	2,300
Barclays Capital	2,400	2,100	2,050
Barclays Global Investors	150	150	150
Wealth Management	400	350	300
Wealth Management - closed life assurance activities	50	100	100
Barclaycard	2,650	2,500	2,450
International Retail and Commercial Banking	1,100	1,000	1,000
Head office functions and other operations[1]	200	200	200

Business unit economic capital	12,100	11,200	10,700
Capital held at Group centre[2]	1,600	1,500	1,300

Economic capital requirement (excluding goodwill)	13,700	12,700	12,000
Average historic goodwill[3]	5,800	5,650	5,550

Total economic capital requirement	19,500	18,350	17,550

[1]	Includes Transition Businesses and capital for central functional risks.
[2]	The Group’s practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.
[3]	Average goodwill relates to purchased goodwill and intangibles from business acquisitions.

BARCLAYS PLC

UK Retail Banking economic capital allocation increased £50m to £2.25bn. The impact of growth was offset by a risk transfer transaction within UK mortgages. UK Business Banking economic capital allocation increased £300m to £2.9bn as a consequence of asset growth and the addition of the Iveco Finance business.

Barclays Capital economic capital increased by £300m to £2.4bn reflecting underlying growth in loan and derivative portfolios and the Group-wide annual recalibration of business and operational risk economic capital.

Wealth Management ongoing business economic capital allocation increased £50m to £400m as a consequence of general growth across all businesses and the recalibration of business and operational risk economic capital.

Wealth Management—closed life assurance activities economic capital allocation reduced £50m to £50m reflecting the impact of IFRS removing the volatility associated with embedded value accounting.

Barclaycard economic capital allocation increased by £150m to £2.65bn, due to growth in outstandings and the acquisition of Juniper.

International Retail and Commercial Banking economic capital allocation increased by £100m to £1.1bn due to the Group-wide annual recalibration of business and operational risk economic capital together with growth exposure in Africa and Spain.

Capital held at the Group centre rose £100m to £1.6bn, as a result of the increase in available funds to support economic capital (see Capital supply).

Capital supply

The Group has determined that the impacts of IFRS should be modified in calculating available funds for economic capital. This applies specifically to:

•	Cashflow hedge reserve - to the extent that the Group undertakes the hedging of future cash flows, shareholders’ equity will include gains and losses which will be offset at the conclusion of the future hedged transaction. Given the future offset of such gains and losses, they are excluded from shareholders’ equity upon which the capital charge is based.

•	Available for sale reserve - unrealised gains and losses on such securities are included in shareholders’ equity until disposal or impairment. Such gains and losses will be excluded from shareholders’ equity for the purposes of calculating the capital charge. Realised gains and losses and any impairment charges recorded in the income statement will impact economic profit.

•	Pension liability - the Group has recorded a deficit with a consequent reduction in shareholders’ equity. This represents a non-cash reduction in shareholders’ equity. For the purposes of deriving the capital charge, the Group will not deduct the pension deficit from shareholders’ equity upon which the capital charge is based, a policy that is also followed for regulatory purposes.

The capital resources to support economic capital comprise adjusted shareholders’ equity including preference shares but excluding other minority interests. Preference shares have been issued to optimise the long-term capital base of the Group.

BARCLAYS PLC

The average supply of capital to support the economic capital framework is set out below1:

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Shareholders’ equity excluding minority interests, less goodwill[2]	11,000	10,600	10,300
Pension liability	1,500	1,750	1,700
Cashflow hedge reserve	(250)	n/a	n/a
Available for sale reserve	(300)	n/a	n/a
Preference shares	1,750	350	—

Available funds for economic capital excluding goodwill	13,700	12,700	12,000
Average historic goodwill[2]	5,800	5,650	5,550

Available funds for economic capital	19,500	18,350	17,550

[1]	Averages for the period will not correspond to period-end balances disclosed in the balance sheet. Numbers are independently rounded to the nearest £50m for presentational purposes only.
[2]	Average goodwill relates to purchased goodwill and intangibles from business acquisitions.

BARCLAYS PLC

Economic profit

Economic profit comprises:

•	Profit after tax and minority interests; less
•	Capital charge (average shareholders’ equity excluding minority interests multiplied by the Group cost of capital).

The Group cost of capital has been applied at a uniform rate of 9.5%. Prior periods have been restated on a comparable basis.

The Group uses economic profit, a non-GAAP measure, as a key indicator of performance because it believes that it provides important discipline in decision making. The Group believes that economic profit encourages both profitable growth and the efficient use of capital.

The economic profit for the Group is set out below:

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Profit after tax and minority interests	1,841	1,456	1,798
Addback of amortisation charged on acquired intangible assets	7	6	—

Profit for economic profit purposes	1,848	1,462	1,798
Average shareholders’ equity for economic profit purposes[1]	17,750	18,000	17,550
Capital charge at 9.5%	(844)	(858)	(834)

Economic profit	1,004	604	964

[1]	Average ordinary shareholders’ equity for Group economic profit calculation is the sum of the available funds for economic capital (£19,500) less preference shares (£1,750).

BARCLAYS PLC

Risk Tendency

As part of its credit risk management system, the Group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures in both wholesale and retail sectors. Risk Tendency provides statistical estimates of losses expected to arise within the next year based on averages in the ranges of possible losses expected from each of the current portfolios. This can be contrasted with impairment allowances required under accounting standards, which are based on losses known to have been incurred at the balance sheet date.

Since Risk Tendency and impairment allowances are calculated for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the quality and scale of the credit portfolios.

	As at
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
UK Banking	420	375	360
UK Retail Banking	160	150	150
UK Business Banking	260	225	210
Barclays Capital	75	70	80
Wealth Management	5	5	5
Barclaycard	980	860	810
International Retail and Commercial Banking	75	65	75
Transition Businesses	20	20	10

	1,575	1,395	1,340

Risk Tendency increased from £1,395m at 31st December 2004 to £1,575m, an increase of £180m (13%). The largest increase occurred in Barclaycard, which rose £120m to £980m. The increase reflects the deteriorating credit conditions in the UK credit card market. Risk Tendency increased in UK Business Banking due to the acquisition of the Iveco business and the growth in the loan book.

BARCLAYS PLC

ADDITIONAL INFORMATION

Basis of preparation

The Group will adopt the requirements of International Financial Reporting Standards and International Accounting Standards (collectively IFRS) for the first time for the purpose of preparing financial statements for the year ending 31st December 2005.

The financial information in this document has been prepared in accordance with the accounting policies set out on page 107 to 125 which are consistent with those the Group intends to use in the next annual financial statements (for those standards that were not adopted until lst January 2005, UK GAAP continued to be applied throughout 2004 in accordance with IFRS transition rules). There is, however, a possibility that some changes may be necessary when preparing the full annual financial statements for the first time in accordance with accounting standards issued by the International Accounting Standards Board and adopted by the European Union. The accounting standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations that will be applicable, and adopted for use in the European Union at 31st December 2005, are not known with certainty at the time of preparing this financial information.

BARCLAYS PLC

ADDITIONAL INFORMATION

Group structure changes from 2004

The presentation of results by business differs from that provided in 2004 in the following respects:

•	International Retail and Commercial Banking and Wealth Management (formerly called Private Clients) are reported as completely separate business divisions and not aggregated, reflecting changes in management accountability.

•	The results for the Wealth Management - closed life assurance activities are provided separately from those for the rest of Wealth Management. The introduction of IFRS requires that the results of the closed life assurance activities are recorded on a line by line basis rather than the previous single line presentation. In order that the presentation of the underlying financial performance of Wealth Management is not distorted, it is considered appropriate to report the closed life assurance activity separately.

•	The 2004 results of Barclaycard and UK Retail Banking have been restated to reflect the 2005 change in allocation of branch network costs and insurance sales between the two divisions. This had the impact of increasing Barclaycard profit before tax by £59m and reducing UK Banking profit before tax by the same amount.

•	In order to comply with segmental reporting under IFRS, a new Income Statement has been prepared for ‘Head office functions and other operations’. This information was previously reported in an abbreviated format.

Acquisitions and disposals

On 1st June 2005, Barclays Asset and Sales Finance (‘BASF’) acquired a 51% share and controlling stake in Fiat’s Iveco Vehicle Finance Business. The transaction will expand BASF’s commercial vehicle expertise across Europe.

On 30th June 2005, EnterCard, the joint venture between Barclays Bank PLC and FöreningsSparbanken (also know as Swedbank), which was announced on 4th February 2005, began operations. Barclays Bank PLC has a 50% economic interest in the joint venture. EnterCard will provide credit cards in the Nordic market, initially in Sweden and Norway.

BARCLAYS PLC

ADDITIONAL INFORMATION

Change in accounting estimate

The Group has undertaken a review of the actual useful economic lives of property, plant and equipment. As a result of this review, the assumed useful economic lives of the costs of adaptation of freehold and leasehold property and equipment installed in freehold and leasehold property have increased from 10 to a range of 10-15 years. The useful economic lives of fixtures and fittings and other equipment have increased from 5 to a range of 5-10 years. This change in accounting estimate better reflects historical experience and has been applied prospectively from 1st January 2005. This has reduced the depreciation charge for the period to 30th June 2005 by £15m.

Hedge accounting

The element of ineffectiveness arising on hedges that qualify for hedge accounting is included in net interest income.

Share capital

The Group manages both its debt and equity capital actively. The Group’s authority to buy back ordinary shares was renewed at the 2005 Annual General Meeting.

Group share schemes

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

BARCLAYS PLC

ADDITIONAL INFORMATION

Recent developments

On 9th May, 2005, Barclays announced the terms of an intended recommended acquisition of a majority stake of up to 60% in Absa Group Limited (‘Absa’). The acquisition comprised a scheme of arrangement and a partial offer to shareholders, which were interconditional. The Board of Directors of Absa voted unanimously to recommend the acquisition to shareholders. The South African Minister of Finance approved Barclays application to acquire a majority stake in Absa, and the acquisition has been endorsed by Absa’s black economic empowerment partner.

The Absa transaction closed on 27th July 2005. At closing, Barclays owned 53.96% of Absa. On 1st August 2005, Barclays acquired a further 14.5 million shares in Absa taking its ordinary shareholding to 56.1%, which affords Barclays voting control. The aggregate consideration for the investment in Absa was R31,087m (approximately £2.6 billion at an exchange rate of 11.96 as at 30th June 2005).

Naguib Kheraj and David Roberts joined the Boards of Absa and Absa Bank Ltd as non-executive Directors on 27th July 2005. Dominic Bruynseels, Chief Executive Officer of Barclays Africa and Middle East, joined the Absa Boards on 27th July 2005, as an executive Director. Dr Danie Cronjé, the Chairman of Absa, joined the Boards of Barclays PLC and Barclays Bank PLC as a non-executive Director on 1st September 2005.

The Absa transaction was financed from a combination of available resources and preference share finance. For Absa’s financial year-ended 31st March 2005, Absa reported an increase of 23% in profit before tax to R7,633m (year-ended 31st March 2004: R6,223m) and net assets as at the year-end of R23,737m.

On 11th July 2005 Barclays announced that it had acquired the wealth business of ING Securities Bank (France), consisting of ING Ferri and ING Private Banking on 1st July 2005. At 31st December 2004, the combined business of ING Ferri and ING Private Banking had net assets of approximately €10million and assets under management of approximately €2.7 billion.

The Office of Fair Trading (OFT) has been investigating the level of default charges applied by the credit card industry since October 2003. These are fees charged when a customer pays late or goes over their credit limit. Barclaycard, along with other credit card issuers, has been cooperating with the investigation. The OFT issued a press release on 26th July 2005 stating that their provisional conclusion was that these fees are excessive and need to be reduced to be fair. The OFT have given Barclaycard, and seven other credit card companies, three months to provide suitable undertakings regarding the basis of future default charges or otherwise to address the concerns of the OFT. Barclays is considering the impact of the provisional finding on the credit card industry and Barclaycard, including steps to mitigate any financial impact for shareholders. Barclays will continue to work with the OFT to address its concerns in the next month.

BARCLAYS PLC

NOTES (UNAUDITED)

1.	Assets held in respect of linked liabilities to customers under investment contracts/liabilities arising from investment contracts

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Non-trading financial instruments fair valued through profit and loss - held in respect of linked liabilities	69,792	63,124	n/a	n/a
Cash and bank balances within the funds	1,816	1,485	n/a	n/a

	71,608	64,609	n/a	n/a

Liabilities to customers under investment contracts	71,608	64,609	n/a	n/a

This comprises assets under management held on behalf of clients, required to be recognised on the balance sheet under IAS 39.

2.	Derivative financial instruments

The tables set out below analyse the contract or underlying principal and the fair value of derivative financial instruments held for trading purposes and for the purposes of managing the Group’s structural exposures. Derivatives are measured at fair value and the resultant profits and losses from derivatives held for trading purposes are included in net trading income. Where derivatives are held for risk management purposes and when transactions meet the criteria specified in IAS 39, the Group applies hedge accounting as appropriate to the risks being hedged.

	As at 30.06.05
	Contract amount	Fair value
		Assets	(Liabilities)
	£m	£m	£m
Derivatives designated as held for trading
Foreign exchange derivatives	1,031,529	17,912	(17,174)
Interest rate derivatives	13,362,136	93,435	(91,197)
Credit derivatives	398,126	3,110	(2,897)
Equity and stock index and commodity derivatives	376,436	18,492	(20,815)

Total derivative assets/(liabilities) held for trading	15,168,227	132,949	(132,083)

Derivatives designated in hedge accounting relationships
Derivatives designated as cash flow hedges	22,839	283	(300)
Derivatives designated as fair value hedges	38,857	694	(401)
Derivatives designated as hedges of net investments	313	6	—

Total derivative assets/(liabilities) held for risk management	62,009	983	(701)

Total recognised derivative assets/(liabilities)	15,230,236	133,932	(132,784)

Total derivative notionals at 30th June 2005 have grown from 1st January 2005 due to significant increase in throughput of fixed income derivatives. This reflects the larger client base and clients increased use of Barclays’ electronic trading platforms in Europe and the US.

BARCLAYS PLC

2.	Derivative financial instruments (continued)

The Group’s total derivative asset and liability position as presented on the balance sheet is as follows:

	As at 30.06.05
	Contract Amount	Fair value
		Assets	(Liabilities)
	£m	£m	£m
Derivative assets/(liabilities) designated as held for trading	15,168,227	132,949	(132,083)
Derivative assets/(liabilities) designated in hedge accounting relationships	62,009	983	(701)

Total recognised derivative assets/(liabilities)	15,230,236	133,932	(132,784)

	As at 01.01.05
	Contract Amount	Fair value
		Assets	(Liabilities)
	£m	£m	£m
Derivative assets/(liabilities) designated as held for trading	12,381,890	92,490	(93,217)
Derivative assets/(liabilities) designated in hedge accounting relationships	89,894	1,721	(1,212)

Total recognised derivative assets/(liabilities)	12,471,784	94,211	(94,429)

BARCLAYS PLC

3.	Loans and advances to banks

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
By geographical area
United Kingdom	6,026	5,813	3,949	4,877
Other European Union	11,992	4,274	1,813	5,547
United States	9,180	8,459	7,668	6,067
Rest of the World	8,039	7,206	6,150	7,041

Total non-trading	35,237	25,752	19,580	23,532
Reverse repurchase agreements[1]	n/a	n/a	61,075	59,510
Less: Allowance for impairment/provision	(12)	(24)	(23)	(8)

	35,225	25,728	80,632	83,034

The geographic presentation is based on the location of the customer. In previous publications, the geographic presentation was based on the location of the office recording the transaction.

Of the total loans and advances to banks, placings with banks were £21.1bn at 30th June 2005 (31st December 2004: £66.7bn; 30th June 2004: £71.2bn). Placings with banks have decreased primarily due to the reclassification of reverse repurchase agreements, in accordance with IAS 39.

[1]	Reverse repurchase agreements are now disclosed separately on the face of the balance sheet.

BARCLAYS PLC

4.	Loans and advances to customers

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Retail business	109,566	108,506	106,296	100,307
Wholesale business	130,385	101,366	100,497	99,298

Total non-trading	239,951	209,872	206,793	199,605
Reverse repurchase agreements[1]	n/a	n/a	58,304	55,291
Less: Allowances for impairment/provisions	(2,828)	(2,613)	(2,688)	(2,843)

Total loans and advances	237,123	207,259	262,409	252,053

By geographical area
United Kingdom	165,382	148,197	146,248	144,827
Other European Union	35,479	26,350	26,210	24,863
United States	22,588	21,813	20,982	18,062
Rest of the World	16,502	13,512	13,353	11,853

Total non-trading	239,951	209,872	206,793	199,605
Reverse repurchase agreements[1]	n/a	n/a	58,304	55,291
Less: Allowance for impairment/provisions	(2,828)	(2,613)	(2,688)	(2,843)

	237,123	207,259	262,409	252,053

By industry
Financial institutions	44,791	36,865	29,148	33,377
Agriculture, forestry and fishing	2,426	2,247	2,243	2,306
Manufacturing	12,717	9,477	8,422	8,368
Construction	4,478	3,637	3,389	2,697
Property	7,797	5,747	8,577	9,426
Energy and water	4,976	3,194	2,534	3,217
Wholesale and retail distribution and leisure	13,844	11,897	10,928	10,050
Transport	5,169	3,812	3,461	3,671
Postal and communication	1,164	828	678	581
Business and other services	28,721	20,924	19,004	15,751
Home loans[2]	75,435	78,030	77,673	73,284
Other personal	30,287	27,400	25,952	24,167
Overseas customers[3]	n/a	n/a	8,973	6,893
Finance lease receivables	8,146	5,814	5,811	5,817

Non-trading	239,951	209,872	206,793	199,605
Reverse repurchase agreements[1]	n/a	n/a	58,304	55,291
Less: Allowance for impairment/provisions	(2,828)	(2,613)	(2,688)	(2,843)

Total loans and advances to customers	237,123	207,259	262,409	252,053

The geographic presentation of loans and advances is based on the location of the customer. In previous publications, it was based on the location of the office recording the transaction.

[1]	Reverse repurchase agreements are now disclosed separately on the face of the balance sheet.
[2]	Excludes commercial property mortgages.
[3]	Overseas customers are now classified as part of other industry segments.

BARCLAYS PLC

4.	Loans and advances to customers (continued)

In 2005, total loans and advances have decreased primarily due to the reclassification of reverse repurchase agreements, in accordance with IAS 39.

The industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which that subsidiary operates even though the parent’s predominant business may be a different industry.

BARCLAYS PLC

5.	Allowance for impairment on loans and advances/provisions for bad and doubtful debts

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
At beginning of period[1]	2,637	2,851	2,946
Acquisitions and disposals	23	21	—
Exchange and other adjustments	33	(8)	(25)
Amounts written off (see below)	(664)	(813)	(769)
Recoveries (see below)	98	140	115
Amounts charged against profit (see below)	713	520	584

At end of period	2,840	2,711	2,851

Amounts written off
United Kingdom	(620)	(692)	(588)
Other European Union	(16)	(36)	(27)
United States	(24)	(30)	(20)
Rest of the World	(4)	(55)	(134)

	(664)	(813)	(769)

Recoveries
United Kingdom	65	121	96
Other European Union	4	—	9
United States	6	8	6
Rest of the World	23	11	4

	98	140	115

Impairment/provisions charged against profit:

New and increased impairment allowances/provisions
United Kingdom	827	780	578
Other European Union	45	84	47
United States	37	35	50
Rest of the World	36	28	153

	945	927	828

Less: Releases of impairment allowance/provision
United Kingdom	(97)	(98)	(22)
Other European Union	(10)	(6)	(14)
United States	(23)	(10)	(4)
Rest of the World	(4)	(23)	(13)

	(134)	(137)	(53)

Recoveries	(98)	(140)	(115)

Impairment charged against profit/Net specific provisions charge	713	650	660
General provision (release)/charge	n/a	(130)	(76)

Net charge to profit[2]	713	520	584

[1]	Due to the adoption of IAS 32 and IAS 39 on 1st January 2005 and the consequent restatement of the impairment allowance, the period end value at 31st December 2004 does not correspond to the opening value at the beginning of 2005.
[2]	This excludes other credit provisions detailed on page 37.

BARCLAYS PLC

5.	Allowance for impairment on loans and advances/provisions for bad and doubtful debts (continued)

	As at
Allowance/specific provisions	30.06.05	31.12.04	30.06.04
	£m	£m	£m
United Kingdom	2,174	1,683	1,700
Other European Union	282	149	99
United States	149	155	125
Rest of the World	235	160	214

Total allowance/specific provisions	2,840	2,147	2,138
General provisions	n/a	564	713

	2,840	2,711	2,851

The geographic analysis of provisions shown above is based on the location of the customer.

A reconciliation of UK GAAP provisions to IFRS impairment allowances is as follows:

£m
UK GAAP provision as at 31st December 2004	2,711
IFRS interest and fees not recognised	(157)
UK GAAP interest in suspense as at 31st December 2004	40
UK GAAP fees in suspense as at 31st December 2004	19
Additional impairment allowances resulting from the application of revised calculation methodologies at 1st January 2005	24

IFRS impairment allowances as at 1st January 2005	2,637

BARCLAYS PLC

6.	Potential credit risk loans

The following tables present an analysis of potential credit risk loans (non-performing and potential problem loans).

	As at
Potential credit risk loans	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Summary
Non-accrual loans	2,104	2,052	2,115	2,235
Accruing loans where there is an expectation of ultimate write-off (either partial or full)	1,631	1,484	1,435	1,468
Accruing loans 90 days overdue, against which no allowances have been made	613	538	550	610

	4,348	4,074	4,100	4,313
Reduced rate loans	23	15	15	10

Total non-performing loans	4,371	4,089	4,115	4,323
Potential problem loans	731	795	798	884

Total potential credit risk loans	5,102	4,884	4,913	5,207

Geographical split
Non-accrual loans:
United Kingdom	1,585	1,449	1,509	1,630
Other European Union	140	240	243	135
United States	210	258	258	290
Rest of the World	169	105	105	180

Total	2,104	2,052	2,115	2,235

Accruing loans where there is an expectation of ultimate write-off (either partial or full)
United Kingdom	1,285	1,231	1,188	1,193
Other European Union	165	68	58	91
United States	27	26	26	—
Rest of the World	154	159	163	184

Total	1,631	1,484	1,435	1,468

Accruing loans 90 days overdue, against which no allowances have been made
United Kingdom	576	501	513	583
Other European Union	31	34	34	27
United States	1	1	1	—
Rest of the World	5	2	2	—

Total	613	538	550	610

BARCLAYS PLC

6.	Potential credit risk loans (continued)

	Half-year ended
Reduced rate loans:	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
United Kingdom	—	2	2	10
Other European Union	7	—	—	—
United States	16	13	13	—
Rest of the World	—	—	—	—

Total	23	15	15	10

Total non-performing loans:
United Kingdom	3,446	3,183	3,212	3,416
Other European Union	343	342	335	253
United States	254	298	298	290
Rest of the World	328	266	270	364

Total	4,371	4,089	4,115	4,323

Potential problem loans:
United Kingdom	561	655	658	588
Other European Union	58	32	32	26
United States	43	27	27	191
Rest of the World	69	81	81	79

Total	731	795	798	884

Total potential credit risk loans:
United Kingdom	4,007	3,838	3,870	4,004
Other European Union	401	374	367	279
United States	297	325	325	481
Rest of the World	397	347	351	443

Total	5,102	4,884	4,913	5,207

Allowance coverage of non-performing loans[1]:	%	%	%	%
United Kingdom	63.1	64.2	68.1	68.5
Other European Union	82.2	69.9	60.9	66.0
United States	58.7	53.7	57.0	49.3
Rest of the World	71.6	73.7	70.4	67.9

Total	65.0	64.5	66.9	67.0

Allowance coverage of total potential credit risk loans[1]:	%	%	%	%
United Kingdom	54.3	53.2	56.5	58.4
Other European Union	70.3	63.9	55.6	59.9
United States	50.2	49.2	52.3	29.7
Rest of the World	59.2	56.5	54.1	55.8

Total	55.7	54.0	56.0	55.6

[1]	In 2004, the geographical coverage ratios include an allocation of general provisions.

BARCLAYS PLC

6.	Potential credit risk loans (continued)

Since 1st January 2005, non-performing loans (NPLs) have increased 7% to £4,371m (1st January 2005: £4,089m). The increase occurred in the retail businesses with wholesale and corporate NPLs remaining flat. Potential problem loans (PPLs) decreased 8% from the beginning of the year to £731m (1st January 2005: £795m). Retail PPLs increased but this was more than offset by the decline in the level of wholesale and corporate PPLs. The increase in the Potential Credit Risk Loans (PCRLs) occurred mainly in the UK.

As a result of the prospective adoption of IAS 39 on 1st January 2005, the values of PCRLs disclosed at 30th June 2004 and 31st December 2004 are not comparable with those disclosed at 30th June 2005. In addition, further increases of £226m at 30th June 2004 and £172m at 31st December 2004 and 1st January 2005 have been recognised. This results from the application of enhanced Group methodology to the mortgage portfolio rather than any change in the portfolio’s underlying credit quality.

Coverage of NPLs by the stock of impairment allowances increased to 65.0% (1st January 2005: 64.5%). Coverage of PCRLs rose to 55.7% (1st January 2005: 54.0%).

7.	Available for sale financial investments

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Debt securities	59,227	46,059	n/a	n/a
Equity securities	848	675	n/a	n/a
Treasury bills	1,065	1,143	n/a	n/a
Other eligible bills	3	220	n/a	n/a

	61,143	48,097	n/a	n/a

As at 1st January 2005, financial instruments have been classified and measured in accordance with IAS 39. In general, investment securities held under UK GAAP have been classified as available for sale under IFRS.

BARCLAYS PLC

8.	Other assets

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Sundry debtors	2,789	3,042	3,711	3,629
Prepayments	530	415	467	410
Balances arising from off-balance sheet instruments	n/a	n/a	18,174	14,000
Accrued income	172	190	3,563	3,305

	3,491	3,647	25,915	21,344

As at 1st January 2005, balances arising from off-balance sheet instruments were reclassified to derivative financial instruments.

Also from 1st January 2005, accrued income no longer includes accrued interest, which is included in the loan balances as part of the effective interest rate calculation.

9.	Insurance assets, including unit-linked assets

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Reinsurer’s share of provisions	107	109	109	105
Assets held to cover linked liabilities	n/a	n/a	5,870	5,836
Assets held to cover non-linked liabilities	n/a	n/a	2,597	2,224

	107	109	8,576	8,165

In 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. At 1st January 2005, this has resulted in the majority of the assets within the life assurance businesses being classified as financial assets designated at fair value. These assets are held both in respect of linked liabilities to customers under investment contracts and also held on own account. In 2004, assets held to cover linked liabilities and provision for linked liabilities were aggregated and reported as insurance assets and insurance contract liabilities.

10.	Insurance contract liabilities, including unit-linked liabilities

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Long term business provision:
- Provision for linked liabilities	1,434	1,460	5,821	5,722
- Provision for non-unit linked liabilities	2,098	2,100	2,520	2,186
Provision for claims outstanding	57	36	36	36

	3,589	3,596	8,377	7,944

In 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. In 2004, assets held to cover linked liabilities and provision for linked liabilities were aggregated and reported as insurance assets and insurance contract liabilities.

BARCLAYS PLC

11.	Other liabilities

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Obligations under finance leases payable	338	353	353	352
Balances arising from off-balance sheet financial instruments	n/a	n/a	18,009	12,829
Sundry creditors	5,477	5,021	3,851	3,531
Accruals and deferred income	3,834	4,495	6,820	5,396
Short positions in securities	n/a	n/a	53,903	57,438

	9,649	9,869	82,936	79,546

As at 1st January 2005, balances arising from off-balance sheet instruments were reclassified to derivative financial instruments and short positions in securities to trading portfolio liabilities.

Also from 1st January 2005, accruals and deferred income no longer includes accrued interest, which is included in customer balances as part of the amortised cost.

12.	Other provisions for liabilities

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Customer loyalty provisions	n/a	n/a	12	15
Redundancy and restructuring	70	97	97	34
Undrawn contractually committed facilities and guarantees	48	55	55	85
Onerous contracts	42	39	39	13
Sundry provisions	226	212	213	182

	386	403	416	329

As at 1st January 2005, the customer loyalty provision has been reclassified to other liabilities.

BARCLAYS PLC

13.	Legal proceedings

Proceedings have been brought in the United States against a number of defendants, including Barclays, following the collapse of Enron. In each case the claims are against groups of defendants. Barclays considers that the claims against it are without merit and is defending them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the litigation. In addition, in respect of investigations relating to Enron, Barclays is continuing to provide information in response to enquiries by regulatory and governmental authorities in the United States and elsewhere. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that it might have upon operating results in any particular financial period. Barclays is also currently in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission’s investigation of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it, which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group.

BARCLAYS PLC

14.	Contingent liabilities and commitments

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Contingent liabilities
Acceptances and endorsements	271	303	303	530
Assets pledged as collateral for security	35,703	30,011	30,011	26,334
Other contingent liabilities	8,503	8,245	8,245	7,800

	44,477	38,559	38,559	34,664

Commitments
Standby facilities, credit lines and other commitments	163,037	134,051	134,051	119,887

Contingent liabilities increased by 15% (£5.9bn) to £44.5bn (1st January 2005: £38.6bn) due to the increased indemnifications issued by Barclays Bank PLC to Barclays Global Investors’ clients for securities lending activities.

Commitments increased by 22% (£28.9bn) to £163.0bn (1st January 2005: £134.1bn) primarily as a result of the growth in Barclaycard due to Juniper, and new facilities in Barclays Capital and UK Business Banking.

BARCLAYS PLC

15.	Market risk

Market risk is the risk that the Group’s earnings, capital, or ability to meet its business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices.

Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk (DVaR), decreased in the first half of 2005 compared to the first half of 2004. This was mainly due to a reduction in interest rate risk and an increase in diversification effect.

Total DVaR as at 30th June 2005 was £31.0m (31st December 2004: £31.9m; 30th June 2004: £26.0m).

Analysis of Barclays Capital’s market risk exposures

The daily average, maximum and minimum values of DVaR were calculated as below:

	Half-year ended 30th June 2005
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	24.1	42.4	15.4
Credit spread risk	23.3	27.9	19.3
Foreign exchange risk	2.9	5.3	1.6
Equities risk	5.2	7.3	3.9
Commodities risk	5.8	7.6	4.5
Diversification effect	(30.9)	n/a	n/a

Total DVaR	30.4	37.4	25.4

	Half-year ended 31st December 2004
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	19.7	29.4	15.1
Credit spread risk	20.3	24.1	16.1
Foreign exchange risk	3.1	7.4	1.6
Equities risk	4.3	7.9	2.4
Commodities risk	8.2	14.4	4.5
Diversification effect	(24.9)	n/a	n/a

Total DVaR	30.7	40.7	24.0

	Half-year ended 30th June 2004
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	30.5	53.6	19.0
Credit spread risk	25.0	32.9	16.0
Foreign exchange risk	1.8	3.0	0.9
Equities risk	4.1	7.9	2.2
Commodities risk	3.7	7.8	2.2
Diversification effect	(27.0)	n/a	n/a

Total DVaR	38.1	46.8	25.7

[1]	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

BARCLAYS PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Available for sale reserve:
Net gains from changes in fair value	112	n/a	n/a
Amount transferred to profit on disposal	(26)	n/a	n/a

Cash flow hedging reserve:
Gains from changes in fair value	16	n/a	n/a
Amount transferred to profit	12	n/a	n/a

Share of changes in associates’ equity	(28)	(17)	—

Currency translation differences arising during the year	23	(15)	(43)

Tax	(118)	—	—

Other	38	16	11

Profit for the period	1,975	1,483	1,818

Total recognised income and expense for the period	2,004	1,467	1,786

Attributable to:
Shareholders	1,873	1,440	1,766
Minority interest	131	27	20

	2,004	1,467	1,786

Tax comprises items taken directly to reserves, including tax on available for sale reserve and cash flow hedging reserve.

BARCLAYS PLC

SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year ended
	30.06.05[1]	31.12.04	30.06.04
	£m	£m	£m
Net cash inflow from operating activities	17,584	2,384	2,787
Net cash outflow from investing activities	(11,394)	(2,702)	(4,296)
Net cash inflow from financing activities	2,526	1,004	1,956
Effect of exchange rate changes on cash and cash equivalents	(539)	(165)	(305)

Net increase in cash and cash equivalents	8,177	521	142
Cash and cash equivalents at beginning of period	21,603	13,996	13,854

Cash and cash equivalents at end of period	29,780	14,517	13,996

[1]	The opening cash equivalents balance includes the impacts of adopting IAS 32 and IAS 39 and IFRS 4, which have not been applied to 2004 comparatives, in accordance with IFRS 1.

BARCLAYS PLC

OTHER INFORMATION

Registered office

1 Churchill Place, London, E14 5HP, England, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Website

www.barclays.com

Registrar

The Registrar to Barclays PLC, The Causeway, Worthing, West Sussex, BN99 6DA, England, United Kingdom. Tel: + 44 (0) 870 609 4535.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-610-382-7836, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

Filings with the SEC

Statutory accounts for the year ended 31st December 2004, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Head of Investor Relations at Barclays registered office address, shown above. Copies of the Form 20-F are also available from the Barclays Investor Relations’ website (details below) and from the SEC’s website (www.sec.gov).

Results

2005 Preliminary results	Tuesday 21st February 2006
Note that the date is provisional and subject to change.
For further information please contact:

Investor Relations	Media Relations

Mark Merson/James S Johnson	Chris Tucker/Pam Horrell
+44 (0) 20 7116 5752/2927	+44 (0) 20 7116 6223/6132

More information on Barclays, including the 2005 interim results, can be found on our website at the following address: www.investorrelations.barclays.co.uk

BARCLAYS PLC US GAAP DATA

The consolidated US GAAP data of Barclays PLC is set out on pages 75 to 88

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following unaudited financial information has been adjusted from data prepared under IFRS to reflect differences to US GAAP.

	Half-year ended
	30.06.05	30.06.05	30.06.04	30.06.04
	IFRS	US GAAP	IFRS	US GAAP
	£m	£m	£m	£m
RESULTS
Profit attributable to shareholders of Barclays PLC (IFRS) / Net income (US GAAP)	1,841	1,600	1,798	1,530

BALANCE SHEET
Shareholders’ equity excluding minority interests (IFRS) / Total shareholders’ equity (US GAAP)	16,099	17,438	14,978	16,274
Total assets	850,123	747,615	512,331	598,898

PER ORDINARY SHARE	p	p	p	p
Earnings	29.1	25.2	28.0	23.8
Diluted earnings	28.4	24.7	27.5	23.4
Dividend[1]	15.75	15.75	13.45	13.45

PERFORMANCE RATIOS	%	%	%	%
Profit attributable to shareholders (IFRS) / Net income (US GAAP) as a percentage of:
average total assets	0.5	0.5	0.7	0.4
average shareholders’ equity excluding minority interests (IFRS) / Total shareholders’ equity (US GAAP)	23.4	18.6	24.3	18.3
Dividends as a percentage of profit attributable to shareholders (IFRS) / Net income (US GAAP). [1]	54.9	63.1	49.1	57.7
Average shareholders’ equity excluding minority interests (IFRS) / Total shareholders’ equity (US GAAP) as a percentage of average total assets	2.0	2.5	3.1	2.4

[1]	‘Dividend per ordinary share’ and ‘dividends as a percentage of profit attributable to shareholders / net income’ are based on dividends paid in the period.

US GAAP DATA (UNAUDITED)

Differences between IFRS and US accounting principles

The Group has applied IFRS from 1st January 2004, with the exception of the standards relating to financial instruments and insurance contracts which are applied only from 1st January 2005. Therefore the impacts of adopting IAS 32, IAS 39 and IFRS 4 are not included in the IFRS 2004 comparatives and financial instruments and insurance contracts are accounted for under UK GAAP.

Significant differences between IFRS and US GAAP that are applicable to Barclays are summarised below.

IFRS	US GAAP
Goodwill

From 1st January 2004 goodwill recognised in the IFRS balance sheet is not amortised but tested annually for impairment.

Goodwill previously written off to reserves in accordance with UK GAAP has not been reinstated on the balance sheet.

From 1st January 2002, US GAAP required goodwill not to be amortised but tested annually for impairment.

Intangible assets other than goodwill

For acquisitions arising after 1st January 2004, intangible assets are recognised as an asset apart from goodwill in accordance with IFRS 3.	From 1st January 2002, intangible assets are recognised as an asset apart from goodwill in accordance with SFAS 141.

Pensions

For defined benefit schemes, an actuarial valuation of the scheme obligation and the fair value of the plan assets are made annually and the difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, together with adjustments for any unrecognised actuarial losses and past service cost, is recognised as a liability in the balance sheet.

Pension assets and liabilities existing at 1st January 2004 were recognised in full.

For defined benefit schemes, the same actuarial approach used under IFRS is used under SFAS 87. Differences arise in certain assumptions and in the measurement and adoption dates used for calculation purposes.

Post-retirement benefits

Post-retirement benefits are assessed actuarially on a similar basis to pension liabilities under IAS 19. From 1st January 2004 these benefits are accrued as a liability in the financial statements over the period of employment.	Under SFAS 106, there are certain differences in the assumptions and the adoption dates used for calculation purposes.

US GAAP DATA (UNAUDITED)

Differences between IFRS and US accounting principles (continued)

IFRS	US GAAP
Compensation arrangements

Non-share-based compensation arrangements awarded to employees where no performance criteria, other than continued service, are required to be met, are accrued fully on the date of the grant.	Non-share-based compensation arrangements awarded to employees where no performance criteria, other than continued service, are required to be met, are accrued evenly over the period of the grant to date of payout.

Employer payroll taxes on employee stock-based compensation are recognised over the vesting period.	Employer payroll taxes on employee stock-based compensation are recognised on exercise date.

The disposal of shares from the Group to a minority shareholder, for certain share schemes, is recorded in the income statement.	The disposal of shares from the Group to a minority shareholder, for certain share schemes, is recorded directly in equity.

Life assurance

Life assurance products that are financial instruments are accounted for under IAS 39. Products with sufficient insurance risk are accounted for under Modified Statutory Solvency Basis.	Under US GAAP, life assurance products are accounted for under SFAS 60, SFAS 97 and SOP 03-01, depending on the nature of the underlying product and the level of insurance risk. This gives rise to measurement and classification differences.

Revaluation of property

The carrying amount of property, plant and equipment included in the UK GAAP balance at 31st December 2003 has been carried forward into the IFRS balance sheet at 1st January 2004 without adjustment as deemed cost. This results in property being carried either at original cost or at a subsequent valuation less related depreciation, calculated on the revalued amount where applicable.	Revaluations of property are not permitted under US GAAP.

US GAAP DATA (UNAUDITED)

Differences between IFRS and US accounting principles (continued)

IFRS	US GAAP
Hedging

As at 1st January 2005, all hedging derivatives were recognised at fair value and adjustments were made to hedged items where fair value hedge accounting will be subsequently applied from that date. Hedges were designated and documented in compliance with IFRS, with hedge accounting subsequently applied from that date. Where hedges were in place under UK GAAP that were not designated as hedges under IFRS, adjustments were made to the hedged item or equity to reflect the hedged position as at 31st December 2004.

IFRS First Time Adoption hedging derivatives adjustments made on the transition to IFRS have been reversed.

In certain instances, positions which achieve hedge accounting under IFRS do not meet hedge accounting conditions under US GAAP.

Financial instruments

Financial assets and financial liabilities may be designated at fair value through profit or loss (the ‘fair value option’) where they contain substantive embedded derivatives or where doing so significantly reduces measurement inconsistencies.	US GAAP does not permit an entity to apply the ‘fair value option’. These instruments have to be measured in accordance with the appropriate US GAAP.

Foreign exchange on available for sale securities

Changes in the fair value of available for sale debt securities resulting from movements in foreign currency exchange rates are reflected in the income statement.	Under EITF 96-15, as amended by SFAS 133, changes in the value of available for sale debt instruments due to changes in foreign currency exchange rate are carried in shareholders’ equity and transferred to income on sale of the instrument.

Fee and cost recognition

IAS 39 does not consider certain internal costs to be incremental costs that are directly attributable to the origination of financial instruments and therefore are excluded from effective interest calculations and are taken as an expense to income.	SFAS 91 requires loan origination fees and direct costs (including certain internal costs) to be deferred and amortised over the life of the loan as an adjustment of yield.

Redemption fees are deferred and amortised on the balance sheet using the effective yield method.	Redemption fees are recorded in income as received.

Income on finance leases is recognised on an effective yield basis.	Leveraged leases require income to be recognised only during the period that the net investment in the lease is positive.

US GAAP DATA (UNAUDITED)

Differences between IFRS and US accounting principles (continued)

IFRS	US GAAP
Consolidation of SPEs

Under SIC-12 an SPE is consolidated by the entity that is deemed to control the SPE. Indicators of control include the SPE conducting activities on behalf of the entity or the entity holding the majority of the risks and rewards of the SPE.	In accordance with FIN 46 (R) an SPE is consolidated by the entity that is exposed to the majority of the risk, rewards or both of the net assets of the SPE.

Securitisations

Group undertakings have issued debt securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. All financial instruments continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless certain stringent conditions are met.

Transfers of financial assets deemed as sales under SFAS 140 are derecognised and, where appropriate, a servicing asset/liability and retained interest are recognised.

The servicing asset/liability is amortised over the period in which the benefits are expected to be received.

Guarantees

All financial guarantees (other than credit derivatives) are initially recognised in the financial statements at fair value on the date that the guarantee was given.	Under FIN 45, only guarantees issued or modified from 1st January 2003 are recognised at inception at fair value as a liability on the balance sheet.

Classification of debt and equity

From 1st January 2005, certain subordinated instruments issued by the Group are treated as equity under IFRS where they contain no present obligation to deliver cash or another financial asset to a holder. If these are held in foreign currency, the instrument is translated into the reporting currency at the exchange rate ruling on the date of issuance.	The subordinated instruments issued by the Group which are treated as equity under IFRS are treated as debt instruments under US GAAP and are translated at the rate ruling at the balance sheet date.

Non-financial instruments

Physical commodity inventory is carried at fair value with changes in fair value being recognised in the income statement.

Purchased financial guarantees may be carried at fair value with changes in fair value recognised in the income statement.

US GAAP requires that all physical commodity inventory be carried at the lower of cost or net realisable value.

All purchased financial guarantees not meeting the definition of a derivative are measured on an accrual basis.

US GAAP DATA (UNAUDITED)

Differences between IFRS and US accounting principles (continued)

IFRS	US GAAP
Taxation

Profit before tax and the tax charge includes tax at the effective tax rate on certain transactions.

Under IFRS the deferred tax asset on share compensation schemes is calculated using the intrinsic value at the exercise date.

Income before tax and the tax charge do not include such tax adjustments.

The deferred tax asset on share compensation schemes is calculated using the fair value of options, with reference to the number of options expected to exercise.

Earnings per share

Basic earnings per share (EPS) is net income per weighted average shares in issue during the period. Diluted EPS reflects the effect that existing options would have on the basic EPS if they were to be exercised, by increasing the number of ordinary shares.	The basic and diluted US GAAP EPS differs from IFRS EPS only to the extent that net income under US GAAP differs.

Acceptances

Acceptances are bills that the drawee has agreed to pay. They are not recognised on the balance sheet.	Acceptances and the related customer liabilities are recognised on the balance sheet.

Non-cash collateral

Where a transferee sells collateral pledged to it, IFRS requires recognition of the proceeds from the sale and a liability measured at fair value for its obligation to return the collateral.	Where a transferee receives collateral that it has a right to on sell or on pledge, a liability is recognised when the collateral is received.

Netting

Financial assets and liabilities are offset and reported net in the balance sheet if, and only if, there is currently a legally enforceable right to set off the recognised amounts, and there is an intention to settle on a net basis, or to realise an asset and settle the liability simultaneously.	US GAAP permits netting in relation to long and short securities and derivative assets and liabilities subject to a master netting agreement.

For those standards that were not adopted until 1st January 2005, UK GAAP continued to be applied throughout 2004 in accordance with IFRS transition rules. Therefore, for 30th June 2004, the differences relating to Derivatives, Fair value of securities, Loan origination and Extinguishment of liabilities are the same as those previously reported.

Any adjustments included in the reconciliations of IFRS to US GAAP provided on pages 82 to 83 and pages 97 to 98 that are not described above have arisen from refinements of methodology arising from the Group’s conversion to IFRS.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

Developments under US GAAP

SOP 03-03: Accounting for Certain Loans or Debt Securities Acquired in a Transfer

The Statement of Position 03-03 (SOP 03-03) addresses accounting for differences between the contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality.

The Group adopted this SOP from 1st January 2005. Adoption did not have a material impact on the Group’s results of operations or financial condition as determined under US GAAP for the half-year ended 30th June 2005.

SFAS 123-R: Accounting for Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 (R) (SFAS 123-R) was issued on 16th December 2004. SFAS 123-R requires that companies expense the fair value of employee stock options and other forms of stock-based compensation. The statement requires that companies use fair value to measure stock-based compensation awards and cease using the ‘intrinsic value’ method of accounting, which was allowed by APB 25. To account as an award under SFAS 123-R the terms of the awards have to include at least one of the following three conditions: market condition, performance condition and service condition. The type of condition used in the award governs how the award will be measured.

The statement applies as of the beginning of the interim or annual reporting period starting after 15th June 2005. Barclays is currently assessing the impact of the statement on the Group’s US GAAP position.

SFAS 154: Accounting Changes and Error Corrections

Statement of Financial Accounting Standards No 154 (SFAS 154) issued in May 2005 replaces APB 20 and SFAS 3 and changes the requirements for the accounting and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle, and requires the retrospective application to prior periods’ financial statements of such changes.

SFAS 154 also requires that a change in depreciation, amortisation or depletion method for long-lived nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 carries forward without change the guidance in Opinion 20 for reporting the correction of an error in previously issued financial statements.

The statement is effective for accounting changes and correction of errors made in fiscal years beginning after 15th December 2005.

FIN 47: Accounting for Conditional Asset Retirement Obligations

FASB Interpretation No. 47 (FIN 47) was issued in March 2005 and clarifies the term ‘conditional asset retirement obligation’. FIN 47 requires that an entity should recognise a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.

This interpretation is effective no later than the end of fiscal years ending after 15th December 2005. The Group is currently assessing the impact of the statement on the Group’s US GAAP position.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of IFRS in the calculation of US net income.

	Half-year ended
	30.06.05	30.06.04
	£m	£m
Profit attributable to shareholders of Barclays PLC (IFRS)	1,841	1,798
Intangible assets	(61)	(72)
Pensions	(30)	7
Post-retirement benefits	—	1
Leasing	(136)	—
Compensation arrangements	(20)	(29)
Life assurance	(26)	(64)
Revaluation of property	3	—
Hedging	(319)	—
Derivatives	—	(759)
Financial instruments	104	—
Fair value of securities	—	166
Foreign exchange on available for sale securities	237	326
Fee and cost recognition	6	—
Loan origination	—	(89)
Consolidation	20	107
Securitisations	51	12
Guarantees	(17)	(7)
Business combinations	—	20
Software capitalisation	—	54
Classification of debt and equity	(34)	—
Impairment	(24)	—
Non-financial instruments	11	—
Tax effect on IFRS/US GAAP reconciling items	(6)	59

Net income (US GAAP)	1,600	1,530

For those standards that were not adopted until 1st January 2005, UK GAAP continued to be applied throughout 2004 in accordance with IFRS transition rules. Therefore, for 30th June 2004, the differences relating to Derivatives, Fair value of securities and Loan origination are the same as those previously reported.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of IFRS in the calculation of US shareholders’ equity.

	30.06.05	30.06.04
	£m	£m
Shareholders’ equity excluding minority interests (IFRS)	16,099	14,978

Goodwill	563	570
Intangible assets	(513)	(388)
Pensions	1,289	1,440
Post-retirement benefits	(32)	(40)
Leasing	—	180
Compensation arrangements	64	(23)
Life assurance	71	(106)
Revaluation of property	(209)	(224)
Hedging	174	—
Derivatives	—	(423)
Financial instruments	140	—
Fair value of securities	—	564
Fee and cost recognition	(19)	—
Loan origination	—	(113)
Consolidation	49	151
Securitisations	203	142
Guarantees	15	32
Software capitalisation	—	71
Extinguishment of liabilities	—	(294)
Classification of debt and equity	140	—
Non-financial instruments	(12)	—
Tax effect on IFRS/US GAAP reconciling items	(584)	(243)

Shareholders’ equity (US GAAP)	17,438	16,274

For those standards that were not adopted until 1st January 2005, UK GAAP continued to be applied throughout 2004 in accordance with IFRS transition rules. Therefore, for 30th June 2004, the differences relating to Derivatives, Fair value of securities, Loan origination and Extinguishment of liabilities are the same as those previously reported.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

Condensed consolidated US GAAP income statement

	Half-year ended 30.06.05	Year-ended 31.12.04	Half-year ended 30.06.04
	£m	£m	£m
Interest and fees on loans and leases	6,078	9,947	4,800
Other interest and dividends	6,388	9,583	3,880

Total interest income	12,466	19,530	8,680
Interest expense	(9,311)	(13,320)	(5,614)

Net interest income	3,155	6,210	3,066
Provision for loan losses	(659)	(962)	(519)

Net interest income after provision for loan losses	2,496	5,248	2,547

Commissions and fees	2,403	4,864	2,198
Net trading gain	1,384	1,635	478
Net investment gain	686	1,429	621
Net premiums from insurance contracts	316	456	324
Other income	36	248	90

Total non interest income	4,825	8,632	3,711

Net claims and benefits paid on insurance contracts	(232)	(787)	(191)
Salaries and employee benefits	(2,913)	(5,227)	(2,528)
Occupancy and equipment costs	(288)	(511)	(240)
Amortisation of intangible assets	(78)	(164)	(84)
Other expenses	(1,397)	(2,752)	(1,044)

Total non interest expense	(4,908)	(9,441)	(4,087)

Income before income tax expense and minority interest	2,413	4,439	2,171
Income tax expense	(684)	(1,263)	(575)
Minority interest in income of consolidated subsidiaries	(129)	(144)	(66)

Net income	1,600	3,032	1,530

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

Condensed consolidated US GAAP balance sheet

	30.06.05	As at 31.12.04	30.06.04
	£m	£m	£m
Assets
Cash and due from banks	4,108	3,238	2,830
Interest bearing deposits in banks	26,164	21,266	15,390
Purchase and resale agreements and other similar arrangements	144,161	131,791	123,982
Trading account assets	209,615	182,121	153,191
Derivative financial assets	31,645	24,938	20,439
Investment securities	84,140	70,940	64,828
Loans and leases, net of allowances	232,083	206,273	203,941
Other assets	15,699	14,013	14,297

Total assets	747,615	654,580	598,898

Liabilities
Deposits	291,420	274,418	240,588
Sale and repurchase agreements and other similar arrangements	136,305	109,652	108,790
Trading account liabilities	135,723	122,068	116,644
Derivative financial liabilities	31,366	25,228	20,345
Short term borrowings	70,208	60,109	50,007
Long term debt	43,845	30,695	33,880
Accrued expenses and other liabilities	16,193	12,706	10,587

Total liabilities	725,060	634,876	580,841

Shareholders’ equity
Common stock	1,616	1,614	1,613
Other shareholders’ equity	15,822	15,339	14,661

Total shareholders’ equity	17,438	16,953	16,274
Minority interests	5,117	2,751	1,783

Total liabilities and shareholders’ equity and minority interests	747,615	654,580	598,898

ACCUMULATED OTHER COMPREHENSIVE INCOME

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

(a)	Comprehensive income

	Half-year ended 30.06.05	Year-ended 31.12.04	Half-year ended 30.06.04
	£m	£m	£m
Comprehensive income
Net income (US GAAP)	1,600	3,032	1,530
Foreign currency translation adjustment	17	(57)	(43)
Net change in foreign exchange on available for sale securities	(166)	(300)	(229)
Cash flow hedges	99	(39)	(19)
Net change on available for sale securities	(31)	(245)	(319)
Minimum pension liability	—	(57)	—

Comprehensive income	1,519	2,334	920

Accumulated other comprehensive income
Foreign currency translation adjustment	(458)	(475)	(461)
Foreign exchange on available for sale securities	(142)	24	95
Cash flow hedges	198	99	119
Unrealised gains on available for sale securities	296	327	253
Minimum pension liability	(204)	(204)	(147)

Accumulated other comprehensive income	(310)	(229)	(141)

(b)	Pensions and post retirement benefits

The components of the pension and post-retirement expense (where an actuarial basis is appropriate) which arise under US GAAP are as follows:

	Half-year ended 30.06.05		Half-year ended 30.06.04
	Pensions	Post- retirement benefits	Pensions	Post- retirement benefits
	£m	£m	£m	£m
Components of net periodic benefit cost
Service cost	175	—	151	1
Interest cost	397	3	346	3
Expected return on plan assets	(401)	—	(369)	—
Amortisation of transition adjustments	—	—	—	—
Recognised net actuarial deficit	18	1	14	1

Net periodic benefit cost	189	4	142	5

The Group previously disclosed in its financial statements for the year ended 31st December 2004 that it expected to contribute £352m to the UK Retirement Fund (UKRF) in 2005. As of 30th June 2005, £1m of protected right contributions have been made to the UKRF. The Group presently anticipates contributing an additional £351m to fund the pension schemes in 2005 for a total of £352m.

The additional pensions cost under US GAAP of £30m (2004: credit £8m) includes a £4m credit (2004: credit £4m) relating to amortisation of an additional fair value adjustment under US GAAP. This is being amortised over the expected life of the relevant pension liability.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

(c)	Compensation arrangements

The Group complies with SFAS 123, Accounting for Stock-Based Compensation, which encourages the adoption of accounting for share compensation schemes, based on their estimated fair values at the date of grant. Accordingly, the Group charges this fair value to the income statement over the period to their vesting dates.

(d)	Hedging

SFAS 133 requires all derivatives to be recorded at fair value. If certain conditions are met, the derivative may be designated as a fair value hedge, cash flow hedge or hedge of the foreign currency exposure of a net investment in a foreign subsidiary. At 1st January 2005, hedges have been designated and documented in accordance with SFAS 133 where possible with hedge accounting applied from that date.

(e)	Foreign exchange differences on available for sale (AFS) securities

Under IFRS the translation of foreign currency denominated AFS securities into the functional currency of the legal entity in which they are held is recognised directly in the income statement. For US GAAP these movements are reported in shareholders’ equity.

The pre-tax credit of £237m represents the reclassification of this amount from the income statement into shareholders’ equity for US GAAP.

(f)	Guarantees

An element of Barclays normal banking business is to issue guarantees on behalf of its customers. In almost all cases, Barclays will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, Barclays issues guarantees on its own behalf. The major categories of these guarantees are provided in note 52 Differences between UK and US GAAP accounting principles, (t) Guarantees, in the 2004 Annual Report on Form 20-F.

The table below provides an analysis of the guarantees issued by the Group. The amounts disclosed represent the maximum potential amount of future payments (undiscounted) the Group could be required to make under the guarantee, before any recovery through recourse or collateralisation provisions.

	30.06.05	31.12.04
	£m	£m
Financial guarantees	26,188	21,327
Standby letters of credit	9,515	8,684
Other guarantees	8,503	8,245

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

(f)	Guarantees (continued)

Credit card guarantees

Under the Consumer Credit Act of 1974, Barclays may be liable to customers to refund payments made for unsatisfactory goods or services or unfulfilled contracts where the payment was made through a credit card. The maximum liability that Barclays could have is the total credit limits marked to customers of £52,029m (31st December 2004: £42,813m). These limits are included within commitments with a maturity of less than one year, as the limit can be revoked at any time.

Warranties and indemnities given as part of acquisition and disposal activity

Warranties and indemnities are routinely provided to counterparties as part of the terms and conditions required in a business acquisition, disposal or investing in joint ventures. Most commonly, these relate to indemnification against tax liabilities arising from pre-transaction activities. Usually the total aggregate liability in respect of warranties and indemnities for a transaction is capped and the maximum exposure under these is £2,100m (31st December 2004: £2,686m). No collateral or recourse to third parties is generally available.

Certain derivative contracts

In addition to the contracts detailed above, there are certain derivative contracts to which the Group is a counterparty that meet the characteristics of a guarantee under FIN 45. These derivatives are recorded in the Group’s balance sheet at fair value under US GAAP.

(g)	Earnings per share

	Half-year ended 30.06.05			Half-year ended 30.06.04
	Net income	Weighted average share number	Per-share amount	Net income	Weighted average share number	Per-share amount
	£m	(in millions)	Pence	£m	(in millions)	Pence
Basic EPS	1,600	6,337	25.2	1,530	6,421	23.8

Effect of dilutive securities:
Employee share schemes		141			106

Diluted EPS	1,600	6,478	24.7	1,530	6,527	23.4

(h)	Cash equivalents

Upon adoption of IFRS the Group had presented cash equivalents as comprising highly liquid investments that are convertible into cash with insignificant risk of changes in value with original maturities of less than three months.

The IFRS definition differs from that previously presented in the US GAAP summarised cash flow statement as it excludes any investments which are classified as trading items.

The impact of this change in the definition is a decrease to cash equivalents of £36,001m for 31st December 2004.

BARCLAYS BANK PLC IFRS DATA

The consolidated IFRS data for Barclays Bank PLC, the wholly owned subsidiary of Barclays PLC, is set out on pages 90 to 94.

BARCLAYS BANK PLC

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Continuing operations
Interest income	7,648	7,315	6,565
Interest expense	(3,948)	(3,815)	(3,232)

Net interest income	3,700	3,500	3,333
Fee and commission income	2,872	2,861	2,648
Fee and commission expense	(332)	(329)	(333)
Net fee and commission income	2,540	2,532	2,315
Net trading income	1,176	684	803
Net investment income	373	714	313
Principal transactions	1,549	1,398	1,116
Net premiums from insurance contracts	371	506	536
Other income	49	84	56

Total income	8,209	8,020	7,356
Net claims and benefits on insurance contracts	(287)	(870)	(389)

Total income, net of insurance claims	7,922	7,150	6,967
Impairment loss on loans and advances and other credit risk provisions	(706)	(504)	(589)

Net income	7,216	6,646	6,378
Operating expenses	(4,542)	(4,562)	(3,974)
Share of results of associates and joint ventures	16	42	14
Profit on disposal of associates and joint ventures	—	—	45

Profit before tax	2,690	2,126	2,463
Tax	(715)	(634)	(645)

Profit for the period	1,975	1,492	1,818

Profit attributable to minority interests	29	27	20
Profit attributable to shareholders	1,946	1,465	1,798

	1,975	1,492	1,818

BARCLAYS BANK PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Assets
Cash and balances at central banks	4,106	3,238	1,753	1,829
Items in the course of collection from other banks	2,208	1,772	1,772	2,527
Treasury bills and other eligible bills			6,658	6,547
Trading portfolio assets	134,245	110,044	n/a	n/a
Financial assets designated at fair value:
- held on own account	9,747	9,799	n/a	n/a
- held in respect of linked liabilities to customers under investment contracts	69,792	63,124	n/a	n/a
Derivative financial instruments	133,932	94,211	n/a	n/a
Loans and advances to banks	35,225	25,728	80,632	83,034
Loans and advances to customers	237,123	207,259	262,409	252,053
Debt securities	n/a	n/a	130,311	119,840
Equity shares	n/a	n/a	11,518	8,714
Available for sale financial investments	61,398	48,227	n/a	n/a
Reverse repurchase agreements and cash collateral on securities borrowed	149,400	139,574	n/a	n/a
Other assets	3,491	3,647	25,915	21,344
Insurance assets, including unit-linked assets	107	109	8,576	8,165
Investments in associates and joint ventures	438	429	429	442
Goodwill	4,590	4,518	4,518	4,398
Intangible assets	120	139	139	62
Property, plant and equipment	2,407	2,282	2,282	2,108
Deferred tax assets	2,059	1,641	1,388	1,383

Total assets	850,388	715,741	538,300	512,446

BARCLAYS BANK PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at
	30.06.05	01.01.05	31.12.04	30.06.04
	£m	£m	£m	£m
Liabilities
Deposits from banks	84,538	74,735	111,024	115,836
Items in the course of collection due to other banks	2,809	1,205	1,205	1,442
Customer accounts	217,715	194,478	217,492	206,170
Trading portfolio liabilities	65,598	59,114	n/a	n/a
Financial liabilities designated at fair value:
- Held on own account	8,231	5,320	n/a	n/a
Liabilities to customers under investment contracts	71,608	64,609	n/a	n/a
Derivative financial instruments	132,784	94,429	n/a	n/a
Debt securities in issue	93,328	76,154	83,842	69,431
Repurchase agreements and cash collateral on securities lent	122,076	98,582
Other liabilities	9,649	9,903	82,970	79,677
Current tax liabilities	786	621	621	697
Insurance contract liabilities, including unit-linked liabilities	3,589	3,596	8,377	7,944
Subordinated liabilities:
- Undated loan capital - non convertible	4,366	4,208	6,149	6,233
- Dated loan capital - convertible to preference shares	13	15	15	15
- Dated loan capital - non convertible	6,930	6,383	6,113	6,220
Deferred tax liabilities	1,891	1,397	1,362	1,284
Other provisions for liabilities	386	403	416	329
Retirement benefit liabilities	2,041	1,865	1,865	2,028

Total liabilities	828,338	697,017	521,451	497,306

Shareholders’ equity
Called up share capital	2,341	2,316	2,316	2,304
Share premium account	8,786	6,531	6,531	5,763
Available for sale reserve	400	336	n/a	n/a
Cash flow hedging reserve	328	302	n/a	n/a
Other shareholders’ funds	2,551	2,494	n/a	n/a
Translation reserve	(35)	(58)	(58)	(43)
Retained earnings	7,479	6,657	7,849	6,938

Shareholders’ equity excluding minority interests	21,850	18,578	16,638	14,962
Minority interests	200	146	211	178

Total shareholders’ equity	22,050	18,724	16,849	15,140

Total liabilities and shareholders’ equity	850,388	715,741	538,300	512,446

BARCLAYS BANK PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

	Half-year ended
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Available for sale reserve:
Net gains from changes in fair value	138	n/a	n/a
Amount transferred to profit on disposal	(26)	n/a	n/a

Cash flow hedging reserve:
Gains from changes in fair value	16	n/a	n/a
Amount transferred to profit	12	n/a	n/a

Share of changes in associates equity	(28)	(17)	—

Currency translation differences arising during the year	23	(15)	(43)
Tax	(118)	—	—
Other	38	16	11
Profit for the period	1,975	1,492	1,818

Total recognised income and expense for the period	2,030	1,476	1,786

Attributable to:
Equity holders of the parent	2,004	1,449	1,766
Minority interest	26	27	20

	2,030	1,476	1,786

Tax comprises items taken directly to reserves, including tax on available for sale reserve and cash flow hedging reserve.

BARCLAYS BANK PLC

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year ended
	30.06.05[1]	31.12.04	30.06.04
	£m	£m	£m
Net cash inflow from operating activities	17,584	2,293	2,911
Net cash outflow from investing activities	(11,514)	(2,706)	(4,327)
Net cash inflow from financing activities	2,646	1,099	1,863
Effect of exchange rate changes on cash and cash equivalents	(539)	(165)	(305)

Net increase in cash and cash equivalents	8,177	521	142
Cash and cash equivalents at beginning of period	21,603	13,996	13,854

Cash and cash equivalents at end of period	29,780	14,517	13,996

[1]	The opening cash equivalents balance includes the impacts of adopting IAS 32 and IAS 39 and IFRS 4, which have not been applied to 2004 comparatives, in accordance with IFRS 1.

BARCLAYS BANK PLC US GAAP DATA

The consolidated US GAAP data for Barclays Bank PLC is set out on pages 96 to 101.

BARCLAYS BANK PLC

US GAAP DATA (UNAUDITED)

The following unaudited financial information has been adjusted from data prepared under IFRS to reflect differences from US GAAP.

	Half-year ended
	30.06.05	30.06.04
	£m	£m
RESULTS
Net income	1,698	1,576
BALANCE SHEET
Total shareholders’ equity	22,603	17,933
Total assets	747,880	599,031

	Half-year ended
	30.06.05	30.06.04
	%	%
PERFORMANCE RATIOS
Net income as a percentage of:
average total assets	0.5	0.4
Total shareholders’ equity	16.1	17.1
Total shareholders’ equity as a percentage of average total assets	3.0	2.6

BARCLAYS BANK PLC

US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of IFRS in the calculation of US net income.

	Half-year ended
	30.06.05	30.06.04
	£m	£m
Profit attributable to shareholders of of Barclays Bank PLC (IFRS)	1,946	1,798
Intangible assets	(61)	(72)
Pensions	(30)	7
Post-retirement benefits	—	1
Leasing	(136)	—
Compensation arrangements	(20)	(29)
Life assurance	(26)	(64)
Revaluation of property	3	—
Hedging	(319)	—
Derivatives	—	(759)
Financial instruments	104	—
Fair value of securities	—	166
Foreign exchange on available for sale securities	237	326
Fee and cost recognition	6	—
Loan origination	—	(89)
Consolidation	20	107
Securitisations	51	12
Guarantees	(17)	(7)
Business combinations	—	20
Software capitalisation	—	54
Classification of debt and equity	(41)	46
Impairment	(24)	—
Non-financial instruments	11	—
Tax effect on IFRS/US GAAP reconciling items	(6)	59

Net income (US GAAP)	1,698	1,576

For those standards that were not adopted until 1st January 2005, UK GAAP continued to be applied throughout 2004 in accordance with IFRS transition rules. Therefore, for 30th June 2004, the differences relating to Derivatives, Fair value of securities and Loan origination are the same as those previously reported.

BARCLAYS BANK PLC

US GAAP DATA (UNAUDITED)

The following table summarises the significant adjustments which would result from the application of US GAAP instead of IFRS in the calculation of US shareholders’ equity.

	30.06.05	30.06.04
	£m	£m
Shareholders’ equity excluding minority interests (IFRS)	21,850	14,962

Goodwill	563	570
Intangible assets	(513)	(388)
Pensions	1,289	1,440
Post-retirement benefits	(32)	(40)
Leasing	—	180
Compensation arrangements	64	(23)
Life assurance	71	(106)
Revaluation of property	(209)	(224)
Hedging	174	—
Derivatives	—	(423)
Financial instruments	140	—
Fair value of securities	—	564
Fee and cost recognition	(19)	—
Loan origination	—	(113)
Consolidation	49	151
Securitisations	203	142
Guarantees	15	32
Software capitalisation	—	71
Extinguishment of liabilities	—	(294)
Reclassification of debt and equity	(446)	1,656
Non-financial instruments	(12)	—
Own shares	—	19
Tax effect on IFRS/US GAAP reconciling items	(584)	(243)

Shareholders’ equity (US GAAP)	22,603	17,933

For those standards that were not adopted until 1st January 2005, UK GAAP continued to be applied throughout 2004 in accordance with IFRS transition rules. Therefore, for 30th June 2004, the differences relating to Derivatives, Fair value of securities, Loan origination and Extinguishment of liabilities are the same as those previously reported.

BARCLAYS BANK PLC

US GAAP DATA (UNAUDITED)

Condensed consolidated US GAAP income statement

	Half-year ended 30.06.05	Year-ended 31.12.04	Half-year ended 30.06.04
	£m	£m	£m
Interest and fees on loans and leases	6,078	9,947	4,800
Other interest and dividends	6,388	9,583	3,880

Total interest income	12,466	19,530	8,680
Interest expense	(9,311)	(13,320)	(5,614)

Net interest income	3,155	6,210	3,066
Provision for loan losses	(659)	(962)	(519)

Net interest income after provision for loan losses	2,496	5,248	2,547

Commissions and fees	2,403	4,864	2,198
Net trading gain	1,384	1,635	478
Net investment gain	686	1,429	621
Net premiums from insurance contracts	316	456	324
Other income	36	248	90

Total non interest income	4,825	8,632	3,711

Net claims and benefits paid on insurance contracts	(232)	(787)	(191)
Salaries and employee benefits	(2,913)	(5,227)	(2,528)
Occupancy and equipment costs	(288)	(511)	(240)
Amortisation of intangible assets	(78)	(164)	(84)
Other expenses	(1,397)	(2,752)	(1,044)

Total non interest expense	(4,908)	(9,441)	(4,087)

Income before income tax expense and minority interest	2,413	4,439	2,171
Income tax expense	(684)	(1,263)	(575)
Minority interest in income of consolidated subsidiaries, net of income taxes	(31)	(39)	(20)

Net income	1,698	3,137	1,576

BARCLAYS BANK PLC

US GAAP DATA (UNAUDITED)

Condensed consolidated US GAAP balance sheet

	As at
	30.06.05	31.12.04	30.06.04
	£m	£m	£m
Assets
Cash and due from banks	4,108	3,238	2,830
Interest bearing deposits in banks	26,164	21,266	15,390
Purchase and resale agreements and other similar arrangements	144,161	131,791	123,982
Trading account assets	209,625	182,121	153,191
Derivative financial assets	31,645	24,938	20,439
Investment securities	84,395	71,059	64,961
Loans and leases, net of allowances	232,083	206,273	203,941
Other assets	15,699	14,013	14,297

Total assets	747,880	654,699	599,031

Liabilities
Deposits	291,420	274,418	240,588
Sale and repurchase agreements and other similar arrangements	136,305	109,652	108,790
Trading account liabilities	135,723	122,068	116,644
Derivative financial liabilities	31,366	25,228	20,345
Short term borrowings	70,208	60,109	50,007
Long term debt	43,845	30,695	33,880
Accrued expenses and other liabilities	16,193	12,739	10,717

Total liabilities	725,060	634,909	580,971

Shareholders’ equity
Common stock	2,341	2,316	2,304
Other shareholders’ equity	20,262	17,278	15,629

Total shareholders’ equity	22,603	19,594	17,933
Minority interest in consolidated subsidiaries	217	196	127

Total liabilities and shareholders’ equity and minority interests	747,880	654,699	599,031

BARCLAYS BANK PLC

US GAAP DATA (UNAUDITED)

(a)	Comprehensive income

	Half year ended 30.06.05	Year ended 31.12.04	Half year ended 30.06.04
	£m	£m	£m
Comprehensive income
Net income (US GAAP)	1,698	3,137	1,576
Foreign currency translation adjustment	17	(57)	(43)
Net change in foreign exchange on available for sale securities	(166)	(300)	(229)
Cash flow hedges	99	(39)	(19)
Net change on available for sale securities	(5)	(245)	(319)
Minimum pension liability	—	(57)	—

Comprehensive income	1,643	2,439	966

Accumulated other comprehensive income
Foreign currency translation adjustment	(401)	(418)	(404)
Foreign exchange on available for sale securities	(142)	24	95
Cash flow hedges	198	99	119
Unrealised gains on available for sale securities	322	327	253
Minimum pension liability	(204)	(204)	(147)

Accumulated other comprehensive income	(227)	(172)	(84)

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX A

The ratios of earnings to fixed charges under IFRS and US GAAP are set out on pages 103 to 106.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX A

(1)	Ratios of Earnings under IFRS to Fixed Charges

	Half-year ended
	30.06.05	30.06.04
	(In £m except for ratios)
Fixed Charges
Total interest expense excluding interest on deposits[1]	5,968	3,922
One third of rental expense	56	43

Total fixed charges excluding interest on deposits	6,024	3,965
Interest on deposits and current accounts	2,366	2,167

Total fixed charges including interest on deposits	8,390	6,132

Earnings
Income before taxes and minority interests	2,690	2,463
Fixed charges excluding interest on deposits	6,024	3,965

	8,714	6,428
Less
Unremitted pre-tax income of associated companies and joint ventures	(13)	(14)

Total earnings excluding interest on deposits	8,701	6,414
Interest on deposits and current accounts	2,366	2,167

Total earnings including interest on deposits	11,067	8,581

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	1.44	1.62

Including interest on deposits	1.32	1.40

[1]	Includes interest on trading liabilities.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX A

(2)	Ratios of Earnings under US GAAP to Fixed Charges

	Half-year ended
	30.06.05	30.06.04
	(In £m except for ratios)
Fixed Charges
Total interest expense excluding interest on deposits [1]	6,951	3,447
One third of rental expense	56	43

Total fixed charges excluding interest on deposits	7,007	3,490
Interests on deposits and current accounts	2,366	2,167

Total fixed charges including interest on deposits	9,373	5,657

Earnings
Income before taxes and minority interests [2]	2,413	2,171
Fixed charges excluding interest on deposits	7,007	3,490

	9,420	5,661
Less
Unremitted pre-tax income of associated companies and joint ventures	(13)	(14)

Total earnings excluding interest on deposits	9,407	5,647
Interest on deposits and current accounts	2,366	2,167

Total earnings including interest on deposits	11,773	7,814

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	1.34	1.62

Including interest on deposits	1.26	1.38

[1]	Includes interest on trading liabilities.

[2]	For a discussion of significant differences between IFRS and US GAAP refer to pages 76-80. For the reconciliation of net income between the amounts calculated under IFRS and under US GAAP, refer to pages 82 and 97.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX A

(3)	Ratios of Earnings under IFRS to Combined Fixed Charges, Preference Share Dividends and similar appropriations

	Half-year ended
	30.06.05	30.06.04
	(In £m except for ratios)
Combined Fixed Charges, Preference Share Dividends and similar appropriations
Total interest expense excluding interest on deposits [1]	5,968	3,922
One third of rental expense	56	43
Preference share dividends and similar appropriations	119	—

Total fixed charges excluding interest on deposits	6,143	3,965
Interest on deposits and current accounts	2,366	2,167

Total fixed charges including interest on deposits	8,509	6,132

Earnings
Income before taxes and minority interests	2,690	2,463
Fixed charges excluding interest on deposits	6,143	3,965

	8,833	6,428
Less
Unremitted pre-tax income of associated companies and joint ventures	(13)	(14)

Total earnings excluding interest on deposits	8,820	6,414
Interest on deposits and current accounts	2,366	2,167

Total earnings including interest on deposits	11,186	8,581

Ratio of Earnings to Combined Fixed Charges and Preference Share Dividends
Excluding interest on deposits	1.44	1.62

Including interest on deposits	1.31	1.40

[1]	Includes interest on trading liabilities.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX A

(4)	Ratios of Earnings under US GAAP to Combined Fixed Charges, Preference Share Dividends and similar appropriations

	Half-year ended
	30.06.05	30.06.04
	(In £m except for ratios)
Combined Fixed Charges, Preference Share Dividends and similar appropriations
Total interest expense excluding interest on deposits [1]	6,951	3,447
One third of rental expense	56	43
Preference share dividends and other appropriations	112	66

Total fixed charges excluding interest on deposits	7,119	3,556
Interest on deposits and current accounts	2,366	2,167

Total fixed charges including interest on deposits	9,485	5,723

Earnings
Income before taxes and minority interests [2]	2,413	2,171
Fixed charges excluding interests on deposits	7,119	3,556

	9,532	5,727
Less
Unremitted pre-tax income of associated companies and joint ventures	(13)	(14)

Total earnings excluding interest on deposits	9,519	5,713
Interest on deposits and current accounts	2,366	2,167

Total earnings including interest on deposits	11,885	7,880

Ratios of Earnings to Combined Fixed Charges, Preference Share Dividends and similar appropriations
Excluding interest on deposits	1.34	1.61

Including interest on deposits	1.25	1.38

[1]	Includes interest on trading liabilities.

[2]	For a discussion of significant differences between IFRS and US GAAP refer to pages 76-80. For the reconciliation of net income between the amounts calculated under IFRS and under US GAAP, refer to pages 82 and 97.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

The provisional accounting policies of Barclays PLC and Barclays Bank PLC expected to be applied from 1st January 2005 and used in the preparation of this document, the reconciliations of the IFRS financial statements of Barclays PLC and Barclays Bank PLC for 1st January 2004 to 1st January 2005 to UK GAAP, and an explanation of the differences between UK GAAP and IFRS are set out on pages 147 to 159.

There is a possibility that some changes to these accounting policies may be necessary when preparing the full annual financial statements for the first time in accordance with accounting standards issued by the International Accounting Standards Board and adopted by the European Union. The Accounting Standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations that will be applicable, and adopted for use in the European Union at 31st December 2005, are not known with certainty at the time of the preparation of this document.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

The use of the term ‘Group’ in the accounting policies described below refers to both the Barclays PLC Group and the Barclays Bank PLC Group.

The following IFRS accounting policies have been used in the preparation of this document.

1.	Consolidation

Subsidiaries

The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries, or Barclays Bank PLC and all its subsidiaries, including certain special purpose entities where appropriate, made up to 31st December. Entities qualify as subsidiaries where the Group has the power to exercise control over the financial and operating policies of the entity. In particular, entities qualify as subsidiaries where the Group has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date that control ceases.

The acquisition method of accounting is used to account for the purchase of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition. The excess of the cost of an acquisition over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. See 11 on page 119 for the accounting policy for goodwill. Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of the consolidation.

Associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control over, the operating and financial management policy decisions. This is generally demonstrated by the Group holding in excess of 20%, but no more than 50%, of the voting rights.

A joint venture is a venture in which the Group has a contractual arrangement with one or more parties to undertake activities typically, though not necessarily, through entities which are subject to joint control.

The Group’s investment in associates and joint ventures is initially recorded at cost and increased (or decreased) each year by the Group’s share of the post acquisition net income (or loss), or other movements reflected directly in the equity of the associated or jointly controlled entity. Goodwill arising on the acquisition of an associate or joint venture is included in the cost of the investment (net of any accumulated impairment loss). When the Group’s share of losses in an associate or joint venture equals or exceeds the recorded interest, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the entity.

The Group’s share of the results of associates and joint ventures after tax is based on financial statements made up to a date not earlier than three months before the balance sheet date, adjusted to conform with the accounting polices of the Group. Unrealised gains on transactions are eliminated to the extent of the Group’s interest in the investee. Unrealised losses are also eliminated unless the transaction provides evidence of impairment in the asset transferred.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

2.	Foreign currency translation

The consolidated financial statements are presented in sterling, which is the functional currency of the parent company.

Items included in the financial statements of each of the Group’s entities are measured using their functional currency, being the currency of the primary economic environment in which the entity operates.

Foreign currency transactions are translated into the appropriate functional currency using the exchange rates prevailing at the dates of the transactions. Balances denominated in foreign currencies are retranslated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the retranslation and settlement of these items are recognised in the income statement except for qualifying cash flow hedges or hedges of net investments. See 9 on page 116 for the policies on hedge accounting.

Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on equities classified as available-for-sale financial assets and non-monetary items, are included directly in equity.

For the purposes of translation into the reporting currency, assets, liabilities and equity of foreign operations are translated at the closing rate, and items of income and expense are translated into sterling at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate to actual rates.

The exchange differences arising on the translation of a foreign operation are included in cumulative translation reserves within shareholders’ equity and included in the profit or loss on disposal or partial disposal of the operation.

Goodwill and fair value adjustments arising on the acquisition of foreign subsidiaries are maintained in foreign currency, translated at the closing rate and are included in hedges of net investments where appropriate.

3.	Interest, fees and commissions and other income

Interest

Interest income is recognised in interest receivable in the income statement for all interest-bearing financial instruments classified as held to maturity, available for sale or other loans and advances using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or liability (or group of assets and liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the expected future cash payments or receipts through the expected life of the financial instrument, or when appropriate, a shorter period, to the net carrying amount of the instrument. The application of the method has the effect of recognising income (and expense) receivable (or payable) on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

3.	Interest, fees and commissions and other income (continued)

In calculating effective interest, the Group estimates cash flows (using projections based on its experience of customers’ behaviour) considering all contractual terms of the financial instrument but excluding future credit losses. Fees, including those for early redemption, are included in the calculation to the extent that they can be measured and are considered to be an integral part of the effective interest rate. Cash flows arising from the direct and incremental costs of issuing financial instruments are also taken into account in the calculation. Where it is not possible to otherwise estimate reliably the cash flows or the expected life of a financial instrument, the Group has reference to the payments or receipts specified in the contract, and the full contractual term.

Fees and commissions

Unless included in the effective interest calculation, fees and commissions are recognised on an accruals basis when the service has been provided. Fees and commissions not integral to effective interest arising from negotiating, or participating in the negotiation of a transaction with a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts. Asset management fees related to investment funds are recognised over the period the service is provided. The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time.

Commitment fees, together with related direct costs, for loan facilities where draw down is probable are deferred and recognised as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw down is not probable are recognised over the term of the commitment.

Mortgage indemnity premiums

Mortgage indemnity premiums received are included in the effective interest rate on the associated loan.

Insurance premiums

Insurance premiums are recognised in the period earned.

Net trading income

Income arises from the margins which are achieved through market making and customer business and from changes in market value caused by movements in interest and exchange rates, equity prices and other market variables. Trading positions are held at fair value and the resulting gains and losses are included in the income statement, together with interest and dividends arising from long and short positions.

Lending related fees and commissions payable and incentives

Fees and commissions payable to introducers in respect of obtaining lending business, where these are direct and incremental costs related to the issue of a financial instrument, are included in interest income as part of the effective interest rate.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

4.	Financial assets and liabilities

The Group classifies its financial assets in the following categories: financial instruments designated at fair value through profit or loss; loans and receivables; held to maturity investments and available for sale financial assets. Management determines the classification of financial assets and liabilities at initial recognition.

Financial instruments at fair value through profit or loss

A financial instrument classified in this category is acquired primarily for the purpose of selling in the short term (held for trading) or if so designated by management (designated under the fair value option). Derivatives are fair valued through profit or loss unless they are designated as cash flow hedges or hedges of net investments. Financial instruments may be either held for trading or otherwise designated as held at fair value on inception. Financial instruments are recognised initially at fair value and transaction costs are taken directly to the income statement. Gains and losses arising from changes in fair value are included directly in the income statement. The instruments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

Purchases and sales of investments are recognised on trade date, being the date on which the Group commits to purchase or sell the asset.

The fair value option is used in the following circumstances:

(i)	financial assets backing insurance contracts and financial assets backing investment contracts are designated at fair value through profit or loss because the related liabilities have cash flows that are contractually based on the performance of the assets or the related liabilities are insurance contracts whose measurement incorporates current information. Fair valuing the assets significantly reduces the recognition inconsistencies that would arise if the financial assets were classified as available for sale.

(ii)	financial assets, loans to customers, financial liabilities and structured notes are designated at fair value through profit or loss where they contain substantive embedded derivatives or where doing so significantly reduces measurement inconsistencies that would arise if the related economic hedging derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as available for sale. They arise when the Group provides money or services directly to a customer with no intention of trading the loan. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method (see 3 on page 109). They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

4.	Financial assets and liabilities (continued)

Held to maturity

Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group’s management has the intention and ability to hold to maturity. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method (see 3 on page 109). They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

Available for sale

Available for sale investments are non-derivative financial investments that are designated as available for sale and are not categorised into any of the other categories described above. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Interest determined using the effective interest method (see 3 on page 109), impairment losses and translation differences on monetary items are recognised in the income statement. The investments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

Where the classification of an asset requires it to be stated at fair value, this is determined by reference to the quoted bid value in an active market wherever possible. Where no such active market exists for the particular asset, the Group uses a valuation technique to arrive at the fair value, including the use of prices obtained in recent arms’ length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Financial liabilities

Financial liabilities are measured at amortised cost, except for trading liabilities and liabilities designated at fair value, which are held at fair value through profit or loss. As noted on page 111, the Group will consider applying the fair value option to certain financial liabilities when this is permitted.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

5.	Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’) and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated. Objective evidence that a financial asset or a portfolio is impaired includes observable data that comes to the attention of the Group about the following loss events:

a)	significant financial difficulty of the issuer or obligor;

b)	a breach of contract, such as a default or delinquency in interest or principal payments;

c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

d)	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e)	the disappearance of an active market for that financial asset because of financial difficulties; or

f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

For loans and receivables and assets held to maturity, the amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognised using an allowance account and the amount of the loss is included in the income statement.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

5.	Impairment of financial assets (continued)

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflect the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Assets acquired in exchange for loans and advances in order to achieve an orderly realisation are accounted for as a disposal of the loan and an acquisition of an asset. Where control is obtained over an entity as a result of the transaction, the entity is consolidated. Any further impairment of the assets or business acquired is treated as an impairment of the relevant asset or business and not as an impairment of the original instrument.

In the case of equity instruments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt securities are recognised in the income statement. Reversals of impairment of equity shares are not recognised in the income statement, increases in the fair value of equity shares after impairment are recognised directly in equity.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

6.	Sale and repurchase agreements (including stock borrowing and lending)

Investment and other securities may be lent or sold subject to a commitment to repurchase them (a ‘repo’). Such securities are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group, and the counterparty liability is included separately on the balance sheet as appropriate.

Similarly, where the Group borrows or purchases securities subject to a commitment to resell them (a ‘reverse repo’) but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans, and the securities are not included in the balance sheet.

The difference between sale and repurchase price is accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in Net trading income.

7.	Securitisation transactions

Certain Group undertakings have issued debt securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers.

All such financial instruments continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

a)	a fully proportional share of all or specifically identified cash flows are transferred to the lender, in which case, that proportion of the asset is derecognised;

b)	substantially all the risks and returns associated with the financial instruments have been transferred, in which case, the assets are derecognised in full; or

c)	if a significant portion, but not all, of the risks and rewards have been transferred, the asset is derecognised entirely if the transferee has the practical ability to sell the financial asset or recognised only to the extent of the Group’s continuing involvement in the asset.

Transactions undertaken prior to 1st January 2004 that were accounted for on the basis of linked presentation under UK GAAP have been represented by separate recognition of the gross assets and the related funding from that date.

8.	Collateral and netting

The Group enters into master netting agreements with counterparties whenever possible and, when appropriate, obtains collateral. Master agreements provide that, if an event of default occurs, all outstanding transactions with the counterparty will fall due and all amounts outstanding will be settled on a net basis.

Collateral

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer’s assets and gives the Group a claim on these assets for both existing and future liabilities.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

8.	Collateral and netting (continued)

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Collateral received in the form of cash is recorded on the balance sheet with a corresponding liability or asset. These items are assigned to deposits received from banks or other counterparties in the case of cash collateral received, and to loans and advances to banks or customers in the case of cash collateral paid away. Any interest payable or receivable arising is recorded as interest payable or interest income respectively.

Netting

Financial assets and liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise an asset and settle the liability simultaneously. This is not generally the case with master agreements, and the related assets and liabilities are presented gross in the balance sheet.

9.	Derivatives and hedge accounting

Derivatives are used to hedge interest rate, exchange rate, commodity, and equity exposures and exposures to certain indices such as house price indices and retail price indices related to non-trading positions. In addition, the use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. Derivatives entered into for hedging purposes and for trading purposes include foreign exchange, interest rate, credit, equity and commodity derivatives mainly in the form of swaps, forwards, options and combinations of these instrument types.

Derivatives

Derivatives are measured initially at fair value and subsequently remeasured to fair value. Fair values are obtained from quoted prices prevailing in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models as appropriate. All derivatives are included in assets when their fair value is positive, and liabilities when their fair value is negative, unless there is the legal ability and intention to settle net.

Profits or losses are only recognised on initial recognition of derivatives when there are observable current market transactions or valuation techniques are based on observable market inputs.

Embedded derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value, the embedded derivative is bifurcated and reported at fair value with gains and losses being recognised in the income statement.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

9.	Derivatives and hedge accounting (continued)

Hedge accounting

Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in IAS 39, the Group applies fair value hedge accounting, cash flow hedge accounting, or hedging of a net investment in a foreign operation as appropriate to the risks being hedged.

When a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Group discontinues hedge accounting when:

a)	it is determined that a derivative is not, or has ceased to be, highly effective as a hedge;

b)	the derivative expires, or is sold, terminated, or exercised;

c)	the hedged item matures or is sold or repaid; or

d)	a forecast transaction is no longer deemed highly probable.

In certain circumstances, the Group may decide to cease hedge accounting even though the hedge relationship continues to be highly effective by no longer designating the financial instrument as a hedge.

To the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item, the hedge is deemed ineffective. The amount of ineffectiveness, (taking into account the timing of the expected cash flows, where relevant) provided it is not so great as to disqualify the entire hedge for hedge accounting, is recorded in the income statement.

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortised cost, amortised over the period to maturity of the previously designated hedge relationship using the effective interest method. For available for sale items this fair value hedging adjustment remains in equity until the hedged item affects profit or loss.

If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

Cash flow hedge accounting

For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognised initially directly in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

9.	Derivatives and hedge accounting (continued)

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

Hedges of net investments

Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for similarly to cash flow hedges; the effective portion of the gain or loss on the hedging instrument is recognised directly in equity and the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in equity is recognised in the income statement on the disposal or partial disposal of the foreign operation.

Hedges of net investments may include non-derivative liabilities as well as derivative financial instruments.

Derivatives that do not qualify for hedge accounting

Derivative contracts entered into as economic hedges that do not qualify for hedge accounting are held at fair value through profit or loss.

Hedge accounting is not generally applied to credit derivatives that are purchased to reduce credit risk for large portfolios of loans and receivables but is used in specific circumstances where the hedge accounting requirements are met.

10.	Property, plant and equipment

Property and equipment is stated at cost less accumulated depreciation and provisions for impairment, if any. Additions and subsequent expenditures are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the assets.

Depreciation is provided on the depreciable amount of items of property and equipment on a straightline basis over their estimated useful lives. The depreciable amount is the gross carrying amount, less the estimated residual value at the end of its economic life.

The Group generally uses the following annual rates in calculating depreciation:

Freehold buildings and long-leasehold property (more than 50 years to run)	2%
Leasehold property (less than 50 years to run)	Over the remaining life of the leases
Costs of adaptation of freehold and leasehold property[1]	7-10%
Equipment installed in freehold and leasehold property[1]	7-10%
Computers and similar equipment	20-33%
Fixtures and fittings and other equipment	10-20%

[1]	Where leasehold property has a remaining useful life of less than 10 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

10.	Property, plant and equipment (continued)

Depreciation rates, methods and the residual values underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances.

When deciding on depreciation rates and methods, the principal factors that the Group takes into account are the expected rate of technological developments and expected market requirements for, and the expected pattern of usage of, the assets. When reviewing residual values, the Group estimates the amount that it would currently obtain for the disposal of the asset, after deducting the estimated cost of disposal if the asset were already of the age and condition expected at the end of its useful life.

No depreciation is provided on freehold land, although, in common with all long-lived assets, it is subject to impairment testing, if deemed appropriate.

11.	Intangible assets

Goodwill

Goodwill arises on the acquisition of subsidiary and associated entities and joint ventures, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Group’s share of the assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk adjusted expected future cash flows.

Goodwill is capitalised and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill on the acquisitions of associates and joint ventures is included in the amount of the investments. Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.

Computer software

Computer software is stated at cost, less amortisation and provisions for impairment, if any.

The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense when incurred.

Capitalised computer software is amortised over 3 to 5 years.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

12.	Impairment of property, plant and equipment and intangible assets

At each balance sheet date, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets, are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. Goodwill is subject to an impairment review as at the balance sheet date each year. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the asset’s or the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss relating to a fixed asset may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the fixed asset’s recoverable amount. The carrying amount of the fixed asset will only be increased up to the amount that it would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For the purpose of conducting impairment reviews, cash-generating units are the lowest level at which management monitors the return on investment on assets.

13.	Financial guarantees

Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities (‘facility guarantees’), and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties.

Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee was given. Subsequent to initial recognition, the bank’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.

Any increase in the liability relating to guarantees is taken to the income statement in Provisions for undrawn contractually committed facilities and guarantees. Any liability remaining is recognised in the income statement when the guarantee is discharged, cancelled or expires.

This represents a change in accounting policy from 1st January 2004, from that applied under UK GAAP and results in financial guarantees being recognised and measured in accordance with the principles set out in the proposed amendments to IAS 39 on financial guarantees. This change in policy has had an immaterial impact on the 2004 income statement and earnings per share, and has reduced retained earnings by £34m as at 1st January 2004.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

14.	Issued debt and equity securities

Issued financial instruments or their components are classified as liabilities where the substance of the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset to the holder, to exchange financial instruments on terms that are potentially unfavourable or to satisfy the obligation otherwise than by the exchange of a fixed amount of cash or another financial asset for a fixed number of equity shares. Issued financial instruments, or their components, are classified as equity where they meet the definition of equity and confer on the holder a residual interest in the assets of the Group. The components of issued financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component.

Financial liabilities, other than trading liabilities and financial liabilities designated at fair value, are carried at amortised cost using the effective interest method (see 3 above). Derivatives embedded in financial liabilities that are not designated at fair value are accounted for as set out in 9 above.

Equity instruments, including share capital, are initially recognised at net proceeds, after deducting transaction costs and any related income tax. Dividend and other payments to equity holders are deducted from equity, net of any related income tax.

15.	Share capital

Share issue costs

Incremental costs directly attributable to the issue of new shares or options or the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

Dividends on ordinary shares

Dividends on ordinary shares are recognised in equity in the period in which they are approved.

Treasury shares

Consideration paid to purchase own shares (‘treasury shares’) is deducted from shareholders’ equity until such time as they are cancelled, sold or reissued. Where such shares are subsequently sold or reissued, consideration received is included in shareholders’ equity.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

16.	Insurance and investment contracts

The Group has allocated its wealth management products into insurance contracts and investment contracts depending on the level of insurance risk in the products. The Group has applied IFRS 4, ‘Insurance Contracts’ to its insurance contracts. Financial assets and liabilities relating to investment contracts, and assets backing insurance contracts are classified and measured as appropriate under IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 4 permits insurance contracts to be accounted for in accordance with UK GAAP accounting policies. However, from 1st January 2004 the Group has chosen to change its accounting policy in relation to insurance contracts to use the Modified Statutory Solvency Basis rather than the Embedded Value basis to account for insurance policies in the UK. This change will result in insurance contracts and investment contracts being accounted for on a similar basis and represents the most appropriate accounting policy in the circumstances. This change in policy has reduced other operating income by £47m in 2004 and has reduced retained earnings by £592m as at 1st January 2004. The impact on earnings per share is immaterial. Overseas wealth management products have also been allocated between insurance contracts and investment contracts. Overseas insurance contract liabilities are measured on an actuarial basis in accordance with the requirements in the countries concerned and as permitted by IFRS 4.

The significant policies comprising the Modified Statutory Solvency Basis are as follows:

Claims

Claims and surrenders are accounted for when notified. Maturities on the policy maturity date and regular withdrawals are accounted for when due.

Long term business provision

The long term business provision is determined by the appointed actuary following his investigation of the long term fund and is calculated annually on a statutory solvency basis to comply with UK and other regulatory requirements. The calculation uses a cash flow method for unit linked insurance policies for determining mortality and expense reserves. For conventional policies a gross premium valuation is used.

Reinsurance

Long-term insurance business is ceded to reinsurers under contracts to transfer part or all of one or more of the following risks: mortality, investment, persistency and expenses. Such contracts are accounted for as insurance contracts.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

17.	Leases

Lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets are held subject to a finance lease, the present value of the lease payments, discounted at the rate of interest implicit in the lease, is recognised as a receivable. The difference between the total payments receivable under the lease and the present value of the receivable is recognised as unearned finance income, which is allocated to accounting periods under the pre-tax net investment method to reflect a constant periodic rate of return.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property, plant and equipment on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate.

Lessee

Operating lease rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

18.	Employee benefits

The Group provides employees worldwide with post retirement benefits mainly in the form of pensions. The Group operates a number of pension schemes which may be funded or unfunded and of a defined contribution or defined benefit nature. In addition, the Group contributes, according to local law in the various countries in which it operates, to Governmental and other plans which have the characteristics of defined contribution plans.

For defined benefit schemes, actuarial valuation of each of the scheme’s obligations using the projected unit credit method and the fair valuation of each of the scheme’s assets are performed annually using consistent assumptions. The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, together with adjustments for any unrecognised actuarial losses and past service cost, is recognised as a liability in the balance sheet. An asset, arising for example, as a result of past over funding or the performance of the plan investments, is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions.

Cumulative actuarial gains and losses in excess of the greater of 10% of the assets or 10% of the obligations of the plan are recognised in the income statement over the remaining average service lives of the employees of the related plan on a straight-line basis.

For defined contribution schemes, the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

18.	Employee benefits (continued)

The Group also provides healthcare to certain retired employees, which are accrued as a liability in the financial statements over the period of employment, using a methodology similar to that for defined benefit pension plans.

Short-term employee benefits, such as salaries, paid absences, and other benefits, are accounted for on an accruals basis over the period which employees have provided services in the year. Bonuses are recognised to the extent that the Group has a present obligation to its employees that can be measured reliably.

All expenses related to employee benefits are recognised in the income statement in staff costs, which is included within operating expenses.

19.	Share-based payments to employees

The Group engages in equity settled share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that the services are received, which is the vesting period. The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the Barclays PLC share price over the life of the option and other relevant factors. Except for those which include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting condition is met, provided that the non-market vesting conditions are met.

20.	Provisions

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated.

When a leasehold property ceases to be used in the business, provision is made, where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated rental income. The net costs are discounted using market rates of interest to reflect the long-term nature of the cash flows.

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

20.	Provisions (continued)

Provision is made for the anticipated cost of restructuring, including redundancy costs, when an obligation exists. An obligation exists when the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by starting to implement the plan or announcing its main features. The provision raised is normally utilised within nine months.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.

21.	Income taxes, including deferred income taxes

Income tax payable on taxable profits (‘current tax’) is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowable losses is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary timing differences arising from differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

22.	Segment reporting

Business segments are distinguishable components of the Group that provide products or services that are subject to risks and rewards that are different to those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to different risks and rewards that are different to those of components operating in other economic environments. Business segments are the primary reporting segments.

23.	Cash and cash equivalents

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of less than 3 months. Trading balances are not considered to be part of cash equivalents.

24.	Trust activities

The Group commonly acts as trustees and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from the financial statements, as they are not assets of the Group.

BARCLAYS PLC

APPENDIX B

DETAILED RECONCILIATIONS

The pages that follow contain detailed reconciliations of UK GAAP to IFRS for Barclays PLC in accordance with IFRS 1. The reconciliations contain two columns for each period as well as the UK GAAP and IFRS results. The reclassify column includes re-classification and re-analysis of amounts from their UK GAAP profit and loss account and balance sheet lines to the appropriate IFRS income statement and balance sheet lines. The remeasure column sets out the effects of the recognition and measurement changes required by the transition to IFRS. The remeasure columns are further analysed into the type of adjustment.

Differences between UK GAAP and IFRS on pages 147 to 159 provide more information on each type of adjustment and are referenced in the remeasure analysis.

BARCLAYS PLC

APPENDIX B

Income statement reconciliations for periods ending in 2004.

	Full-year ended 31st December 2004				Half-year ended 31st December 2004				Half-year ended 30th June 2004
	UK GAAP	Reclassify	Remeasure	IFRS	UK GAAP	Reclassify	Remeasure	IFRS	UK GAAP	Reclassify	Remeasure	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest income	13,665	—	215	13,880	7,202	—	113	7,315	6,463	—	102	6,565
Interest expense	(6,823)	—	(224)	(7,047)	(3,701)	—	(114)	(3,815)	(3,122)	—	(110)	(3,232)

Net interest income	6,842	—	(9)	6,833	3,501	—	(1)	3,500	3,341	—	(8)	3,333

Fee and commission income	5,672	—	(163)	5,509	2,952	—	(91)	2,861	2,720	—	(72)	2,648
Fee and commission expense	(706)	—	44	(662)	(364)	—	35	(329)	(342)	—	9	(333)

Net fee and commission income	4,966	—	(119)	4,847	2,588	—	(56)	2,532	2,378	—	(63)	2,315

Dealing profits	1,493	(1,493)	—	—	687	(687)	—	—	806	(806)	—	—
Net trading income	—	1,493	(6)	1,487	—	687	(3)	684	—	806	(3)	803
Net investment income	—	287	740	1,027	—	120	594	714	—	167	146	313

Principal transactions	—	1,780	734	2,514	—	807	591	1,398	—	973	143	1,116

Net premiums from insurance contracts	—	211	831	1,042	—	84	422	506	—	127	409	536
Other operating income	644	(498)	(15)	131	317	(204)	(38)	75	327	(294)	23	56

Total operating income	13,945	—	1,422	15,367	7,093	—	918	8,011	6,852	—	504	7,356

Impairment loss on loans and advances and other credit risk provisions	(1,091)	(2)	—	(1,093)	(502)	(2)	—	(504)	(589)	—	—	(589)
Provisions for contingent liabilities and commitments	(2)	2	—	—	(2)	2	—	—	—	—	—	—

Net operating income	12,852	—	1,422	14,274	6,589	—	918	7,507	6,263	—	504	6,767

Net claims and benefits on insurance contracts	—	—	(1,259)	(1,259)	—	—	(870)	(870)	—	—	(389)	(389)
Operating expenses	—	(8,350)	(186)	(8,536)	—	(4,439)	(123)	(4,562)	—	(3,911)	(63)	(3,974)
Administrative expenses-staff costs	(4,998)	4,998	—	—	(2,601)	2,601	—	—	(2,397)	2,397	—	—
Administrative expenses-other	(2,758)	2,758	—	—	(1,532)	1,532	—	—	(1,226)	1,226	—	—
Depreciation and goodwill amortisation	(594)	594	—	—	(306)	306	—	—	(288)	288	—	—
Share of results of associates and joint ventures	56	(10)	10	56	42	(6)	6	42	14	(4)	4	14
Exceptional items	45	(45)	—	—	—	—	—	—	45	(45)	—	—
Profit on disposal of associates and joint ventures	—	45	—	45	—	—	—	—	—	45	—	45

Profit before tax	4,603	(10)	(13)	4,580	2,192	(6)	(69)	2,117	2,411	(4)	56	2,463

Tax	(1,289)	10	—	(1,279)	(614)	6	(26)	(634)	(675)	4	26	(645)
Dividends	(1,538)	—	1,538	—	(1,010)	—	1,010	—	(528)	—	528	—

Profit for the year	1,776	—	1,525	3,301	568	—	915	1,483	1,208	—	610	1,818

Profit attributable to minority interests	46	—	1	47	26	—	1	27	20	—	—	20
Profit attributable to shareholders	1,730	—	1,524	3,254	542	—	914	1,456	1,188	—	610	1,798

	1,776	—	1,525	3,301	568	—	915	1,483	1,208	—	610	1,818

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in income statement reconciliation for full-year to 31st December 2004 (page 127).

	Full-year 31st December 2004
Notes	Consolidation (a)	Life assurance (b)	Goodwill (d)	Share based payments (e)	Pensions (f)	Intangible assets (g)	Financial guarantees (h)	Leasing (i)	Dividends (j)	Other	Total remeasure
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest income	228	—	—	—	—	—	18	(31)	—	—	215
Interest expense	(219)	—	—	—	—	—	—	(5)	—	—	(224)

Net interest income	9	—	—	—	—	—	18	(36)	—	—	(9)

Fee and commission income	(90)	(51)	—	—	—	—	(17)	(5)	—	—	(163)
Fee and commission expense	44	—	—	—	—	—	—	—	—	—	44

Net fee and commission income	(46)	(51)	—	—	—	—	(17)	(5)	—	—	(119)

Dealing profits	—	—	—	—	—	—	—	—	—	—	—
Net trading income	(6)	—	—	—	—	—	—	—	—	—	(6)
Net investment income	4	717	—	—	—	—	—	21	—	(2)	740

Principal transactions	(2)	717	—	—	—	—	—	21	—	(2)	734

Net premiums from insurance contracts	151	680	—	—	—	—	—	—	—	—	831
Other operating income	14	(47)	—	—	—	—	—	18	—	—	(15)

Total operating income	126	1,299	—	—	—	—	1	(2)	—	(2)	1,422

Impairment loss on loans and advances and other credit risk provisions	—	—	—	—	—	—	—	—	—	—	—
Provisions for contingent liabilities and commitments	—	—	—	—	—	—	—	—	—	—	—

Net operating income	126	1,299	—	—	—	—	1	(2)	—	(2)	1,422

Net claims and benefits on insurance contracts	(51)	(1,208)	—	—	—	—	—	—	—	—	(1,259)
Operating expenses	(74)	(142)	293	(49)	(174)	(31)	—	(9)	—	—	(186)
Administrative expenses-staff costs	—	—	—	—	—	—	—	—	—	—	—
Administrative expenses-other	—	—	—	—	—	—	—	—	—	—	—
Depreciation and goodwill amortisation	—	—	—	—	—	—	—	—	—	—	—
Share of results of associates and joint ventures	—	—	7	—	—	—	—	—	—	3	10
Exceptional items	—	—	—	—	—	—	—	—	—	—	—
Profit on disposal of associates and joint ventures	—	—	—	—	—	—	—	—	—	—	—

Profit before tax	1	(51)	300	(49)	(174)	(31)	1	(11)	—	1	(13)

Tax	—	(64)	—	—	52	9	—	3	—	—	—
Dividends	—	—	—	—	—	—	—	—	1,538	—	1,538

Profit for the year	1	(115)	300	(49)	(122)	(22)	1	(8)	1,538	1	1,525

Profit attributable to minority interests	1	—	—	—	—	—	—	—	—	—	1
Profit attributable to shareholders	—	(115)	300	(49)	(122)	(22)	1	(8)	1,538	1	1,524

	1	(115)	300	(49)	(122)	(22)	1	(8)	1,538	1	1,525

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in income statement reconciliation for half-year to 31st December 2004 (page 127).

	Half-year ended 31st December 2004
Notes	Consolidation (a)	Life assurance (b)	Goodwill (d)	Share based payments (e)	Pensions (f)	Intangible assets (g)	Financial guarantees (h)	Leasing (i)	Dividends (j)	Other	Total remeasure
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest income	119	—	—	—	—	—	10	(16)	—	—	113
Interest expense	(111)	—	—	—	—	—	—	(3)	—	—	(114)

Net interest income	8	—	—	—	—	—	10	(19)		—	(1)

Fee and commission income	(50)	(26)	—	—	—	—	(12)	(3)	—	—	(91)
Fee and commission expense	35	—	—	—	—	—	—	—	—	—	35

Net fee and commission income	(15)	(26)	—	—	—	—	(12)	(3)	—	—	(56)

Dealing profits	—	—	—	—	—	—	—	—	—	—	—
Net trading income	(3)	—	—	—	—	—	—	—	—	—	(3)
Net investment income	3	582	—	—	—	—	—	11	—	(2)	594

Principal transactions	—	582	—	—	—	—	—	11	—	(2)	591

Net premiums from insurance contracts	61	361	—	—	—	—	—	—	—	—	422
Other operating income	11	(59)	—	—	—	—	—	10	—	—	(38)

Total operating income	65	858	—	—	—	—	(2)	(1)	—	(2)	918

Impairment loss on loans and advances and other credit risk provisions	—	—	—	—	—	—	—	—	—	—	—
Provisions for contingent liabilities and commitments	—	—	—	—	—	—	—	—	—	—	—

Net operating income	65	858	—	—	—	—	(2)	(1)	—	(2)	918

Net claims and benefits on insurance contracts	(23)	(847)	—	—	—	—	—	—	—	—	(870)
Operating expenses	(37)	(91)	147	(32)	(84)	(22)	—	(4)	—	—	(123)
Administrative expenses-staff costs	—	—	—	—	—	—	—	—	—	—	—
Administrative expenses-other	—	—	—	—	—	—	—	—	—	—	—
Depreciation and goodwill amortisation	—	—	—	—	—	—	—	—	—	—	—
Share of results of associates and joint ventures	—	—	3	—	—	—	—	—	—	3	6
Exceptional items	—	—	—	—	—	—	—	—	—	—	—
Profit on disposal of associates and joint ventures	—	—	—	—	—	—	—	—	—	—	—

Profit before tax	5	(80)	150	(32)	(84)	(22)	(2)	(5)	—	1	(69)

Tax	4	(64)	—	—	26	6	1	1	—	—	(26)
Dividends	—	—	—	—	—	—	—	—	1,010	—	1,010

Profit for the year	9	(144)	150	(32)	(58)	(16)	(1)	(4)	1,010	1	915

Profit attributable to minority interests	1	—	—	—	—	—	—	—	—	—	1
Profit attributable to shareholders	8	(144)	150	(32)	(58)	(16)	(1)	(4)	1,010	1	914

	9	(144)	150	(32)	(58)	(16)	(1)	(4)	1,010	1	915

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in income statement reconciliation for half-year to 30th June 2004 (page 127).

	Half-year ended 30th June 2004
Notes	Consolidation (a)	Life assurance (b)	Goodwill (d)	Share based payments (e)	Pensions (f)	Intangible assets (g)	Financial guarantees (h)	Leasing (i)	Dividends (j)	Other	Total remeasure
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest income	109	—	—	—	—	—	8	(15)	—	—	102
Interest expense	(108)	—	—	—	—	—	—	(2)	—	—	(110)

Net interest income	1	—	—	—	—	—	8	(17)	—	—	(8)

Fee and commission income	(40)	(25)	—	—	—	—	(5)	(2)	—	—	(72)
Fee and commission expense	9	—	—	—	—	—	—	—	—	—	9

Net fee and commission income	(31)	(25)	—	—	—	—	(5)	(2)	—	—	(63)

Dealing profits	—	—	—	—	—	—	—	—	—	—	—
Net trading income	(3)	—	—	—	—	—	—	—	—	—	(3)
Net investment income	1	135	—	—	—	—	—	10	—	—	146

Principal transactions	(2)	135	—	—	—	—	—	10	—	—	143

Net premiums from insurance contracts	90	319	—	—	—	—	—	—	—	—	409
Other operating income	3	12	—	—	—	—	—	8	—	—	23

Total operating income	61	441	—	—	—	—	3	(1)	—	—	504

Impairment loss on loans and advances and other credit risk provisions	—	—	—	—	—	—	—	—	—	—	—
Provisions for contingent liabilities and commitments	—	—	—	—	—	—	—	—	—	—	—

Net operating income	61	441	—	—	—	—	3	(1)	—	—	504

Net claims and benefits on insurance contracts	(28)	(361)	—	—	—	—	—	—	—	—	(389)
Operating expenses	(37)	(51)	146	(17)	(90)	(9)	—	(5)	—	—	(63)
Administrative expenses-staff costs	—	—	—	—	—	—	—	—	—	—	—
Administrative expenses-other	—	—	—	—	—	—	—	—	—	—	—
Depreciation and goodwill amortisation	—	—	—	—	—	—	—	—	—	—	—
Share of results of associates and joint ventures	—	—	4	—	—	—	—	—	—	—	4
Exceptional items	—	—	—	—	—	—	—	—	—	—	—
Profit on disposal of associates and joint ventures	—	—	—	—	—	—	—	—	—	—	—

Profit before tax	(4)	29	150	(17)	(90)	(9)	3	(6)	—	—	56

Tax	(4)	—	—	—	26	3	(1)	2	—	—	26
Dividends		—	—	—	—	—	—	—	528	—	528

Profit for the year	(8)	29	150	(17)	(64)	(6)	2	(4)	528	—	610

Profit attributable to minority interests	—	—	—	—	—	—	—	—	—	—	—
Profit attributable to shareholders	(8)	29	150	(17)	(64)	(6)	2	(4)	528	—	610

	(8)	29	150	(17)	(64)	(6)	2	(4)	528	—	610

BARCLAYS PLC

APPENDIX B

Balance sheet – assets reconciliation as at periods from 1st January 2004 - 1st January 2005.

	1st January 2005				31st December 2004				30th June 2004				1st January 2004
	IFRS (except IAS 32/39 & IFRS 4)	Reclassify	Remeasure	IFRS	UK GAAP	Reclassify	Remeasure	IFRS	UK GAAP	Reclassify	Remeasure	IFRS	UK GAAP	Reclassify	Remeasure	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ASSETS
Cash and balances at central banks	1,753	—	1,485	3,238	1,753	—	—	1,753	1,829	—	—	1,829	1,726	—	—	1,726
Items in the course of collection from other banks	1,772	—	—	1,772	1,772	—	—	1,772	2,527	—	—	2,527	2,006	—	—	2,006
Treasury bills and other eligible bills	6,658	(6,658)	—	—	6,658	—	—	6,658	6,547	—	—	6,547	7,177	—	—	7,177
Trading portfolio assets	—	112,356	(2,323)	110,033	—	—	—	—	—	—	—	—	—	—	—	—
Non-trading financial instruments fair valued through profit and loss:
- held on own account	—	—	9,799	9,799	—	—	—	—	—	—	—	—	—	—	—	—
- held in respect of linked liabilities to customers under investment contracts	—	—	63,124	63,124	—	—	—	—	—	—	—	—	—	—	—	—
Derivative financial instruments	—	17,958	76,253	94,211	—	—	—	—	—	—	—	—	—	—	—	—
Loans and advances to banks	80,632	(60,804)	5,900	25,728	75,131	—	5,501	80,632	76,677	—	6,357	83,034	61,924	—	5,069	66,993
Loans and advances to customers	262,409	(64,408)	9,258	207,259	254,946	—	7,463	262,409	247,073	—	4,980	252,053	226,819	—	3,953	230,772
Debt securities	130,311	(130,311)	—	—	127,428	—	2,883	130,311	117,387	—	2,453	119,840	97,393	—	2,503	99,896
Equity shares	11,399	(11,399)	—	—	12,166	—	(767)	11,399	9,365	—	(766)	8,599	7,859	—	(765)	7,094
Available for sale financial investments	—	46,523	1,574	48,097	—	—	—	—	—	—	—	—	—	—	—	—
Reverse repurchase agreements and cash collateral on securities borrowed	—	119,399	20,175	139,574	—	—	—	—	—	—	—	—	—	—	—	—
Other assets	25,915	(21,812)	(456)	3,647	22,154	5,078	(1,317)	25,915	17,665	4,575	(896)	21,344	19,736	3,921	(929)	22,728
Insurance assets, including unit-linked assets	8,576	(844)	(7,623)	109	—	8,378	198	8,576	—	7,911	254	8,165	—	8,077	197	8,274
Investments in associates and joint ventures	429	—	—	429	409	—	20	429	429	—	13	442	428	—	10	438
Goodwill	4,518	—	—	4,518	—	4,295	223	4,518	—	4,263	135	4,398	—	4,406	(13)	4,393
Intangible assets	139	—	—	139	4,295	(4,295)	139	139	4,263	(4,263)	62	62	4,406	(4,406)	64	64
Property, plant and equipment	2,282	—	—	2,282	1,921	—	361	2,282	1,746	—	362	2,108	1,790	—	333	2,123
Prepayments and accrued income	—	—	—	—	5,078	(5,078)	—	—	4,575	(4,575)	—	—	3,921	(3,921)	—	—
Deferred tax assets	1,388	—	253	1,641	—	—	1,388	1,388	—	—	1,383	1,383	—	—	1,348	1,348
Retail life-fund assets attributable to policyholders	—	—	—	—	8,378	(8,378)	—	—	7,911	(7,911)	—	—	8,077	(8,077)	—	—

Total assets	538,181	—	177,419	715,600	522,089	—	16,092	538,181	497,994	—	14,337	512,331	443,262	—	11,770	455,032

BARCLAYS PLC

APPENDIX B

Balance sheet - liabilities reconciliation as at periods from 1st January 2004 - 1st January 2005.

	1st January 2005				31st December 2004				30th June 2004				1st January 2004
	IFRS (except IAS 32/39 & IFRS 4)	Reclassify	Remeasure	IFRS	UK GAAP	Reclassify	Remeasure	IFRS	UK GAAP	Reclassify	Remeasure	IFRS	UK GAAP	Reclassify	Remeasure	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
LIABILITIES
Deposits from banks	111,024	(42,390)	6,101	74,735	111,024	—	—	111,024	115,836	—	—	115,836	94,092	—	—	94,092
Items in the course of collection due to other banks	1,205	—	—	1,205	1,205	—	—	1,205	1,442	—	—	1,442	1,286	—	—	1,286
Customer accounts	217,492	(34,078)	11,064	194,478	217,718	—	(226)	217,492	206,204	—	(34)	206,170	184,868	—	(72)	184,796
Trading portfolio liabilities	—	53,903	5,211	59,114	—	—	—	—	—	—	—	—	—	—	—	—
Non-trading financial instruments fair valued through profit and loss: - held on own account	—	—	5,320	5,320	—	—	—	—	—	—	—	—	—	—	—	—
Liabilities to customers under investment contracts	—	—	64,609	64,609	—	—	—	—	—	—	—	—	—	—	—	—
Derivative financial instruments	—	18,289	76,140	94,429	—	—	—	—	—	—	—	—	—	—	—	—
Debt securities in issue	83,842	273	(7,961)	76,154	67,806	—	16,036	83,842	55,280	—	14,151	69,431	49,569	—	11,900	61,469
Repurchase agreements and cash collateral on securities lent	—	78,351	20,231	98,582	—	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	82,936	(74,567)	1,500	9,869	75,981	6,582	373	82,936	74,262	5,212	72	79,546	69,000	4,983	85	74,068
Accruals and deferred income	—	—	—	—	6,582	(6,582)	—	—	5,212	(5,212)	—	—	4,983	(4,983)	—	—
Current tax liabilities	621	—	—	621	584	—	37	621	680	—	17	697	497	—	17	514
Insurance contract liabilities including unit-linked liabilities	8,377	—	(4,781)	3,596	—	8,378	(1)	8,377	—	7,911	33	7,944	—	8,077	(54)	8,023
Subordinated liabilities:
- Undated loan capital- non convertible	6,149	98	(2,039)	4,208	6,149	—	—	6,149	6,233	—	—	6,233	6,310	—	—	6,310
- Dated loan capital-convertible to preference shares	15	—	—	15	15	—	—	15	15	—	—	15	17	—	—	17
- Dated loan capital - non convertible	6,113	121	149	6,383	6,113	—	—	6,113	6,220	—	—	6,220	6,012	—	—	6,012
Deferred tax liabilities	1,362	—	35	1,397	738	—	624	1,362	665	—	619	1,284	646	—	611	1,257
Other provisions for liabilities	416	—	(13)	403	467	—	(51)	416	393	—	(64)	329	369	—	11	380
Dividend	—	—	—	—	1,011	—	(1,011)	—	529	—	(529)	—	879	—	(879)	—
Retirement benefit liabilities	1,865	—	—	1,865	—	—	1,865	1,865	—	—	2,028	2,028	—	—	1,885	1,885
Retail-life fund liabilities to policyholders	—	—	—	—	8,378	(8,378)	—	—	7,911	(7,911)	—	—	8,077	(8,077)	—	—

Total liabilities	521,417	—	175,566	696,983	503,771	—	17,646	521,417	480,882	—	16,293	497,175	426,605	—	13,504	440,109

BARCLAYS PLC

APPENDIX B

Balance sheet - shareholders’ equity reconciliation as at periods from 1st January 2004 - 1st January 2005.

	1st January 2005				31st December 2004				30th June 2004				1st January 2004
	IFRS (except IAS 32/39 & IFRS 4)	Reclassify	Remeasure	IFRS	UK GAAP	Reclassify	Remeasure	IFRS	UK GAAP	Reclassify	Remeasure	IFRS	UK GAAP	Reclassify	Remeasure	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
SHAREHOLDERS’ EQUITY
Called up share capital	1,614	—	—	1,614	1,614	—	—	1,614	1,613	—	—	1,613	1,642	—	—	1,642
Share premium account	5,524	—	—	5,524	5,524	—	—	5,524	5,437	—	—	5,437	5,417	—	—	5,417
Less: Treasury shares	(119)	—	—	(119)	—	(119)	—	(119)	—	(115)	—	(115)	—	(84)	—	(84)
Available for sale reserve	—	—	314	314	—	—	—	—	—	—	—	—	—	—	—	—
Revaluation reserve	—	—	—	—	24	(24)	—	—	24	(24)	—	—	24	(24)	—	—
Cashflow hedging reserve	—	—	302	302	—	—	—	—	—	—	—	—	—	—	—	—
Capital redemption reserve	309	—	—	309	309	—	—	309	305	—	—	305	274	—	—	274
Other capital reserve	617	—	—	617	617	—	—	617	617	—	—	617	617	—	—	617
Translation reserve	(58)	—	—	(58)	—	(58)	—	(58)	—	(43)	—	(43)	—	—	—	—
Retained earnings	7,983	—	(1,199)	6,784	9,329	201	(1,547)	7,983	8,938	182	(1,956)	7,164	8,400	108	(1,734)	6,774

Shareholders’ equity excluding minority interests	15,870	—	(583)	15,287	17,417	—	(1,547)	15,870	16,934	—	(1,956)	14,978	16,374	—	(1,734)	14,640

Minority interests	894	—	2,436	3,330	901	—	(7)	894	178	—	—	178	283	—	—	283

Total shareholders’ equity	16,764	—	1,853	18,617	18,318	—	(1,554)	16,764	17,112	—	(1,956)	15,156	16,657	—	(1,734)	14,923

Total liabilities and shareholders’ equity	538,181	—	177,419	715,601	522,089	—	16,092	538,181	497,994	—	14,337	512,331	443,262	—	11,770	455,032

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in balance sheet - assets as at 1st January 2005 (page 131).

	As at 1st January 2005
Notes	Derivatives, financial instruments and hedge accounting (n),(o)	Netting (p)	Capital instruments (q)	Loan impairment (r)	Effective interest (s)	Insurance contracts (t)	Derecognition and financial liabilities (u)	Other	Total remeasure
	£m	£m	£m	£m	£m	£m	£m	£m	£m
ASSETS
Cash and balances at central banks	—	—	—	—	—	1,485	—	—	1,485
Items in the course of collection from other banks	—	—	—	—	—	—	—	—	—
Treasury bills and other eligible bills	—	—	—	—	—	—	—	—	—
Trading portfolio assets	(3,216)	5,211	—	—	—	—	(4,318)	—	(2,323)
Non-trading financial instrument fair valued through profit and loss:
- held on own account	7,063	—	—	—	—	2,736	—	—	9,799
- held in respect of linked liabilities to customers under investment contracts	—	—	—	—	—	63,124	—	—	63,124
Derivative financial instruments	354	75,899	—	—	—	—	—	—	76,253
Loans and advances to banks	—	5,602	—	(1)	—	—	299	—	5,900
Loans and advances to customers	(3,661)	12,957	1	(23)	(16)	—	—	—	9,258
Debt securities	—	—	—	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—	—	—	—
Available for sale financial investments	819	—	—	—	—	755	—	—	1,574
Reverse repurchase agreements and cash collateral on securities borrowed	—	20,175	—	—	—	—	—	—	20,175
Other assets	(448)	23	—	—	(54)	44	(21)	—	(456)
Insurance assets, including unit-linked assets	—	—	—	—	—	(7,623)	—	—	(7,623)
Investments in associates and joint ventures	—	—	—	—	—	—	—	—	—
Goodwill	—	—	—	—	—	—	—	—	—
Intangible assets	—	—	—	—	—	—	—	—	—
Property, plant and equipment	—	—	—	—	—	—	—	—	—
Prepayments and accrued income	—	—	—	—	—	—	—	—	—
Deferred tax assets	92	—	2	—	62	—	97	—	253
Retail life-fund assets attributable to policyholders	—	—	—	—	—	—	—	—	—

Total assets	1,003	119,867	3	(24)	(8)	60,521	(3,943)	—	177,419

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in balance sheet - liabilities as at 1st January 2005 (page 132).

	As at 1st January 2005
Notes	Derivatives, financial instruments and hedge accounting (n),(o)	Netting (p)	Capital instruments (q)	Loan impairment (r)	Effective interest (s)	Insurance contracts (t)	Derecognition and financial liabilities (u)	Other	Total remeasure
	£m	£m	£m	£m	£m	£m	£m	£m	£m
LIABILITIES
Deposits from banks	76	7,726	—	—	—	—	(1,701)	—	6,101
Items in the course of collection due to other banks	—	—	—	—	—	—	—	—	—
Customer accounts	(1,059)	11,420	49	—	—	514	140	—	11,064
Trading portfolio liabilities	—	5,211	—	—	—	—	—	—	5,211
Non-trading financial instrument fair valued through profit and loss:
- held on own account	5,320	—	—	—	—	—	—	—	5,320
Liabilities to customers under investment contracts	—	—	—	—	—	64,609	—	—	64,609
Derivative financial instruments	757	75,313	—	—	77	—	(7)	—	76,140
Debt securities in issue	(4,524)	—	10	—	3	—	(3,450)	—	(7,961)
Reverse repurchase agreements and cash collateral on securities lent	56	20,175	—	—	—	—	—	—	20,231
Other liabilities	39	22	(4)	—	49	78	1,316	—	1,500
Accruals and deferred income	—	—	—	—	—	—	—	—	—
Current tax liabilities	—	—	—	—	—	—	—	—	—
Insurance contract liabilities including unit-linked liabilities	—	—	—	—	—	(4,781)	—	—	(4,781)
Subordinated liabilities:
- Undated loan capital-non convertible	7	—	(2,051)	—	5	—	—	—	(2,039)
- Dated loan capital-convertible to preference shares	—	—	—	—	—	—	—	—	—
- Dated loan capital-non convertible	146	—	—	—	3	—	—	—	149
Deferred tax liabilities	32	—	—	—	—	3	—	—	35
Other provisions for liabilities	—	—	—	—	—	—	(13)	—	(13)
Dividend	—	—	—	—	—	—	—	—	—
Retirement benefit liabilities	—	—	—	—	—	—	—	—	—
Retail-life fund liabilities to policyholders	—	—	—	—	—	—	—	—	—

Total liabilities	850	119,867	(1,996)	—	137	60,423	(3,715)	—	175,566

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in balance sheet – shareholders’ equity as at 1st January 2005 (page 133).

	As at 1st January 2005
	Derivatives, financial instruments and hedge accounting (n),(o)	Netting (p)	Capital instruments (q)	Loan impairment (r)	Effective interest (s)	Insurance contracts (t)	Derecognition and financial liabilities (u)	Other	Total remeasure
SHAREHOLDERS’ EQUITY	£m	£m	£m	£m	£m	£m	£m	£m	£m
Called up share capital	—	—	—	—	—	—	—	—	—
Share premium account	—	—	—	—	—	—	—	—	—
Less: Treasury shares	—	—	—	—	—	—	—	—	—
Available for sale reserve	314	—	—	—	—	—	—	—	314
Revaluation reserve	—	—	—	—	—	—	—	—	—
Cashflow hedging reserve	302	—	—	—	—	—	—	—	302
Capital redemption reserve	—	—	—	—	—	—	—	—	—
Other capital reserve	—	—	—	—	—	—	—	—	—
Translation reserve	—	—	—	—	—	—	—	—	—
Retained earnings	(461)	—	(439)	(24)	(145)	98	(228)	—	(1,199)

Shareholders’ equity excluding minority interests	155	—	(439)	(24)	(145)	98	(228)	—	(583)

Minority interests	(2)	—	2,438	—	—	—	—	—	2,436

Total shareholders’ equity	153	—	1,999	(24)	(145)	98	(228)	—	1,853

Total liabilities and shareholders’ equity	1,003	119,867	3	(24)	(8)	60,521	(3,943)	—	177,419

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in balance sheet - assets as at 31st December 2004 (page 131).

	As at 31st December 2004
Notes	Consolidation (a)	Life assurance (b)	Goodwill (d)	Share based payments (e)	Pensions (f)	Intangible assets (g)	Financial guarantees (h)	Leasing (i)	Dividends (j)	Other	Total remeasure
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ASSETS
Cash and balances at central banks	—	—	—	—	—	—	—	—	—	—	—
Items in the course of collection from other banks	—	—	—	—	—	—	—	—	—	—	—
Treasury bills and other eligible bills	—	—	—	—	—	—	—	—	—	—	—
Trading portfolio assets	—	—	—	—	—	—	—	—	—	—	—
Non-trading financial instruments fair valued through profit and loss:
- held on own account	—	—	—	—	—	—	—	—	—	—	—
- held in respect of linked liabilities to customers under investment contracts	—	—	—	—	—	—	—	—	—	—	—
Derivative financial instruments	—	—	—	—	—	—	—	—	—	—	—
Loans and advances to banks	5,376	125	—	—	—	—	—	—	—	—	5,501
Loans and advances to customers	8,026	—	—	—	—	—	—	(618)	—	55	7,463
Debt securities	2,883	—	—	—	—	—	—	—	—	—	2,883
Equity shares	(768)	—	—	—	—	—	—	—	—	1	(767)
Available for sale financial investments	—	—	—	—	—	—	—	—	—	—	—
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	—	—	—	—	—	—	—	—	—
Other assets	246	(877)	—	5	(843)	(49)	201	—	—	—	(1,317)
Insurance assets, including unit-linked assets	41	157	—	—	—	—	—	—	—	—	198
Investments in associates and joint ventures	—	—	7	—	—	—	—	—	—	13	20
Goodwill	—	—	223	—	—	—	—	—	—	—	223
Intangible assets	—	—	71	—	—	68	—	—	—	—	139
Property, plant and equipment	—	—	—	—	—	—	—	361	—	—	361
Prepayments and accrued income	—	—	—	—	—	—	—	—	—	—	—
Deferred tax assets	536	—	—	—	756	—	12	84	—	—	1,388
Retail life-fund assets attributable to policyholders	—	—	—	—	—	—	—	—	—	—	—

Total assets	16,340	(595)	301	5	(87)	19	213	(173)	—	69	16,092

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in balance sheet - liabilities as at 31st December 2004 (page 132).

	As at 31st December 2004
Notes	Consolidation (a)	Life assurance (b)	Goodwill (d)	Share based payments (e)	Pensions (f)	Intangible assets (g)	Financial guarantees (h)	Leasing (i)	Dividends (j)	Other	Total remeasure
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
LIABILITIES
Deposits from banks	—	—	—	—	—	—	—	—	—	—	—
Items in the course of collection due to other banks	—	—	—	—	—	—	—	—	—	—	—
Customer accounts	(226)	—	—	—	—	—	—	—	—	—	(226)
Trading portfolio liabilities	—	—	—	—	—	—	—	—	—	—	—
Liabilities to customers under investment contracts	—	—	—	—	—	—	—	—	—	—	—
Derivative financial instruments	—	—	—	—	—	—	—	—	—	—	—
Debt securities in issue	16,036	—	—	—	—	—	—	—	—	—	16,036
Repurchase agreements and cash collateral on securities lent	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	90	35	—	(22)	—	—	247	23	—	—	373
Accruals and deferred income	—	—	—	—	—	—	—	—	—	—	—
Current tax liabilities	—	37	—	—	—	—	—	—	—	—	37
Insurance contract liabilities including unit-linked liabilities	40	(41)	—	—	—	—	—	—	—	—	(1)
Subordinated liabilities:
- Undated loan capital-non convertible	—	—	—	—	—	—	—	—	—	—	—
- Dated loan capital-convertible to preference shares	—	—	—	—	—	—	—	—	—	—	—
Dated loan capital-non convertible	—	—	—	—	—	—	—	—	—	—	—
Deferred tax liabilities	536	82	—	—	—	6	—	—	—	—	624
Other provisions for liabilities	27	—	—	—	(133)	—	—	—	—	55	(51)
Dividend	—	—	—	—	—	—	—	—	(1,011)	—	(1,011)
Retirement benefit liabilities	—	—	—	—	1,865	—	—	—	—	—	1,865
Retail-life fund liabilities to policyholders	—	—	—	—	—	—	—	—	—	—	—

Total liabilities	16,503	113	—	(22)	1,732	6	247	23	(1,011)	55	17,646

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in balance sheet - shareholders’ equity as at 31st December 2004 (page 133).

As at 31st December 2004
Notes	Consolidation (a)	Life assurance (b)	Goodwill (d)	Share based payments (e)	Pensions (f)	Intangible assets (g)	Financial guarantees (h)	Leasing (i)	Dividends (j)	Other	Total remeasure
SHAREHOLDERS’ EQUITY	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Called up share capital	—	—	—	—	—	—	—	—	—	—	—
Share premium account	—	—	—	—	—	—	—	—	—	—	—
Less: Treasury shares	—	—	—	—	—	—	—	—	—	—	—
Available for sale reserve	—	—	—	—	—	—	—	—	—	—	—
Revaluation reserve	—	—	—	—	—	—	—	—	—	—	—
Cashflow hedging reserve	—	—	—	—	—	—	—	—	—	—	—
Capital redemption reserve	—	—	—	—	—	—	—	—	—	—	—
Other capital reserve	—	—	—	—	—	—	—	—	—	—	—
Translation reserve	—	—	—	—	—	—	—	—	—	—	—
Retained earnings	(156)	(708)	301	27	(1,819)	13	(34)	(196)	1,011	14	(1,547)

Shareholders’ equity excluding minority interest	(156)	(708)	301	27	(1,819)	13	(34)	(196)	1,011	14	(1,547)

Minority interest	(7)	—	—	—	—	—	—	—	—	—	(7)

Total shareholders’ equity	(163)	(708)	301	27	(1,819)	13	(34)	(196)	1,011	14	(1,554)

Total liabilities and shareholders’ equity	16,340	(595)	301	5	(87)	19	213	(173)	—	69	16,092

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in balance sheet - assets as at 30th June 2004 (page 131).

	As at 30th June 2004
Notes	Consolidation (a)	Life assurance (b)	Goodwill (d)	Share based payments (e)	Pensions (f)	Intangible assets (g)	Financial guarantees (h)	Leasing (i)	Dividends (j)	Other	Total remeasure
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ASSETS
Cash and balances at central banks	—	—	—	—	—	—	—	—	—	—	—
Items in the course of collection from other banks	—	—	—	—	—	—	—	—	—	—	—
Treasury bills and other eligible bills	—	—	—	—	—	—	—	—	—	—	—
Trading portfolio assets	—	—	—	—	—	—	—	—	—	—	—
Non-trading financial instruments fair valued through profit and loss:	—	—	—	—	—	—	—	—	—	—	—
- held on own account	—	—	—	—	—	—	—	—	—	—	—
- held in respect of linked liabilities to customers under investment contracts	—	—	—	—	—	—	—	—	—	—	—
Derivative financial instruments	—	—	—	—	—	—	—	—	—	—	—
Loans and advances to banks	6,352	5	—	—	—	—	—	—	—	—	6,357
Loans and advances to customers	5,504	—	—	—	—	—	—	(609)	—	85	4,980
Debt securities	2,453	—	—	—	—	—	—	—	—	—	2,453
Equity shares	(769)	—	—	—	—	—	—	—	—	3	(766)
Available for sale financial investments	—	—	—	—	—	—	—	—	—	—	—
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	—	—	—	—	—	—	—	—	—
Other assets	218	(637)	—	(6)	(614)	(8)	157	(6)	—	—	(896)
Insurance assets, including unit-linked assets	39	215	—	—	—	—	—	—	—	—	254
Investments in associates and joint ventures	—	—	3	—	—	—	—	—	—	10	13
Goodwill	—	—	135	—	—	—	—	—	—	—	135
Intangible assets	—	—	13	—	—	49	—	—	—	—	62
Property, plant and equipment	—	—	—	—	—	—	—	362	—	—	362
Prepayments and accrued income	—	—	—	—	—	—	—	—	—	—	—
Deferred tax assets	553	—	—	—	732	—	14	84	—	—	1,383
Retail life-fund assets attributable to policyholders	—	—	—	—	—	—	—	—	—	—	—

Total assets	14,350	(417)	151	(6)	118	41	171	(169)	—	98	14,337

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in balance sheet - liabilities as at 30th June 2004 (page 132).

	As at 30th June 2004
Notes	Consolidation (a)	Life assurance (b)	Goodwill (d)	Share based payments (e)	Pensions (f)	Intangible assets (g)	Financial guarantees (h)	Leasing (i)	Dividends (j)	Other	Total remeasure
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
LIABILITIES
Deposits from banks	—	—	—	—	—	—	—	—	—	—	—
Items in the course of collection due to other banks	—	—	—	—	—	—	—	—	—	—	—
Customer accounts	(82)	48	—	—	—	—	—	—	—	—	(34)
Trading portfolio liabilities	—	—	—	—	—	—	—	—	—	—	—
Liabilities to customers under investment contracts	—	—	—	—	—	—	—	—	—	—	—
Derivative financial instruments	—	—	—	—	—	—	—	—	—	—	—
Debt securities in issue	14,151	—	—	—	—	—	—	—	—	—	14,151
Repurchase agreements and cash collateral on securities lent	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	(160)	25	—	(17)	—	—	201	23	—	—	72
Accruals and deferred income	—	—	—	—	—	—	—	—	—	—	—
Current tax liabilities	—	17	—	—	—	—	—	—	—	—	17
Insurance contract liabilities including unit-linked liabilities	39	(6)	—	—	—	—	—	—	—	—	33
Subordinated liabilities:
- Undated loan capital-non convertible	—	—	—	—	—	—	—	—	—	—	—
- Dated loan capital-convertible to preference shares	—	—	—	—	—	—	—	—	—	—	—
- Dated loan capital-non convertible	—	—	—	—	—	—	—	—	—	—	—
Deferred tax liabilities	566	38	—	—	—	15	—	—	—	—	619
Other provisions for liabilities	—	—	—	—	(149)	—	—	—	—	85	(64)
Dividend	—	—	—	—	—	—	—	—	(529)	—	(529)
Retirement benefit liabilities	—	—	—	—	2,028	—	—	—	—	—	2,028
Retail-life fund liabilities to policyholders	—	—	—	—	—	—	—	—	—	—	—

Total liabilities	14,514	122	—	(17)	1,879	15	201	23	(529)	85	16,293

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in balance sheet - shareholders’ equity as at 30th June 2004 (page 133).

As at 30th June 2004
Notes	Consolidation (a)	Life assurance (b)	Goodwill (d)	Share based payments (e)	Pensions (f)	Intangible assets (g)	Financial guarantees (h)	Leasing (i)	Dividends (j)	Other	Total remeasure
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
SHAREHOLDERS’ EQUITY
Called up share capital	—	—	—	—	—	—	—	—	—	—	—
Share premium account	—	—	—	—	—	—	—	—	—	—	—
Less: Treasury shares	—	—	—	—	—	—	—	—	—	—	—
Available for sale reserve	—	—	—	—	—	—	—	—	—	—	—
Revaluation reserve	—	—	—	—	—	—	—	—	—	—	—
Cashflow hedging reserve	—	—	—	—	—	—	—	—	—	—	—
Capital redemption reserve	—	—	—	—	—	—	—	—	—	—	—
Other capital reserve	—	—	—	—	—	—	—	—	—	—	—
Translation reserve	—	—	—	—	—	—	—	—	—	—	—
Retained earnings	(164)	(539)	151	11	(1,761)	26	(30)	(192)	529	13	(1,956)

Shareholders’ equity excluding minority interest	(164)	(539)	151	11	(1,761)	26	(30)	(192)	529	13	(1,956)

Minority interest	—	—	—	—	—	—	—	—	—	—	—

Total shareholders’ equity	(164)	(539)	151	11	(1,761)	26	(30)	(192)	529	13	(1,956)

Total liabilities and shareholders’ equity	14,350	(417)	151	(6)	118	41	171	(169)	—	98	14,337

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in balance sheet - assets as at 1st January 2004 (page 131).

	As at 1st January 2004
Notes	Consolidation (a)	Life assurance (b)	Goodwill (d)	Share based payments (e)	Pensions (f)	Intangible assets (g)	Financial guarantees (h)	Leasing (i)	Dividends (j)	Other	Total remeasure
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ASSETS
Cash and balances at central banks	—	—	—	—	—	—	—	—	—	—	—
Items in the course of collection from other banks	—	—	—	—	—	—	—	—	—	—	—
Treasury bills and other eligible bills	—	—	—	—	—	—	—	—	—	—	—
Trading portfolio assets	—	—	—	—	—	—	—	—	—	—	—
Non-trading financial instruments fair valued through profit and loss:	—	—	—	—	—	—	—	—	—	—	—
- held on own account	—	—	—	—	—	—	—	—	—	—	—
- held in respect of linked liabilities to customers under investment contracts	—	—	—	—	—	—	—	—	—	—	—
Derivative financial instruments	—	—	—	—	—	—	—	—	—	—	—
Loans and advances to banks	5,036	33	—	—	—	—	—	—	—	—	5,069
Loans and advances to customers	4,447	—	—	—	—	—	—	(576)	—	82	3,953
Debt securities	2,503	—	—	—	—	—	—	—	—	—	2,503
Equity shares	(768)	—	—	—	—	—	—	—	—	3	(765)
Available for sale financial investments	—	—	—	—	—	—	—	—	—	—	—
Reverse repurchase agreements and cash collateral on securities borrowed	—	—	—	—	—	—	—	—	—	—	—
Other assets	304	(783)	—	—	(588)	—	138	—	—	—	(929)
Insurance assets, including unit-linked assets	40	157	—	—	—	—	—	—	—	—	197
Investments in associates and joint ventures	—	—	—	—	—	—	—	—	—	10	10
Goodwill	—	—	(13)	—	—	—	—	—	—	—	(13)
Intangible assets	—	—	14	—	—	50	—	—	—	—	64
Property, plant and equipment	—	—	—	—	—	—	—	333	—	—	333
Prepayments and accrued income	—	—	—	—	—	—	—	—	—	—	—
Deferred tax assets	548	—	—	—	705	—	14	81	—	—	1,348
Retail life-fund assets attributable to policyholders	—	—	—	—	—	—	—	—	—	—	—

Total assets	12,110	(593)	1	—	117	50	152	(162)	—	95	11,770

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in balance sheet - liabilities as at 1st January 2004 (page 132).

	As at 1st January 2004
Notes	Consolidation (a)	Life assurance (b)	Goodwill (d)	Share based payments (e)	Pensions (f)	Intangible assets (g)	Financial guarantees (h)	Leasing (i)	Dividends (j)	Other	Total remeasure
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
LIABILITIES
Deposits from banks	—	—	—	—	—	—	—	—	—	—	—
Items in the course of collection due to other banks	—	—	—	—	—	—	—	—	—	—	—
Customer accounts	(72)	—	—	—	—	—	—	—	—	—	(72)
Trading portfolio liabilities	—	—	—	—	—	—	—	—	—	—	—
Liabilities to customers under investment contracts	—	—	—	—	—	—	—	—	—	—	—
Derivative financial instruments	—	—	—	—	—	—	—	—	—	—	—
Debt securities in issue	11,900	—	—	—	—	—	—	—	—	—	11,900
Repurchase agreements and cash collateral on securities lent	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	(159)	38	—	(1)	—	—	185	26	(4)	—	85
Accruals and deferred income	—	—	—	—	—	—	—	—	—	—	—
Current tax liabilities	—	17	—	—	—	—	—	—	—	—	17
Insurance contract liabilities including unit-linked liabilities	40	(94)	—	—	—	—	—	—	—	—	(54)
Subordinated liabilities:
Undated loan capital-non convertible	—	—	—	—	—	—	—	—	—	—	—
- Dated loan capital- convertible to preference shares	—	—	—	—	—	—	—	—	—	—	—
- Dated loan capital-non convertible	—	—	—	—	—	—	—	—	—	—	—
Deferred tax liabilities	558	38	—	—	—	15	—	—	—	—	611
Other provisions for liabilities	—	—	—	—	(71)	—	—	—	—	82	11
Dividend	—	—	—	—	—	—	—	—	(879)	—	(879)
Retirement benefit liabilities	—	—	—	—	1,885	—	—	—	—	—	1,885
Retail-life fund liabilities to policyholders	—	—	—	—	—	—	—	—	—	—	—

Total liabilities	12,267	(1)	—	(1)	1,814	15	185	26	(883)	82	13,504

BARCLAYS PLC

APPENDIX B

Analysis of remeasure column in balance sheet – shareholders’ equity as at 1st January 2004 (page 133).

As at 1st January 2004
Notes	Consolidation (a)	Life assurance (b)	Goodwill (d)	Share based payments (e)	Pensions (f)	Intangible assets (g)	Financial guarantees (h)	Leasing (i)	Dividends (j)	Other	Total remeasure
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
SHAREHOLDERS’ EQUITY
Called up share capital	—	—	—	—	—	—	—	—	—	—	—
Share premium account	—	—	—	—	—	—	—	—	—	—	—
Less: Treasury shares	—	—	—	—	—	—	—	—	—	—	—
Available for sale reserve	—	—	—	—	—	—	—	—	—	—	—
Revaluation reserve	—	—	—	—	—	—	—	—	—	—	—
Cashflow hedging reserve	—	—	—	—	—	—	—	—	—	—	—
Capital redemption reserve	—	—	—	—	—	—	—	—	—	—	—
Other capital reserve	—	—	—	—	—	—	—	—	—	—	—
Translation reserve	—	—	—	—	—	—	—	—	—	—	—
Retained earnings	(157)	(592)	1	1	(1,697)	35	(33)	(188)	883	13	(1,734)

Shareholders’ equity excluding minority interest	(157)	(592)	1	1	(1,697)	35	(33)	(188)	883	13	(1,734)

Minority interest	—	—	—	—	—	—	—	—	—	—	—

Total shareholders’ equity	(157)	(592)	1	1	(1,697)	35	(33)	(188)	883	13	(1,734)

Total liabilities and shareholders’ equity	12,110	(593)	1	—	117	50	152	(162)	—	95	11,770

BARCLAYS BANK PLC

APPENDIX B

RECONCILIATIONS

Set out below are the reconciliations of UK GAAP to IFRS for Barclays Bank PLC in accordance with IFRS 1.

Differences between UK GAAP and IFRS on pages 147 to 159 provide more information on each type of adjustment.

			01.01.05	31.12.04	30.06.04	01.01.04
			£m	£m	£m	£m
Shareholders’ equity including minority interests (UK GAAP)				18,482	17,245	16,768

Shareholders’ Equity (IFRS-except IAS 32/39 & IFRS 4)			16,849	—	—	—

Consolidation	(a	)	—	(163)	(164)	(157)
Life assurance	(b	)	—	(708)	(539)	(592)
Goodwill	(d	)	—	301	151	1
Share based payments	(e	)	—	(18)	(7)	(26)
Pensions	(f	)	—	(1,819)	(1,761)	(1,697)
Intangible assets	(g	)	—	13	26	35
Financial guarantees	(h	)	—	(34)	(30)	(33)
Leasing	(i	)	—	(196)	(192)	(188)
Dividends	(j	)	—	977	398	883
Other			—	14	13	13
Derivatives, financial instruments and hedge accounting	(n	),(o)	175	—	—	—
Capital Instruments	(q	)	1,999	—	—	—
Loan impairment	(r	)	(24)	—	—	—
Effective interest	(s	)	(145)	—	—	—
Insurance contracts	(t	)	98	—	—	—
Derecognition and financial liabilities	(u	)	(228)	—	—	—

Shareholders’ Equity (IFRS)			18,724	16,849	15,140	15,007

				Year-ended 31.12.04	Half-year ended
					31.12.04	30.06.04
				£m	£m	£m
Profit for the year (UK GAAP)				1,030	447	583
Consolidation	(a	)		1	9	(8)
Life assurance	(b	)		(115)	(144)	29
Goodwill	(d	)		300	150	150
Share based payments	(e	)		(49)	(32)	(17)
Pensions	(f	)		(122)	(58)	(64)
Intangible assets	(g	)		(22)	(16)	(6)
Financial guarantees	(h	)		1	(1)	2
Leasing	(i	)		(8)	(4)	(4)
Dividends	(j	)		2,247	1,114	1,133

Profit attributable to shareholders (IFRS)				3,263	1,465	1,798

BARCLAYS PLC AND BARCLAYS BANK PLC

APPENDIX B

Material adjustments to the cash flow statement for 2004

The IFRS and UK GAAP cash flow statements have similar objectives and are based on similar principles. However, the UK GAAP cash flow statement was prepared based on cash being defined as cash and balances at central banks and loans and advances to banks repayable on demand. The IFRS cash flow statement is prepared based on cash and cash equivalents being defined as highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of less than three months. Trading balances are not considered to be part of cash equivalents.

The two statements also differ with regard to the classification of items within the cash flow statement. Under UK GAAP, the cash flow statement included the following categories:

•	Operating activities

•	Dividends from joint ventures and associates

•	Returns on investments and servicing of finance

•	Taxation

•	Capital expenditure and financial investments

•	Acquisitions and disposals

•	Equity dividends paid

•	Management of liquid resources

•	Financing

Under IFRS, only three categories are required: operating, investing and financing.

BARCLAYS PLC

APPENDIX B

Differences between UK GAAP and IFRS

The significant differences between the Group’s UK GAAP accounting policies and IFRS accounting policies are summarised below.

UK GAAP	IFRS

(a) Consolidation and presentation

The Group financial statements consolidate the assets, liabilities and the profits and losses of subsidiaries using the acquisition method. Entities which do not qualify as subsidiaries but which in substance give rise to benefits that are in essence no different from those that would arise were the entity a subsidiary, are included in the consolidated financial statements.

In accordance with FRS 5, securitisation transactions which qualified are accounted for on the basis of linked presentation.

The Group financial statements consolidate the assets, liabilities and the profits and losses of subsidiaries using the acquisition method. A subsidiary is an entity which the Group controls, including special purpose entities which are in substance controlled by the Group.

Linked presentation is not available under IFRS. Therefore, the gross assets and the related funding are presented separately.

(b) Life assurance

In order to reflect the different nature of the shareholders’ and policyholders’ interests in the retail long-term assurance business, the value of the long-term assurance business attributable to other shareholders is included in Other assets and the assets and liabilities attributable to policyholders are classified under separate headings in the consolidated balance sheet.

The value of the shareholders’ interest in the retail long-term assurance fund represents an estimate of the net present value of the profits inherent in the in-force policies (embedded value accounting). All life assurance products are accounted for in the same way; there is no distinction between investment contracts and insurance contracts.

The retail long-term assurance business is consolidated on a line-by-line basis with assets, liabilities and income and expenditure, whether attributable to shareholders or attributable to policyholders, being included in the lines that reflect their nature.

In accordance with IFRS from 2005, life assurance products are divided into investment contracts, which are accounted for under IAS 39 and insurance contracts, which under IFRS 4 continue to be accounted for under UK GAAP. The life fund is closed to new business and the volume of contracts which fall to be accounted for as insurance contracts under IFRS is not significant. Therefore, it was considered more appropriate to change the accounting policy for insurance contracts to a Modified Statutory Solvency Basis. This change will allow the insurance contracts to be accounted for on a similar basis to investment contracts from 2005. This change in policy applies from 1st January 2004 and the Modified Statutory Solvency Basis has been applied to all contracts, whether they will be classified as insurance contracts or as investment contracts in 2005.

BARCLAYS PLC

APPENDIX B

Differences between UK GAAP and IFRS (continued)

UK GAAP	IFRS

(c) Investments in associated companies and joint ventures

Investments in associated companies and joint ventures are accounted for using the equity method where the Group has the ability to exert significant influence and actually does so. Where incurred, losses are recognised in full.

Investments in associates and joint ventures are accounted for using the equity method where the Group has the ability to exert significant influence or control jointly. Losses are recognised up to the point where the investment in the entity or joint venture has been eliminated, and subsequent profits only to the extent that unrecognised cumulative losses have been made good.

Before using the equity accounting method, adjustments are made to ensure that the results of associates and joint ventures have been prepared based on Group accounting policies. The difference between financial statements prepared using UK GAAP policies and IFRS policies has resulted in a restatement of the investments in associates and joint ventures as at 1st January 2004.

(d) Goodwill

Goodwill arising on acquisitions of subsidiaries and associated companies and joint ventures is capitalised and amortised through the profit and loss account on a straight-line basis over its expected economic life. Capitalised goodwill is written off when judged to be impaired. Prior to 1998, goodwill arising on the acquisition of subsidiaries was eliminated directly against reserves.

Goodwill arising on acquisitions of subsidiaries and associates and joint ventures is capitalised and tested annually for impairment.

Amounts recognised in the UK GAAP balance sheet at 1st January 2004 have been carried forward without adjustment into the balance sheet prepared in accordance with IFRS as deemed cost after being tested for impairment. Goodwill previously written off to reserves in accordance with UK GAAP has not been reinstated on the balance sheet. Goodwill amortised under UK GAAP in 2004 has been written back in the 2004 IFRS financial statements.

BARCLAYS PLC

APPENDIX B

Differences between UK GAAP and IFRS (continued)

UK GAAP	IFRS

(e) Share based payment

Where shares are purchased, the difference between the purchase price and any contribution made by the employee is charged to the profit and loss account in the period to which it relates. Where shares are issued or options granted, the charge made to the profit and loss account is the difference between the fair value at the time the award is made and any contribution made by the employee. For these purposes, fair value is equal to intrinsic value.	An annual charge is made in the income statement for share options and other share based payments based on the fair value of options granted or shares awarded on the date of the grant or award. This charge is spread over the period the employees’ services are received, which is the vesting period. The fair value of options granted is determined using option pricing models.

(f) Pensions and other post retirement benefits

Pension costs, based on actuarial assumptions, are calculated so as to allocate the cost of providing benefits over the average remaining service lives of the employees.

For defined benefit schemes, an actuarial valuation of the scheme obligation and the fair value of the plan assets are made annually and the difference between fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, together with adjustments for any unrecognised actuarial losses and past service cost, is recognised as a liability in the balance sheet.

Cumulative actuarial gains and losses in excess of the greater of 10% of the plan assets or 10% of the obligations of the plan are recognised in the income statement over the remaining average service lives of the employees of the related plan, on a straight-line basis.

At 1st January 2004, pension assets and liabilities have been recognised in full.

BARCLAYS PLC

APPENDIX B

Differences between UK GAAP and IFRS (continued)

UK GAAP	IFRS

(g) Intangible assets other than goodwill

The Group writes off the cost of computer software unless the software is required to facilitate the use of new hardware. Capitalised amounts are included with the hardware within Fixed assets.

IFRS requires the capitalisation of both external and directly related internal costs where the software will result in a directly measurable intangible asset. Amounts capitalised are amortised over their estimated useful lives. Computer software is amortised at a rate of 20 - 33% per year.

Where software developed is not integral to the related hardware, the costs are classified as an intangible asset.

At 1st January 2004, qualifying amounts previously written off under UK GAAP have been recognised as intangible assets and the 2004 income statement has been adjusted accordingly.

For acquisitions arising after 1st January 2004, intangible assets which are required to be recognised separately from goodwill in accordance with IFRS 3 have been transferred from goodwill to intangible assets as at the date of acquisition.

Intangible assets acquired before 1st January 2004 have been reclassified from goodwill to intangible assets.

(h) Financial guarantees

Credit related instruments (other than credit derivatives) are treated as contingent liabilities and these are not shown on the balance sheet unless, and until, the Group is called upon to make a payment under the instrument. Fees received for providing these instruments are taken to profit over the life of the instrument and reflected in fees and commissions receivable.	Financial guarantees (other than credit derivatives) are initially recognised in the financial statements at fair value on the date that the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.

BARCLAYS PLC

APPENDIX B

Differences between UK GAAP and IFRS (continued)

UK GAAP	IFRS

(i) Leasing

Group as Lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership other than legal title are classed as finance leases. All other leases are classified as operating leases.

Amounts due from lessees under finance leases are recorded as Loans and advances to customers at the amount of the Group’s net investment in the lease.

Finance lease income is recognised so as to give a constant periodic rate of return on the net cash investment in the lease taking into account tax payments and receipts associated with the lease.

Rental income from operating leases is recognised on a straight line basis over the term of the lease unless another systematic basis is more appropriate.

Group as Lessee

Assets held on finance leases are capitalised where the lease transfers the risks and rewards of ownership to the Group. This is achieved generally where the lease payments, when discounted at the rate of interest implicit in the lease, constitute substantially all, generally not less than 90%, of the fair value of the leased asset at the date of the inception of the lease, and the primary lease term equates to the useful life of the asset. Leases related to land and buildings do not qualify for capitalisation, since the useful life of land is not finite.

Lease incentives are spread over the period to the next rent review.

Group as Lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership other than legal title are classified as finance leases. All other leases are classified as operating leases.

Amounts due from lessees under finance leases are recorded as Loans and advances to customers at the amount of Group’s net investment in the lease.

Finance lease income is recognised so as to give a constant rate of return on the net cash investment, without taking account of tax payments and receipts (‘the pre tax actuarial method’).

The assets held for operating leases are included within the Group’s property, plant and equipment and depreciated over their useful economic lives. Lease income is recognised on a straight line basis over the term of the lease unless another systematic basis is more appropriate.

Group as Lessee

Assets held on finance leases are capitalised where the lease transfers the risks and rewards of ownership to the Group. The conditions for capitalisation are the same as UK GAAP, except that IFRS requires the land and buildings elements of leases to be assessed separately to determine whether the buildings element should be capitalised. This has not resulted in any significant change to the classification or measurement of assets or liabilities arising from finance leases where the Group is lessee.

Lease incentives are spread over the term of the lease.

(j) Dividends

Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are approved by the Company’s shareholders.

BARCLAYS PLC

APPENDIX B

Differences between UK GAAP and IFRS (continued)

UK GAAP	IFRS

(k) Deferred tax

Deferred tax is provided in full for all material timing differences that have not reversed at the balance sheet date. Provision is not made for specific items which are not expected to result in taxable income in the future, namely gains on the revaluation of property and the unremitted earnings of subsidiary and associated companies.	Deferred tax is provided in full based on the concept of temporary differences, including items such as the revaluation of property and the unremitted earnings of subsidiaries and associated companies where the Group is not able to control their distribution policies.

(l) Other credit risk provisions

Provision balances for bad and doubtful debts include provisions raised with respect to undrawn contractually committed facilities and guarantees.

Provisions raised with respect to undrawn contractually committed facilities and guarantees (other credit risk provisions) are presented separately from impairment losses on loans and advances.

In 2004, the other credit risk provisions have been presented separately from provision balances for bad and doubtful debts. However, the measurement of these provisions is unchanged from UK GAAP.

(m) Property, plant and equipment

Property, plant and equipment is carried at either original cost or subsequent valuation, less depreciation calculated on the revalued amount where applicable. From 1st January 2000, following the introduction of FRS 15, the revalued book amounts were retained without subsequent revaluation subject to the requirement to test for impairment.

Depreciation is charged on the cost or revalued amounts of freehold and long leasehold properties over their estimated economic lives.

The carrying value of property, plant and equipment included in the UK GAAP balance sheet at 1st January 2004 has been carried forward into the IFRS balance sheet without adjustment as deemed cost. Depreciation is charged in a manner consistent with UK GAAP.

BARCLAYS PLC

APPENDIX B

Differences between UK GAAP and IFRS (continued)

Effects of the application of IAS 32, IAS 39 and IFRS 4

The significant differences between the Group’s UK GAAP accounting policies and IFRS accounting policies applied to the treatment of financial instruments and insurance contracts, which have been incorporated into the opening balance sheet as at 1st January 2005, are as follows:

UK GAAP	IFRS

(n) Derivatives and hedge accounting

Derivatives used for hedging purposes are measured on an accruals basis consistent with the assets, liabilities, positions or future cash flows being hedged. The gains and losses on these instruments (arising from changes in fair value) are not recognised in the profit and loss account immediately as they arise. Such gains are either not recognised in the balance sheet or are recognised and carried forward. When the hedged transaction occurs, the gain or loss is recognised in the profit and loss account at the same time as the hedged item.

Derivatives that are not hedge accounted are recorded at fair value, with changes in fair value recorded in the profit and loss account.

Products which contain embedded derivatives are valued with reference to the total product inclusive of the derivative element.

IAS 39 requires all derivatives to be recorded at fair value. Provided all hedge accounting conditions are met and the hedging relationship is deemed to be effective, the derivative may be designated as a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. The change in value of the fair value hedge is recorded in income along with the change in fair value, relating to the hedged risk, of the hedged asset or liability. The change in value of a cash flow hedge is recorded in equity, to the extent it is effective and recycled to income as the hedged cash flows affect the income statement. The change in value of a net investment hedge is recorded in the translation reserve to the extent the hedge is effective and only released to the income statement when the underlying investment is sold.

As at 1st January 2005, all hedging derivatives have been recognised at fair value and adjustments have been made to hedged items where fair value hedge accounting will be applied. Hedges have been designated and documented in compliance with IFRS and, where possible, US GAAP, with hedge accounting applied from that date. Where hedges were in place under UK GAAP that have not been designated as hedges under IFRS, adjustments have been made to the hedged item or equity to reflect the hedged position as at 31st December 2004.

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, and the host contract itself is not carried at fair value, the embedded derivative is bifurcated and reported at fair value with gains and losses being recognised in the income statement.

BARCLAYS PLC

APPENDIX B

Differences between UK GAAP and IFRS (continued)

UK GAAP	IFRS
(n) Derivatives and hedge accounting (continued)

At 1st January 2005, all embedded derivatives or the whole contracts containing embedded derivatives have been included on the balance sheet at fair value.

(o) Classification and measurement of financial instruments

Financial instruments are generally divided into banking book, which are carried at cost, and trading book, which are carried at fair value.

Positions in investment debt securities and investments in equity shares are stated at cost less provision for diminution in value. Investment securities are those intended for use on a continuing basis by the Group.

IAS 39 requires all financial assets to be classified at initial acquisition and subsequently measured in accordance with the classification:
	Classification	Measurement basis
	Held to maturity	Amortised cost less impairment
	Loan or receivable	Amortised cost less impairment
	Available for sale	Fair value - gains and losses included in shareholders’ equity until disposal or impairment
	Fair value through profit or loss	Fair value - gains and losses included in the income statement

Financial liabilities are classified as held for trading or are carried at amortised cost.

In addition, in certain circumstances financial assets and liabilities may be designated as fair valued through profit and loss at initial acquisition in certain circumstances.

Investment securities and equity shares are generally classified as available for sale.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument or is based on a valuation technique whose variables include only data from observable markets.

BARCLAYS PLC

APPENDIX B

Differences between UK GAAP and IFRS (continued)

UK GAAP	IFRS
(o) Classification and measurement of financial instruments (continued)

At 1st January 2005, financial instruments have been classified and measured in accordance with IAS 39. In general, financial instruments included in the trading book under UK GAAP have been classified as held for trading, banking book loans and receivables have been classified as loans or receivables and investment securities have been classified as available for sale.

In addition, the fair value of certain trading derivatives has been restated to eliminate any profits recognised that are not evidenced by reference to data from observable markets.

(p) Netting

Under FRS 5, items are aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance.

Financial assets and liabilities are offset and the net amount reported in the balance sheet if, and only if, there is currently a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis at all times, or to realise the asset and settle the liability simultaneously.

The application of IFRS has resulted in certain transactions that qualified for netting under UK GAAP, being presented on a gross basis from 1st January 2005. The primary differences include derivative assets and liabilities subject to master netting agreements, repurchase contracts and cash collateral balances.

BARCLAYS PLC

APPENDIX B

Differences between UK GAAP and IFRS (continued)

UK GAAP	IFRS

(q) Capital instruments

Under FRS 4, capital instruments are classified as debt if they contain an obligation, including a contingent obligation, to transfer economic benefits to another party.

Issued financial instruments are classified as liabilities where the substance of the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset to the holder. In the absence of such an obligation, the financial instrument is classified as equity.

The application of IFRS has resulted in certain funding instruments that were included in undated loan capital under UK GAAP being reclassified as equity from 1st January 2005. Where the instruments have been reclassified, they have been remeasured to net proceeds at the date of issue and the subsequent foreign currency movements have been eliminated.

(r) Loan impairment

Specific provisions are raised when the creditworthiness of a borrower has deteriorated such that the recovery of the whole or part of an outstanding advance is in serious doubt. Specific provisions are generally raised on an individual basis, although specific provisions may be raised on a portfolio basis for homogeneous assets and where statistical techniques are appropriate. General provisions are raised to cover losses which are judged to be present in loans and advances at the balance sheet date, but which have not been specifically identified as such.

If collection of interest is doubtful, it is credited to a suspense account and excluded from interest income in the profit and loss account. The suspense account in the balance sheet is netted against the relevant loan.

Impairment losses are recognised where there is evidence of impairment as a result of one or more loss events that have occurred after initial recognition, and where these events have had an impact on the estimated future cash flows of the financial asset or portfolio of financial assets. Impairment of loans and receivables is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Impairment is measured individually for assets that are individually significant and on a collective basis for portfolios with similar risk characteristics.

Under IFRS, all impairment allowances are calculated in the same manner and there is no distinction between general and specific provisions.

The overall change in the total level of credit impairment is not material. The application of IFRS has resulted in re-analysis of UK GAAP general and specific provisions into IFRS impairment allowances and the reallocation of impairment allowances within the businesses.

Interest on impaired loans is recognised using the original effective interest rate, being the rate used to discount the estimated future cash flows for the purpose of calculating impairment.

BARCLAYS PLC

APPENDIX B

Differences between UK GAAP and IFRS (continued)

UK GAAP	IFRS

(s) Effective interest

Interest is recognised in the income statement as it accrues. Fee income relating to loans and advances is recognised so as to match the cost of providing a continuing service, together with a reasonable profit margin. Where fees are charged in lieu of interest, it is recognised as interest receivable on a level yield basis over the life of the advance. Costs associated with the acquisition of financial assets are either spread over the anticipated life of the loans or recognised as incurred, depending on the nature of the cost.	The effective interest method is a method of calculating the amortised cost of a financial asset or liability (or group of assets and liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the expected future cash payments or receipts through the expected life of the financial instrument, or when appropriate, a shorter period, to the net carrying amount of the instrument. The method results in all fees relating to the origination or settlement of the loan that are in the nature of interest and all direct and incremental costs associated with origination being recognised over the expected life of the loan. The application of the method has the effect of recognising income (or expense) receivable (or payable) on an instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.

(t) Insurance contracts

Certain products offered to institutional pension funds are accounted for as investment products when the substance of the investment is that of managed funds. The assets and related liabilities are excluded from the consolidated balance sheet in order to reflect this substance.

From 1st January 2005, life assurance products are divided into investment contracts and insurance contracts. Investment contracts are accounted for under IAS 39 and insurance contracts are accounted for under the Modified Statutory Solvency Basis. The income and expense and assets and liabilities that arise on the investment contracts are presented separately from those arising under insurance contracts.

Where the legal form of the asset management products offered to institutional pension funds is an insurance contract, the assets and corresponding liabilities associated with these products are recorded on the balance sheet as investment contracts.

BARCLAYS PLC

APPENDIX B

Differences between UK GAAP and IFRS (continued)

UK GAAP	IFRS

(u) Derecognition and financial liabilities

Under FRS 5, a liability is derecognised if an entity’s obligation to transfer economic benefits is satisfied, removed or is no longer likely to occur.

A financial liability is extinguished when and only when the obligation is discharged, cancelled or expires. A financial asset can be removed from the balance sheet only where the derecognition conditions have been met, including a requirement to continue to recognise financial assets only to the extent of any continuing involvement in them after the transfer.

The application of IFRS has resulted in certain customer accounts being remeasured as at 1st January 2005 to reflect the entire legal obligation. In addition, certain customer loyalty provisions, which meet the definition of financial liabilities, have been re-classified from provisions to financial liabilities and re-measured accordingly.

Certain securitisation structures that qualified for linked presentation under UK GAAP in 2004, and which were presented on a gross basis under IFRS in 2004, qualified for derecognition on a ‘continuing involvement’ basis under IFRS from 1st January 2005 and have been substantially removed from the balance sheet from that date.